7/19



05009825

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME British Land Co PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

FILE NO. 82- 34741 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 7/19/05

Annual Report & Accounts 2005



The British Land
Company PLC



Historic Royal Palaces, a Royal Charter Body with charitable status, is responsible for the care, conservation and presentation to the public of the unoccupied royal palaces: HM Tower of London; Hampton Court Palace; Kensington Palace State Apartments; the Banqueting House at Whitehall; and Kew Palace with Queen Charlotte's Cottage.

Front cover | Hammering the competition *The best architects always insist on high quality materials, and for generations this small Dorset quarry has been the main source of the fine Purbeck marble used to restore many of Britain's most distinguished buildings.*

Foreword

As Britain's largest property investment company, we are aware that the pace of development can be remarkably swift. The built environment, on the other hand, evolves far more slowly and we are mindful of the need to preserve its integrity for future generations.

British Land liaises closely with many organisations which are equally concerned with securing its future: heritage groups, preservation societies, architectural and environmental bodies. Among the many foundations with which we work are English Heritage, The Civic Trust, Department for Culture, Media and Sport, Historic Churches Preservation Trust, CABE, The National Trust and The Scottish National Trust.

Each group has a different remit but all are united by the belief that the country's architectural inheritance and green spaces should be actively managed to yield the greatest long-term benefit. Our Annual Report looks at the ways in which hands-on conservation helps ensure that the legacy of the past is never forgotten. British Land is delighted to celebrate the work of colleagues and friends who, like ourselves, have a responsibility for shaping the fabric of the world we live in.

Our most distinctive features

Largest UK property portfolio
continuous asset selection

Quality assets
best property in prime locations

Focused business
92% of portfolio positioned in retail and central London offices

Long leases
sustainable, assured cash flows

Growing earnings
built in and further potential

Actively adding value
intense pursuit of asset management and development gains

Secure risk profile
consistent, integrated business model

Financial acumen
efficient capital structure

Superior total returns
over long term

Able management
a key to all we do

Highlights

Underlying profit before tax[1]
year ended 31 March
£m



200
160
120
80
40
0
2001
2002
2003
2004
2005

Net asset value per share[2]
as at 31 March
pence



1200
1050
900
750
600
450
300
150
0
2001
2002
2003
2004
2005

Dividends per share
year ended 31 March
pence



16
14
12
10
8
6
4
2
0
2001
2002
2003
2004
2005

	March 2005	March 2004	% Increase
Net rental income[5]	**£571.8m**	£523.0m	9.3
Underlying profit before tax[1]	**£174.8m**	£149.4m	17.0
Underlying EPS[1,2]	**34.3p**	31.2p	9.9
Dividends per share	**15.7p**	14.5p	8.3
Net Asset Value per share[2]	**1111p**	966p	15.0
Total return[3]	**16.6%**	14.1%	
Pre-exceptional total return[3,4]	**22.4%**	14.1%	

1 Excludes £180m exceptional charge relating to the refinance of Broadgate, net of tax where relevant (Note 3, 5 to the Financial Statements (FS)) and profits on asset disposals

2 Adjusted, diluted (Note 6, 21 FS)

3 Growth in adjusted, diluted net asset value per share plus dividends per share

4 Excludes exceptional charge (Note 5 FS) and the removal of Stamp Duty exemption for disadvantaged areas (£166m)

5 (Note 3 FS)

Corporate Strategy

British Land seeks to achieve long-term growth in shareholder value by:

- **focusing on prime assets** in the office and retail sectors;
- **creating exceptional long-term investments** with strong covenants, long lease profiles and growth potential;
- **enhancing property returns** through active management and development; and
- **maximising risk-adjusted returns** through optimal financing and partnership with others.

The key to high returns is flexibility, in terms of business organisation, deals and financing, to take advantage of shifts in the property market.



From industrial premises to city squares and seaside piers, **the Georgian Group** protects a unique group of structures from demolition and unsympathetic alterations. Each year it advises local authorities on around 6,000 planning applications that may compromise the architectural integrity of Georgian buildings.

Forging ahead *At his smithy in Dorset, Duncan Meads works on a set of wrought-iron railings – outwardly indistinguishable from ones made 200 years ago – that will be used to restore a period property to its original condition.*



Statement by the Chairman, John Ritblat

British Land has had a thoroughly good year. I have every confidence in the current property market, but I must still stress the skills, instincts and sometimes courage that are required to achieve good returns, not just now but in the future.

In attracting major new tenants to occupy our new developments in the City of London, our properties have passed the acid test. We have raised funds of £3.1 billion including a record financing in excess of £2 billion on Broadgate, and we spent £1.3 billion. In November 2004 we were delighted to welcome Stephen Hester as our new Chief Executive.

Results

Our financial results revealed profits – pre-tax, pre-exceptional – exceeding £200 million for the first time ever. We took a £180 million (24p per share net of tax) exceptional charge in respect of the Broadgate refinancing, and suffered a reduction (32p per share) in net assets as a consequence of the arbitrary removal of the Stamp Duty exemption for disadvantaged areas but, even so, we made a 15% increase in net assets per share, which rose 145p to 1111p on an adjusted diluted basis.

The total return was 22.4% before the exceptional charge and the loss of Stamp Duty exemption, and still 16.6% after.

The final dividend is up 8.2% to 10.9p per share, making a distribution of 15.7p for the year.

British Land's approach

We strive to buy or construct buildings to match what tenants need and want, not just now but in the future. In today's market they are much better informed and more selective than was the case when property was a scarce commodity. Energy efficiency, the quality of life and amenities for occupiers, and the impact on local communities, all must pass muster. Buildings also need to be capable of being kept up-to-date by easy adaptation as technology evolves ever further. This is not a short-term business.

British Land selects its portfolio to encourage tenants to take long leases in our high quality, well located buildings. Property offering these advantages is a good investment for our shareholders and will grow in value over time as it produces increasing income.



Property market and regulations

There may be some disillusionment among private investors with equities, but that makes the prospect of REITs (Real Estate Investment Trusts) even more significant. These Trusts will enable investors to put their funds into those property companies which convert to REIT status without, as at present, being taxed twice, at both the corporate and personal levels. This is not to suggest of course that investors should be beguiled by the blandishments of tax benefits over the merits of the underlying assets. The foundation of the portfolio for our investors is always the prospects and quality of our buildings.

The enactment, when the Government has ended its consultation process, of considered legislation on REITs will signify real progress. We are pleased that the interests of all property companies are being represented by Lucinda Bell, our own Head of Tax and Accounting.

I have every confidence in the current property market, but I must still stress the skills, instincts and sometimes courage that are required to achieve good returns. A successful equity fund manager may make good picks, but does not manage the companies selected. A successful property entrepreneur also has to make good picks, but additionally has to apply creative managerial and asset management skills, coupled with awareness of emerging trends to maximise returns. The results can be only too obvious: there is nowhere to hide.

The extra managerial dimension required is nowhere more evident than in the testing aspects of new development of property, where the gap between success and failure, often the result of idiosyncrasies of personal judgments, can have such severe economic consequences. Many factors can influence the judgments, and the resulting success or failure is all too apparent. See-through clothing may be revealing, but a see-through building is a disaster!

The risks are very real, and a constant reminder to those of us who devote our lives to property that often we are exposed to changes in the business environment over which we have no control. It is therefore salutary that one change sought by some tenants – destroying upward only rent reviews – was resisted by the Government after it had considered the facts. Of course there should be choices offered to tenants, and the movement towards shorter lease terms and thus fewer rent reviews has accommodated this choice. That's what a free market is about.

Many tenants insist on long leases even with reviews. They are aware that long-term security, often coupled with extracting substantial cash from lease-back arrangements, can fully justify an upward only rent review clause, and may well be preferable as a better economic bet on market forces. Tenants currently exercising this preference include some with considerably greater financial muscle than their poor landlords!

Tenants and landlords have common commercial interests, and work together to achieve their separate objectives. British Land has made the use of joint ventures and leasebacks a particular feature of its business. By co-operating with partners it has been possible to obtain the benefits of extending assets under management to £14 billion, well above our own assets of £12.5 billion. And property owners risking capital have to work together – they are often neighbours – and communities gain from major redevelopment schemes carried out jointly.

Financial resources

A major property business takes a lot of financing and as I have always said, half of our business is simply about money. Though the assets, our buildings, are highly visible counters, the liabilities demand almost as much attention. Since we launched the first securitisation by a British property company in 1996 we have raised over £5.3 billion through this route, refining techniques and reducing costs to provide a range of maturities. The maintenance of adequate financial resource remains a key focus of our business, with managed and structured gearing providing an important method of extracting superior returns from our portfolio of quality. Yields may appear lower – but not the long-term prospects for gain and total return.

In reality and in real estate there are no short cuts to sustained growth. Major property decisions to buy, sell or develop, and related financial decisions, have to stand the tests of time. Though instant uplifts are nice, it is the long-term projects that bring greater rewards for shareholders and at lower risk.

Warmest thanks to Lord Burns, who leaves the Board on 30 September 2005. He has been a highly valued non-executive director since 2000, and chairman of our Audit Committee. We wish him every success in his new appointment at Marks & Spencer plc.

We are most grateful to Atisreal whose 20 years' exemplary professional service as valuers to the Group has now concluded.

Shareholders have been well served in the past year by our staff at Head Office, Meadowhall, Broadgate and elsewhere. My warm thanks go to our entire team, including management and my colleagues on the Board, for their sustained and cohesive efforts in all aspects of our business.



John Ritblat Chairman
24 May 2005

Statement by the Chief Executive, Stephen Hester

It is my pleasure to write this having enjoyed an active first six months at British Land. The Company, its people and its assets are everything I was expecting and I am greatly optimistic for British Land's future.

Strategy

As this is my first letter it makes sense to update you on British Land's strategy, characteristics and the evolution we are now embarked upon.

British Land has long been about growth, quality and security in its chosen markets – and brings to this focus an entrepreneurial spirit, a willingness to change and to embrace opportunity. These tenets are grounded on a deep understanding of both property and financial risk. British Land fully appreciates the value of firm foundations to the portfolio and the Company's role as a safe investment vehicle for its shareholders, but one which nevertheless delivers superior bottom line performance. The Company has a strong bias to high quality real estate for its core, a portfolio feature that can often be undervalued in bull markets but is essential in less certain times.

And I should add to these core themes, three business principles. At all times, cliché though it may be, the primary mission is to deliver superior shareholder value; we need to be unafraid of radical change but equally happy to sit on our hands where that is the wisest course – without being misled by temporary market fads. We must stay true to medium and longer term value trends; especially as many real estate decisions are made with at least five to ten years' progression in mind.

Companies which do not maintain a clear focus on where and why they will be good at what they are doing can come unstuck, which of course is a lesson well rehearsed in other sectors. That is not the same as saying a company can only do one thing, or can never nurture new initiatives – far from it – but it does encourage an important strategic discipline.

Finally, I believe in staying at the forefront of investor friendly behaviour; in disclosure and transparency; in straight talking and in open listening. British Land has already distinguished itself in this respect and we plan to take a further step by introducing quarterly reporting at the end of 2005 along with the early introduction in this Annual Report of new and fuller "Operating and Financial Review" reporting.



Business results

Turning to our business results for 2004/5, British Land delivered a total return of 22.4% (underlying) which even after charges for Broadgate refinancing and Stamp Duty increases was still 16.6%. These attractive returns maintain our successful record relative to our major competitors.

Portfolio activity was high, as the Company showed its distinctive ability to add value through purchases, sales, partnerships and developments. These skills will remain important to complement organic growth in our long-term cash flows.

During the year we took full advantage of many opportunities to improve our assets. The misfortunes of Allders became the route to installing Debenhams at the Queensmere Shopping Centre, Slough, at the Peacocks Centre, Woking and at the Eastgate Centre, Basildon. British Land also bought the Allders store at Clapham and leased it to Debenhams. Additionally a range of other retail, office and leisure assets have been acquired, strengthening the portfolio in sectors where the Company's managers have a proven record of adding value.

Nearly all the portfolio enjoys high occupancy, is of prime quality, with excellent covenants on long leases. In turn the bias to quality allows room for greater adventurousness in trading or development as well as in financial leverage. British Land is intrinsically low risk, and its properties are therefore able to support gearing through debt on fine terms. We thereby improve shareholder returns at modest total risk compared to the less visible but very real challenges that too much secondary property can bring.

The future

Our portfolio is well positioned for the next few years – though we will continue to actively reshape it. 55% is in top quality retail property, dominated by out of town assets benefiting from long-term fundamental growth trends that will endure a more challenging retail climate. This is complemented by our prominent and prime exposure to the London office cycle with both investments and future developments and is well protected against the downside of short leases or of secondary buildings or of unpromising locations.

On management matters, we are focused on adding to our capacity for pro-active asset management and strong customer orientation. We also have introduced a regular, disciplined and dispassionate assessment of our assets. Each asset in the portfolio has to be established as having good prospects for the future or we will lessen our capital exposure to it over time.

As to the prospects for our industry, it is encouraging that rents appear to be affordable in most sectors of the economy. The yield shift that has occurred is supported by the fundamentals, particularly in comparison to alternative asset classes and we see some more to come. Investors know that the risks and returns of property offer a favourable mix. So investor demand for property has been exceeding supply as a process of reweighting takes place, and the prospective establishment of REITs seems likely to support this trend. However, it is important to note that we will continue to manage our business on the bedrock of our properties and their cash flows – not for the ebbs and flows of transaction pricing and activity.

To achieve the changes we target, and to continue to make our shareholders' money, one resource remains particularly crucial – our people. The talents and experience of British Land's management are well recognised and it is our prime responsibility to retain, develop and renew our team. This we are doing. I would like to thank my new colleagues at British Land for all their efforts in 2004/5 and their results in which we can have some pride. But I should also thank them especially for a warm welcome and a fine inheritance!



Stephen Hester Chief Executive
24 May 2005



Operating and Financial Review

Highlights of the year to 31 March 2005

Net Asset Value per share[1] increased by 15.0% to 1111 pence, up 20.8% underlying[3,4]

Underlying profit before tax up 17.0% to £174.8 million[2,3]

Underlying earnings per share[1] up 9.9% to 34.3 pence[2,3]



Net rental income5
year ended 31 March
£m
600
500
400
300
200
100
0
2001
2002
2003
2004
2005



Underlying profit before tax2,3
year ended 31 March
£m
200
160
120
80
40
0
2001
2002
2003
2004
2005



Net asset value per share1
as at 31 March
pence
1200
1050
900
750
600
450
300
150
0
2001
2002
2003
2004
2005



Dividends per share
year ended 31 March
pence
16
14
12
10
8
6
4
2
0
2001
2002
2003
2004
2005

Introduction

British Land has delivered to shareholders exceptional growth and value creation over the year reviewed herein. This stems from the combination of an outstanding portfolio of prime assets and the successful application of intense management activity in leasing, development, asset management and financing.

At the same time, British Land is positioning itself clearly and actively for future success. Our new Chief Executive has led a review of strategy, output of which is being implemented. The portfolio mix is moving to underpin future growth and a significant refinancing has reduced costs and increased flexibility moving forward.

The investment property market has remained strong with growth based on robust fundamentals relative to other asset classes. This looks set to continue, albeit perhaps at a slower pace overall.

Objectives

British Land's primary objective is to produce superior, sustained and secure long-term shareholder returns from management of our chosen real estate activities and their financing.

The bedrock of our strategy is:

- to focus on areas of competitive advantage
- a bias to high quality assets, with long lease profiles and favourable demand and supply characteristics, complemented by an efficient capital structure
- a distinctive ability to add value through purchases, disposals and partnerships
- excellent integrated risk management skills – blending leasing, development, asset and liability risk into a single attractive and secure growth proposition for shareholders
- superior long-term income/cash flow growth
- a confident, entrepreneurial and, where justified, contrarian culture.

How British Land will evolve

We plan to develop further:

- the intensity of our asset management activities, with increasing focus on our customers
- the disciplined process of regular review of our assets' prospective performance, as individual properties and the portfolio composition, making changes as appropriate
- our human capital, managing change and renewal, while maintaining focus on performance for shareholders
- the Company's positioning at the forefront of investor friendly behaviour

and so to build on our strong record of value creation for shareholders.



dcms

The DCMS is responsible for 500,000 listed buildings, 17,700 ancient monuments and 8,500 conservation areas. On behalf of the Government it also administers the Heritage Lottery Fund which, in the past decade, has awarded £3 billion to more than 15,000 projects across the UK.

In flagrante delicto *Two Italianate divas glance coyly away as Lucy Ryan blows away the dust of centuries. This spring clean is part of the restoration of Stowe School's magnificent great dome.*

[1] adjusted, diluted (notes 6, 21 to the Financial Statements (FS))
[2] excludes profits on asset disposals (note 3 FS) for underlying profit before tax
[3] before exceptional charge of £180m relating to refinance of Broadgate, net of tax where relevant (note 5 FS)
[4] without the removal of Stamp Duty exemption for disadvantaged areas
[5] (note 3 FS)

All figures in this Operating and Financial Review include British Land's share of joint ventures unless stated otherwise.

British Land's primary objective is to produce superior, sustained and secure long-term shareholder returns from management of our chosen real estate activities and their financing.

Activity during the year

2004/5 has been a year of intense and fruitful activity.

Acquisitions and disposals

We have made a significant net investment this year reflecting our portfolio management priorities as well as confidence in market fundamentals. Several attractive opportunities became available to us, assisted by our strong market and tenant relationships, and where our financial capacity and ability to execute complex property transactions played a major part. Despite the short period of ownership, these purchases have already produced an aggregate 7% increase in value over purchase price.

A key feature of these acquisitions was the negotiation of **minimum rent increases** for at least 20 years on £732 million of purchases. As a result, across the entire portfolio, minimum guaranteed income uplifts now apply at the next rent review to property of some £1.6 billion, 13% of the total portfolio, underpinning rental growth and providing certainty of rising income. This includes over £950 million of retail and leisure property, where such uplifts may be of increasing importance should consumer sales result in slower rental growth in these sectors.

The **24 Debenhams department stores** were bought for £516 million and leased for a minimum of 30 years at an initial yield of 5.6%. The leases have been structured with rent increasing by a minimum of 2.5% per annum, with a review in March 2019 and five yearly thereafter to market rent if higher. There are opportunities, with tenant agreement, to remodel stores and enhance value.

The **Queensmere and Observatory Shopping Centres** in Slough were bought for £192 million. The initial yield is 6.0%. The zone A equivalent rents are relatively low and we believe there is considerable scope for improving these assets; a masterplanning exercise is in hand.

65 pubs were purchased from the Spirit Group for £174 million, an initial yield of 6.1%. The leases to Spirit are for 30 years with minimum annual rental uplifts of 2.5% per annum for 20 years, and with a landlord's option to revert to open market rents from year 15.

Purchases £1,361m – already making money	**Price £m**	**Uplift in value %**
Group		
24 Debenhams stores	516	5.7
Queensmere and Observatory Shopping Centres	192	1.6
65 freehold pubs	174	7.3
6 Homebase stores and Crawley, Sainsburys	102	3.6
Investment in Canary Wharf	97	44.2
471 residential units	71	2.3
Other	17	11.0
	1,169	8.2
Joint Ventures		
4 retail parks and 1 industrial estate	122	2.9
7 interests at East Kilbride and Aberdeen	70	(1.2)
	192	1.4
Total	**1,361**[1]	**7.2**[2]

[1] Group and 100% of JVs (including our 50% share of JVs, £1,234 million purchases completed in the year)

[2] valuation uplift on purchase price



Sainsbury's, Cardiff

The **six Homebase stores** and an adjacent Sainsbury's store in Crawley were bought for £102 million at an overall initial yield of 4.75% with reversions to come. All these out of town Homebase stores share sites with a Sainsbury's food store and five have open A1 planning status.

The **Scottish Retail Property Limited Partnership** (a joint venture with Land Securities) acquired further adjoining malls at the East Kilbride Shopping Centre; these strategic purchases consolidated into the Partnership the ownership of the entire town centre scheme and enable all the interconnecting malls to be managed by the Partnership as an integrated shopping destination. The Partnership also purchased additional ancillary interests at the Bon Accord and St Nicholas Centres, Aberdeen.

£97.1 million was invested in **Songbird Estates plc**, representing a 15.8% interest in the consortium which now owns 61.85% of Canary Wharf Group PLC. At the published 31 December 2004 values (adjusted for the change in Stamp Duty relief in March 2005) British Land's interest is supported by £486 million of underlying investment and development properties in Canary Wharf, financed through this leveraged vehicle.

After 31 March 2005, we acquired our joint venture partners' 50% share in the BL West companies, for £50 million plus repayment of the related £108 million bank loan. We now own the office properties at 1 and 10 Fleet Place, EC4.

Sales £344m – 8% above valuation	Price £m	Gain £m
Group		
Swiss Centre, Leicester Square	47	12
3 Somerfield supermarkets	13	1
33 residential units	8	
7 properties (retail, offices and industrial)	18	1
	86	14
Joint Ventures		
100 New Bridge Street and Watling House	151	
6 office properties	59	9
17 pubs	22	1
13 properties (residential, industrial)	26	2
	258	12
Total	**344**[1]	**26**[1,2]

[1] Group and 100% of JVs (including our 50% share of JVs, £215 million sales completed in the year)
[2] gross gain over latest year end valuation

The BL West joint venture sold the City office properties at 100 New Bridge Street and Watling House, Cannon Street, EC2, for £151 million; the offer was known at the time of the valuation and reflected in it.

The largest gain was on the Swiss Centre, Leicester Square, W1. We had relocated the Swiss Tourism office and put other tenants on break clauses, so creating a premium price for its development potential.

Adding value to our assets

We add value by a range of asset management and development initiatives, building on our quality assets and customer focus. The product of these endeavours typically is increased rents and new lettings.

New lettings – value creation	Number	Sq ft 000	Rent* £m	Increase in rent† £m
Retail warehouses	25	330	6.1	**3.4**
Shopping centres	138	226	9.9	**4.5**
High street retail	26	71	3.4	**2.3**
City offices	17	755	34.4	**32.9**
West End offices	19	113	4.0	**3.4**
Other	129	1,532	10.1	**7.8**
Total	**354**	**3,027**	**67.9**	**54.3**

including 100% of joint ventures
* total annual rent including rent free periods
† above previous passing rent

In the year under review, including joint ventures:

- **354 new lettings and lease renewals**, covering 278,700 sq m (3 million sq ft) of property brought new rent of £67.9 million per annum, after expiry of rent free periods. These include letting all the available offices and most of the retail at Plantation Place, EC3 and concluding agreement with Willis to develop their new City headquarters;
- **226 rent reviews** were settled which have increased rent by over £12.7 million per annum, 7% above our external valuers' estimates at the valuation date preceding the rent review, and representing 4.6% per annum year on year growth over the five year review pattern;
- redevelopment of the **ILAC Shopping Centre, Dublin**, owned jointly with Irish Life Assurance, has commenced. This major upgrade will involve relocating certain tenants, remodelling units and extensive works to create new facilities and amenities for tenants and shoppers in what has become Dublin's premier retail destination. A return of 80% is projected on the cost of €60 million;
- three **extensions** were completed at stores occupied by Tesco providing 1,630 sq m (17,500 sq ft) at a cost of £4.1 million. Initial additional rent is £300,000 per annum;
- the **surrender and re-letting** to Next of a unit in Beaumont Leys shopping centre, Leicester has been agreed. In addition to improving the tenant mix, the new rent of £22 per sq ft will significantly increase the rental values for the adjacent units, from the previous low level of £12-14 per sq ft. This is estimated to generate an increase in value after costs of some £2 million;
- we were in active dialogue with **Allders and Courts** and following their recent failures, we took the opportunity to negotiate the take back, remodelling, reletting and/or assignment of the eight stores in our portfolio, thereby improving tenant mix and increasing rents overall by an estimated £1.6 million per annum;

all examples of the many asset management projects each year which add value but are not widely reported.



An artist's impression of 201 Bishopsgate, EC2

Development programme

The Group's development programme is based on opportunities created from or otherwise complementing the existing portfolio. Development returns can involve substantial, unmanageable market risk and our approach often favours building to customer specifications, by agreeing pre-lets. We commit to projects in controlled stages on the basis of pre-lets or anticipated demand, adding value and quality assets to the portfolio and minimising income deficits, finance and other carrying costs.

Projects of 104,300 sq m (1.1 million sq ft) have completed on time and within budget. In a testing market we have achieved considerable letting success at these high quality office developments. At Plantation Place, EC3, the offices were fully let by November 2004 and the retail space is also now substantially let. Plantation Place South, EC3 is now being marketed.

We have committed to a further 159,400 sq m (1.7 million sq ft) of new projects, 75% of which are already pre-let.

Developments – 73% let	Sector	PC[1]	Sq ft 000	% Let by rent	Income contracted £m
Completed projects					
Plantation Place	City office	Q2 2004	542	99	26.6
Plantation Place South	City office	Q3 2004	161	1	0.1
10 Exchange Square	City office	Q2 2004	164	46	3.2
Thatcham	Distribution	Q3 2004	256		
			1,123	**72**	**29.9**
Committed projects					
51 Lime Street	City office	Q4 2006/ Q1 2007	475	99	21.0
The York Building, W1	West End office	Q4 2006	138		
Daventry (Plot E4 & C1)	Distribution	Q2/4 2005	1,050	100	2.5
Blythe Valley (Plot A1)	Business park	Q4 2005	53		
			1,716	**75**	**23.5**
Total			**2,839**	**73**	**53.4**

[1] *practical completion of construction, achieved or anticipated*
Based on Group and 50% share of JVs (except areas which are at 100%)

At 51 Lime Street, **Willis Group** have contracted to take all the offices under a 25 year lease without breaks, take backs or put backs. In March 2005, we obtained a revised planning consent and have now started on site with a target to enable Willis to occupy in 2007.

The recent major pre-let of a 69,690 sq m (750,000 sq ft) distribution warehouse at the Daventry International Rail Freight Terminal on a 15 year lease to Tesco is in addition to the letting to Exel/Mothercare of 27,870 sq m (300,000 sq ft), and reinforces Daventry's position as a leading distribution location. Both developments have been contracted for forward sale on completion, at a significant surplus above cost.

Development prospects, as shown below, are those sites and properties where we have identified opportunities and are progressing with design, planning applications and site preparation for development projects. For example, at The Leadenhall Building a detailed planning consent has been obtained for a new 47 storey tower to provide 55,800 sq m (601,000 sq ft) of office accommodation; that is three times the floor space of the existing building.

Development prospects

Project	Sector	Sq ft 000	Cost £m[1]	Planning
201 Bishopsgate	City office	836	279	Revised submitted
The Leadenhall Building	City office	601	270	Detailed
Ludgate West	City office	123	47	Detailed
Regent's Place	West End office/ Residential	1,036	370	Osnaburgh submitted NEQ pending
Blythe Valley Park	Business Park	751	115	Outline/Detailed
New Century Park	Business Park/ Distribution	657	88	Outline
Meadowhall Casino	Leisure	409	124	Pending
Theale	Residential	254	46	Submitted
Daventry (BLR)	Distribution	335	5	Outline
Redditch (BLG)	Distribution	227	4	Detailed
Total		**5,229**	**1,348**	

[1] estimated costs of construction excluding land and interest costs
Based on Group and 50% share of JVs (except areas which are at 100%)

We have planning permission for 58% of the development prospects for commercial properties which, if they were built at a total cost to the Group of £529 million and fully let, would add further rental income of some £60 million per annum at current market rental values. This does not include 201 Bishopsgate where we have an existing permission but are in the process of seeking a revised planning consent for 77,630 sq m (835,600 sq ft).

At current market rents, if all these development prospects were completed and let, they would add a further £151 million per annum to rental income.

Further details of our development programme are shown later in this report.



Plantation Place, EC3

We have committed to a further 1.7 million sq ft of new projects, 75% of which are already pre-let.

Financial results, year to 31 March 2005

Our asset management, development and investment activity has contributed to a strong financial performance:

	March 2005	March 2004	% increase
Revenue:			
Gross rental income	**£619.9m**	£565.6m	**9.6%**
Net rental income	**£571.8m**	£523.0m	**9.3%**
Underlying profit before tax[1]	**£174.8m**	£149.4m	**17.0%**
Underlying earnings per share[1,2]	**34.3p**	31.2p	**9.9%**
Dividends per share	**15.7p**	14.5p	**8.3%**
Capital growth and total return:			
NAV per share[2]	**1111p**	966p	**15.0%**
Total return[3] per share	**161p**	122p	
Total return[3]	**16.6%**	14.1%	
Pre-exceptional total return[3,4]	**22.4%**	14.1%	

[1] excludes £180m exceptional charge relating to the refinance of Broadgate and profits on asset disposals (notes 3, 5 to the Financial Statements (FS))
[2] adjusted, diluted (notes 6, 21 FS)
[3] growth in adjusted, diluted net asset value per share plus dividends per share
[4] excludes exceptional charge (note 3 FS) and the removal of Stamp Duty exemption for disadvantaged areas (£166m)

Our financial results are discussed below on the basis which includes our 50% share of joint ventures. Note 3 to the accounts shows pro-forma information in more detail.

Revenue returns

Gross rental income for the year increased by 9.6% to £619.9 million. Net rental income rose 9.3% to £571.8 million. The gross rents for the year were increased by £43 million due to the purchases and reduced by £10 million due to sales in the year. New lettings added £23 million.

Interest costs rose £15.8 million to £352 million (2004: £336.2 million) reflecting the cost of the acquisitions, the full year effect of acquiring our partner's share of BL Universal in November 2003, and the conversion into equity of the 6% £150 million Convertible Bonds in July 2004. Net rents covered interest 1.6 times (2004: 1.5 times).

Our administrative expenses, which fell last year, have risen this year by £7.6 million to £51.2 million, due to increased staff and other costs following major acquisitions and key personnel recruitment. Our administration costs remain low at only 0.4% of the value of the portfolio, a competitive advantage we intend to maintain. These costs include all management and staff incentives charged at full fair value.

Broadgate was refinanced by a new £2.08 billion securitisation (details of which are set out later in this review) resulting in an exceptional accounting charge against pre-tax profits in the second half of the year of £180 million, mainly due to the difference between the redemption value and book value of the existing Broadgate debt. The effect on net asset value is a reduction of 24 pence per share after tax. The impact on British Land's NNNAV ("triple net" asset value), broadly the NAV if debt was valued at market rates and with deferred tax provided on unrealised capital gains, is a reduction of less than 3 pence per share.

Underlying profits before tax (excluding the exceptional charge and profits on asset disposals) were up by 17.0% to £174.8 million. Significant contributions to this increase were the additional rental income from new lettings and the interest saving following the redemption of the Convertible Bonds.

Profits on asset disposals amounted to £27.0 million, representing sales proceeds less sales costs and the relevant properties' valuation at March 2004. After the exceptional charge of £180 million, **profits before tax** were £21.8 million.

The **pre-exceptional tax rate** this year is 8.5% (2004: 7.8%). This low rate arises principally through resolution of prior year items. The exceptional charge arising on the Broadgate refinancing has been used to relieve profits in the current year. The balance is being carried forward for use in 2006 and later years.

Earnings per share were also affected by the exceptional charge and are more comparable on an underlying, pre-exceptional basis:

Diluted earnings per share:	March 2005	March 2004	
Underlying[1]	**34.3 pence**	31.2 pence	+9.9%
Reported	**11.3 pence**	34.5 pence	-67.2%

[1] adjusted and excludes exceptional item and profits on asset disposals (Note 6 FS)

Growth in the dividend is maintained again this year; a final dividend of 10.9 pence is proposed, making a total dividend for the year of 15.7 pence per share, up 8.3% on the year, covered 2.2x by the profits for the year after tax and before the exceptional item. This continues our policy of progressive dividend growth, delivered consistently for over 20 years.

Capital growth and total return

The effects of portfolio value growth and retained profits significantly **increased net assets** this year:

Adjusted diluted:	March 2005	March 2004	
Net assets[1]	**£5,823.6m**	£5,035.4m	+15.7%
Net assets per share[1]	**1111 pence**	966 pence	+15.0%

[1] Note 21 FS

The underlying increase in the portfolio valuation was 8% before the re-imposition of Stamp Duty in disadvantaged areas, which reduced values by £166 million, or 32 pence per share, such that the valuation increase became 6.5%.

As we restrict the amount of equity financing the business, the capital growth attributable to shareholders is more than double the growth in the portfolio valuation.

Total returns to shareholders, the increase in net assets plus the dividend, grew significantly this year, both pre and post the exceptional charge and the impact of the re-imposition of Stamp Duty on disadvantaged areas:

Adjusted diluted:	March 2005	March 2004
Total return	**+16.6**	+14.1%
Pre-exceptional and Stamp Duty	**+22.4**	+14.1%

The performance in the year builds on our **strong record of value creation**, with total returns of 14.7% per annum and 12.6% per annum over the last three and five years, outperforming the average of our major peers by 48% and 31% over those periods. We have also generated shareholder returns above the average of our major peers and above the FTSE Real Estate Index over the three and five years.

Cash flows

Net cash flow from operating activities has grown strongly, reflecting growing rents and the effects of consolidating the former BL Universal JV for a full year. A reduced level of cash dividend received from JVs against the particularly high 2004 receipts and an extra interest payment due to the timing of the Broadgate refinancing have led to the £34 million reduction in pre investment and financing cash flows. Notwithstanding this reduction cash dividends paid during the year have been covered over 1.6 times. The increased investment and development cash flows in the year represent the Group's significant net investment in assets, these investments being principally financed by increased borrowings.

	March 2005 £m	March 2004 £m
Net cash flow from operating activities	**462.2**	381.4
Net cash flow after JV dividends, interest, tax and working capital movements	**125.2**	163.1
Net investment cash flows	**(526.5)**	(185.6)
Financing	**440.0**	136.5
Dividends	**(76.6)**	(67.0)

Strong contracted income growth

Our cash flow is generated from the rental income profile of our portfolio. Annualised net rents, including our share of joint ventures, were £625.6 million at the year end. This income is generated from long leases to strong tenants, with a weighted average unexpired lease term of 15.9 years. The resulting cash flow is robust and long term: 69.8% (2004: 72.1%) of the current rent roll remains in place in ten years' time, March 2015.

Income quality has been measured by IPD using the Experian Stress Score and shows 88% of our current rental income is receivable from tenants rated negligible, low and low/medium risk.

Rental income profile (assuming no rental value growth)
as at 31 March 2005



£m
1000
900
800
700
600
500
400
300
200
100
0
05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

- **Annualised net rents** of £625.6m at 31 March 2005 are shown to decrease on the first to occur of lease expiry or tenant's break. Annualised net rents are increased for the contracted reversions of £66.9m receivable over the next five years.
- **Renewal of leases on expiry or break.** Leases are assumed to renew on the date of expiry/break at the present annualised net rent*.
- **Reversionary income** (5 years) of £103.5m is based upon estimated rental values (ERV) by our external valuers at 31 March 2005. Reversions have been reduced for the contracted reversions of £66.9m as the rent is received over the next five years*.
- **Development programme committed and prospective** when completed and let has an estimated rent at 31 March 2005 of £182.4m*, assumed to be realised evenly over the next seven years.

The graph provides a snapshot of committed income and estimated income based on ERV at 31 March 2005, including our share of joint ventures. Upward only rent reviews across the portfolio protect rental income from falling below passing rent (prior to expiry/break).

In addition, no account is taken of future acquisitions, disposals, expenditures or other events. Rental income will be affected by such transactions and future opportunities; the graph is not a forecast.

Annualised net rents are gross rents plus, where rent reviews are outstanding, any increases to estimated rental value (as determined by the Group's external valuers), less any ground rents payable under head leases.

* No rental value growth is assumed

Strong growth in rental income is expected within the next five years from the existing portfolio and from the committed development programme. At current market rental values, without projecting any growth or inflation, this would add a further £134.8 million per annum. Some £90.4 million of this cash flow growth is already contracted as at March 2005, being £66.9 million from expiry of rent free periods and minimum rental uplifts, plus £23.5 million from pre-let agreements on developments. There is additional potential for income growth from the development prospects.

Rental growth – £90.4m contracted	Total £m	of which contracted £m
Annualised net rents, 31 March 2005	625.6	625.6
Reversion*, 5 years	103.5	66.9
Committed developments†	31.3	23.5
Development prospects†	151.1	
Total	911.5	**716.0**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by external valuers)

† to achieve income from developments the Group will incur construction and associated costs, which are not shown here – further details are set out in the Development Programme.

Portfolio split by value



Central London offices 35%
Provincial 2%
Development 2%
Other 6%
High street retail 10%
In town shopping centres 9%
Out of town shopping centres 11%
Superstores 12%
Retail warehouses 13%

Valuation uplift



All retail 7.4 9.6%
Retail warehouses 13.7 16.1%
Superstores 4.2 5.4%
Shopping centres 4.8 7.7%
High street 9.1 10.8%
All offices 5.6 6.1%
City offices 6.3 6.3%
West End offices 4.5 7.8%
Business parks & provincial 3.1 3.3%
Office development 0.9 1.4%
Other 4.9 5.4%
% increase by sector since March 2004¹
Stamp Duty change²

¹ Including valuation movements in developments, purchases and capital expenditure, and excluding sales

² Effect of the removal of Stamp Duty exemption for disadvantaged areas

Portfolio valuation, up 6.5% in the year (8% underlying)

Our portfolio focus is: Retail 55% – with emphasis on out of town, representing 68% of total retail Offices 39% – 94% in Central London

The British Land property portfolio has increased in value by £1.87 billion over the year to March 2005 to £12.5 billion, £770 million from growth of 6.5% and the balance £1.1 billion from net additions to the portfolio.

The removal by the Chancellor of Stamp Duty relief applicable to properties in disadvantaged areas reduced the valuation of the British Land portfolio by £166 million, or 1.5%, at a stroke. If that additional potential cost of transactions had not been imposed, the underlying growth in the portfolio would have been 8%.

All commercial sectors improved in value this year. The tables on pages 28 and 29 set out details of the valuation. Further details of the principal investment portfolios are shown after this review.

Meadowhall Shopping Centre, Sheffield, was up £22 million, or 1.6%, after an adverse Stamp Duty change of some £59 million on this property alone. Activity continues apace at this prime shopping centre, examples include: taking back the Allders, Sainsbury's and part of Boots space for reconfiguration; letting alternative adjoining space to Boots; installing a mezzanine level in the 9,290 sq m (100,000 sq ft) ex-Sainsbury unit to create over 50% more space; then splitting the unit for reletting – all expected to result in a significant uplift in income.

Superstores rose by 4.2%, a little disappointing following the increase of 15.1% last year. We are making more good progress with rent reviews and expect further growth.

Retail warehouses performed well, up 13.7% this year, building on a rise of 15.1% last year.

Broadgate, our prime City of London office estate, has risen in value by £98 million, 3.6%, due to a small yield shift and expiry of rent free periods. The offices are well let with a low vacancy rate of only 2%. Broadgate is low rise and low density, with 372,000 sq m (4 million sq ft) on 12 hectares (30 acres) excluding the station; the plot ratio is only 3:1. We have started a masterplanning exercise looking into the long term future of the estate, where we believe we can significantly increase the density.

Plantation Place is up 25.3%, which reflects the completion of the building and the successful letting of all the offices and substantially all the retail. (Plantation Place South is being marketed for letting).

A small uplift was seen at Regent's Place; this property was hit by the Stamp Duty changes but benefited from a yield shift.

Our in town retail investments, shops, shopping centres and department stores, have increased in value overall by 9.5%.

Our investment in Songbird Estates plc has been independently valued at £140 million, an increase over the year of 44% on cost. This investment also includes a 'D' share which gives a prior return to British Land on the performance of the Canary Wharf retail assets.

Performance against IPD index

For several years the Group has used Investment Property Databank ('IPD') to provide independent benchmarking of property returns as one tool in assessing portfolio performance.

The statistics below show the ungeared total property returns of the Group, including our share of joint venture properties and excluding overseas properties, in comparison to the index of fund performance.

Ungeared returns: Year to March 2005	British Land	IPD[1]	Relative
	%	%	%
All retail	**13.8**	**18.4**	**-3.9**
Retail warehouses	20.2	22.0	-1.4
Shopping centres	9.1	14.8	-5.0
High street	13.8	19.2	-4.6
All offices	**11.3**	**14.8**	**-3.0**
City	11.7	12.9	-1.1
West End	9.8	17.9	-6.8
Total portfolio	**12.6**	**16.9**	**-3.7**
Of which Stamp Duty change	**-1.5**	**-0.5[2]**	**-1.0**

[1] IPD December Universe (extrapolated to March 2005) unfrozen
[2] IPD estimate based on monthly index in March 2005

British Land's leveraged total returns outperformed the index at 22.4% on a pre-exceptional basis and were similar at 16.6% on a headline basis. However, at the ungeared level there was a shortfall versus the index of 2.7% after adjusting for stamp duty changes.

In considering the shortfall it is important to note that we target absolute risk adjusted total return and are not an index tracker. We do not mirror the composition of the benchmark assets; indeed we select concentrations of assets significantly different from the benchmark. This will give rise to volatility in relative returns in any given period.

The principal reason for the difference in 2004/5 performance when measured against IPD is that the IPD benchmark portfolio has a greater mix of secondary assets than British Land. Secondary property, not forming a significant part of the British Land portfolio, has performed particularly well in the year as investors have had to search for acquisitions in a competitive market and the risk factors normally associated with secondary property have been discounted. Approximately 4.3% of the IPD benchmark total return is accounted for by the additional yield shift on secondary properties. British Land's higher weighting in prime City offices has also tended to lower its comparative ungeared performance in this period. We expect these factors to adjust favourably for British Land going forward, as City offices move further into recovery and as investors reassess the relative risks of prime and secondary.

British Land's leveraged total returns outperformed the IPD index at 22.4% on a pre-exceptional basis.

The continued pressure of investment demand for UK property has resulted in further tightening of yields and consequently higher values.

Views on the property market

Current conditions

Investors across a broad range, including overseas purchasers and new property funds, find **UK property attractive** because:

- over the last 10 years total returns from property have been higher at 11.2% per annum than those from equities and gilts at 8.1/8.8% per annum
- income yield on property is higher than both gilts and equities, and above inflation
- property returns have been much less volatile
- well let property remains readily financeable with income yield remaining above the cost of borrowing
- property provides diversification benefits in an investment portfolio
- further rental and capital growth is expected.

In addition, readers familiar with the UK real estate market will already be aware of these **key structural features**:

- lease contracts usually have a term of between 10 and 25 years, regular rent reviews, typically every five years and upwards only, with tenants fully responsible for repairs and insurance
- demand drivers, from the UK's overall density and population growth, with a growing open market economy and a flexible labour force, particularly in London's experienced multinational financial sector
- supply constraints due to limited availability of land and a restrictive planning regime which tend to create barriers to new supply and support land values (although the pre-requisite work and costs of submitting planning applications have risen)
- transparency of the market with an established legal and transactional system, open access to land registry and a regulated and established valuation profession.

These current attractions and fundamentals of the market have been and are still resulting in **competition between buyers** for available property, and increasing upward pressure on market prices. UK institutional weighting to property has been low and is being re-rated, with institutions seeking to match commitments with bond-like income and growth potential. Overseas purchasers represented about one-third of total property acquisitions and European investors are now meeting competition from US and Australian purchasers.

As we anticipated at the interim report, the continued pressure of investment demand for UK property has resulted in further tightening of yields and consequently higher values. This yield shift has affected higher yielding secondary properties to a greater extent than for prime assets, as strong investor demand has led to the greater risk factors in secondary property being heavily discounted. Investors have reviewed their approach to UK property as an asset class and there is now a more favourable appreciation of its merits and investment qualities.

Purchases – strong investor demand for property


£ billion
50
40
30
20
10
0
2000
2001
2002
2003
2004
Property Companies
Overseas Investors
Other
UK Institutions
Private Investors

Source: Property Data

Retail

Retail sales have been much in the news recently and it is widely reported that in many cases the rate of sales growth has slowed. The high levels of consumer expenditure have paused as individuals' earnings growth has moderated and discretionary spending power has come under some pressure. For the retailers, overall operating margins have built up some resilience and rents as a proportion of sales is steady, so rents are not too high.

More significantly for British Land's portfolio positions, **out of town retail**, where our retail portfolio is focused, continues to take an increasing share of the total consumer spend; out of town sales grew 6% in 2004 with further growth forecast over the next five years, such that by 2009 out of town is expected to take over 34% of total retail sales. Fashion retailers need open A1 planning consents and these properties, which have good potential, represent 59% of our out of town retail warehouse portfolio. All retailers are continuing to require the large floorplate units provided on good out of town sites where they achieve on average a higher ratio of the value of sales per cost of rent. At the same time, the planning regime continues to limit the supply of new retail parks, concentrating both occupier and investor demand and maintaining pressure on rental and capital values. The introduction later this year of further planning restrictions relating to mezzanine levels, which has prompted a flurry of construction, will further add to the limitation of floorspace at these preferred locations.

In town retail still has an important position in the portfolio, where we concentrate on the best towns and high streets, and assets which have good opportunities for growth under our management.

Retailers' demand for trading space remains strong and overall retail rents have continued to grow, particularly out of town, and while the retail climate is feeling more challenging, we expect the supply and demand factors to continue to be favourable for our assets.

Out of town continues to take an increasing share of total retail sales


Growth % pa
% OOT Share of Total Sales
0
2
4
6
8
10
12
20
22
24
26
28
30
32
34
36
1995
1997
1999
2001
2003
2005
2007
2009
Out of town retail sales growth (left hand axis)
Total all stores retail sales growth (left hand axis)
Out of town % share of total sales (right hand axis)

Source: Verdict on out of town retailing 2005



Meadowbank, Edinburgh

Retailers' demand for trading space remains strong and overall retail rents have continued to grow, particularly out of town.



Finsbury Square, Broadgate EC2

Offices

London is a financial centre of global importance with competitive advantages including its highly skilled and flexible labour force, ideally located time zone, stable political, economic and legal system and a workable regulatory environment.

The Central London office occupier market has been through a testing few years with tenant demand subdued and rental values declining. During the last 12 months tenant demand has picked up and is now running at a level around the average for the last 10 years. Occupiers are seeking well designed and high quality space. British Land design and development standards have met these requirements and our developments have let well. Overall in the year we have agreed lettings of 63,000 sq m (680,000 sq ft) of City office developments.

Projected City rents:	Range £psf	Agents' consensus Average increase	BL City rent reviews % of rent roll
2005	45.00-48.00	**+1.9%**	14
2006	47.50-50.40	**+5.1%**	19
2007	52.50-55.40	**+9.3%**	14
2008	57.00-59.00	**+8.3%**	23
2009	59.75-63.00	**+5.1%**	28

As the City office market is now considered to be in the early stages of recovery with demand for space at trend levels, the take up of space is expected to increase. Due to reduced availability of required accommodation as a result of new speculative developments all but ceasing in 2003, rising rental values can be expected from 2006. Agents' forecasts show an average increase in headline City office rents in the range of 5-9% per annum over the next three/four years. We are aware of early indications of new development starts increasing, but any potential increased supply will only arise in the longer term cycle.

City office headline and effective rents – forecast to rise



£psf
80
70
60
50
40
30
20
10
0
80
84
88
92
96
00
04
08
Headline rents
Effective rents

Source: Property Market Analysis (PMA)

City employment set to rise



'000
Index (2000 = 100)
400
350
300
250
200
150
100
50
0
140
120
100
80
60
40
20
0
91
93
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
City employment (left hand axis)
Financial Services output (right hand axis)

Source: centre for economics and business research (cebr) Spring 2005

British Land is positioned for growth through investment in prime assets, principally out of town retail and Central London offices.

Outlook

Looking at the principal features of the UK property investment market we see that:

- rents are affordable in most sectors across the UK economy
- global competitiveness issues may restrain occupancy and rental growth, except where supply and demand imbalances exist
- the yield shift seen for property has been supported by fundamentals of comparison of the risks versus returns from alternative asset classes; this yield correction is now slower but continuing
- investor demand is still exceeding supply as property reweighting is in progress, which REITs can only reinforce.

Sentiment towards the property sector overall is also affected by the UK's economic performance and, in particular, levels of interest rates. There are no signs of rate increases at present and UK property yields overall remain significantly above market spot and 10 year interest rates.

Property Market Analysis LLP, Europe's largest independent property research consultancy, has identified Central London offices and out of town retail as the sectors with the best prospects for total returns over the next five years. British Land's portfolio is strongly weighted in these sectors.

Portfolio positioned for growth with security

PMA* forecast – next 5 years	Average ungeared total return % pa	British Land's weighting %
Shopping centres	5.5	20
Retail warehouses	**10.1**	**†26**
High street	6.0	10
Central London offices	**7.9**	**37**
Provincial offices	5.9	2
Industrial	6.6	2

*Property Market Analysis LLP
† including superstores

Property continues to offer relative value



%
20
15
10
5
0
2004 Real Income Return 4.1%[1]
20 Year Average 3.3%[1]
1976
1980
1984
1988
1992
1996
2000
2004
Property Income Returns
Inflation (RPIX)
Gilt Yield
FTSE All Share Yield

[1] Real income return is property income return less inflation.
Source: IPD, National Statistics, Datastream

British Land is positioned for growth through investment in prime assets, principally out of town retail and Central London offices. Security against any downside risk is provided by the quality of the assets, let on long leases to strong tenants, including a significant proportion of guaranteed minimum rental uplifts.

Finance and capital structure

British Land is managed on a fully integrated basis to produce secure and attractive shareholder returns. Risk management is a distinctive skill at British Land where the mix of assets, leases, developments and debt are managed together to ensure the most effective risk adjusted result. Overall, the Group's prime assets and their uniquely secure rental income present lower risks than other property portfolios, enabling returns to shareholders to be enhanced using financial leverage: a 45-55% loan to value ratio is targeted. The financing policy is also highly risk averse, to ride out any cycle.

Since we seek to maximise shareholder returns, we prefer to avoid equity issuance, except where the commercial opportunity clearly merits it. We also would expect to return capital to shareholders if surplus arises over what we believe can be attractively deployed in the business.

Debt is raised from a variety of sources with a spread of maturity dates; the weighted average maturity is 14.3 years. Longer term debt is raised principally through securitisations and debentures. Securitisations have a range of benefits, including long maturities at competitive rates with no recourse to other companies or assets in the Group, and without financial covenants by British Land. The securitisations of £3.5 billion include £2.4 billion, about 40% of Group net debt, rated AAA or AA.

Unsecured bank facilities tend to be for terms of five to seven years, and we aim to spread the maturities of the different facilities from a wide range of banks. Further details are set out later in this report.

The Group borrows at fixed and floating rates and uses derivatives to achieve the desired interest rate profile; currently the policy is to maintain around 85% (subject to 5% tolerance) of debt at fixed and capped rates. This interest rate profile is closely monitored as part of our management of the overall financial effects of transactions in the Group.

The joint ventures are separately financed, and have their own interest rate derivatives, all with no recourse to British Land.

Our principal liabilities comprise net debt of £6 billion, increased over the year as funds were drawn for net property acquisitions and offset by a £150 million reduction as a result of the conversion of the Convertible Bonds.

Financing statistics	31 March 2005	31 March 2004
Group:		
Net debt	**£6,040.6m**	£4,866.8m
Weighted average debt maturity	**14.3 years**	16.9 years
Weighted average interest rate	**6.00%**	6.38%
% of net debt at fixed/capped interest rates	**90%**	84%
% of gross debt ringfenced with no recourse to other Group companies/assets	**63%**	64%
Interest cover (net rents/net interest)	**1.59x**	1.55x
Loan to value (debt/property & investments)	**50%**	48%
Cash and available committed facilities	**£2,632.2m**	£2,149.6m
– of which drawn	**£1,663.4m**	£1,011.0m
Group and share of joint ventures:		
Net debt	**£6,536.2m**	£5,396.6m
Weighted average debt maturity	**13.5 years**	15.7 years
Loan to value (debt/property & investments)	**52%**	51%
Weighted average interest rate	**6.03%**	6.41%

The reduction in weighted average debt maturity reflects three main factors: the new Broadgate securitisation has a longer term than the Notes redeemed, offset by the conversion of the £150 million Convertible Bonds and the significant net investment in property, predominantly financed by unsecured facilities.

At 31 March 2005, the market value of the Group's net debt and interest rate derivatives was £293.9 million more than book values (£302.4 million including share of joint ventures).

Financing activity

We have also been active this year in arranging financing of the business, in the banking and capital markets. In the year some £500 million from 13 facilities came to the end of their terms and all but one was renewed or replaced. New bank lines of over £1 billion were agreed, including a £600 million syndicated loan facility.

The major refinancing of Broadgate was completed in March 2005: £2.08 billion of bonds were issued at an average interest rate of 5.05% and a weighted average maturity of 20 years.



Tesco, Serpentine Green Shopping Centre, Peterborough

The major refinancing of Broadgate was completed in March 2005: £2.08 billion of bonds were issued at an average interest rate of 5.05% and a weighted average maturity of 20 years. After repayment of the existing debt previously securitised on the Estate, the costs of closing out interest rate hedging and payment of transactions costs, the net additional finance raised was approximately £500 million. British Land's future interest charges are reduced by some £13 million per annum. The timing of the transaction was particularly advantageous, achieving tight market pricing of the bonds, particularly at the AAA rated level. This financing reduces the Group's interest costs overall and extends the maturity profile of borrowings.

Broadgate refinancing – £2.08 billion at an average rate of 5.05% pa

Key benefits	Key financial effects 2004/5
Additional £500m of long-term funding	Pre-tax exceptional charge of £180m
Interest costs reduced by £13m per annum	NAV reduced by 24p per share
Weighted average maturity of 20 years	NNNAV reduced by less than 3p per share
Attractive shareholder post-tax return	
Improved prepayment provisions	

The Tesco BL Properties Limited joint venture was refinanced by a group of banks in January 2005, repaying existing debt and returning some £50 million surplus to each of British Land and Tesco.

As we reported at the interim, the £150 million 6% Subordinated Irredeemable Convertible Bonds all converted to ordinary shares, resulting in the issue of 30 million new shares, and an interest saving from April 2004 of £9 million per annum.

The Scottish Retail Property Limited Partnership, a joint venture established in March 2004 with funding from the partners, was refinanced after the year end by a seven year securitisation, returning some £210 million to each of the British Land and Land Securities partners.

Important trends in the UK market

Real Estate Investment Trusts – prospects

The introduction of a tax efficient property investment vehicle is widely anticipated. It is still an uncertain process and might be available only on unattractive conditions. However, we do expect REITs to happen and with a structure to which the market will respond positively. British Land is fully supportive and deeply engaged in the process. We believe that British Land will make an attractive REIT due to our:

- outstanding property portfolio
- strong brand name
- significant range of structural alternatives
- safe financial structure.

Code of Practice for Commercial Leases

British Land is a supporter of the Code of Practice for Commercial Leases and remains committed to promoting greater flexibility in leasing practices. In common with other major landlords it has signed a declaration allowing sub-letting at below passing rents reserved in the lease. Following a period of study and consultation the Government announced that it did not intend to legislate to ban upward only rent review clauses in commercial leases.

Planning

Town and Country Planning legislation sets the statutory and policy framework for our development programme, as well as for extensions and changes of use to the investment portfolio. The planning background is also an important consideration when acquisitions are made.

The 2004 Planning and Compulsory Purchase Act has changed nearly all aspects of the planning regime. The additional importance given to planning policy and the requirement for local planning authorities to keep their planning policies up to date makes it more important than ever that we engage with local and regional planning authorities. The new Act also stresses the need for more public consultation at the beginning of the process on major planning applications. At the same time, the scope and complexity of the technical issues influencing planning decisions continue to increase.

The Government's commitment to creating sustainable communities requires a considered approach to the long term masterplanning of our major development projects. At Regent's Place, Canada Water, New Century Park in Coventry and the development land around Meadowhall for example, we are working with local authorities to plan the mix of uses and the necessary infrastructure which create value and gain local support.

The corporate responsibility programmes bring real benefits to the business. A key feature is the launch of the Sustainability Brief, a process that establishes sustainable design and construction in our developments.

The Government is also issuing new and revised planning guidance to support the reforms to the planning system in the new Act. The recently published PPS 6 dealing with town centres confirms the Government's commitment to restricting out of town retail development and requires local authorities to take positive action to promote redevelopment in central areas. There are some exceptions to the general presumption against out of town centre retail development but the long trail of refused applications for this type of development will continue to dissuade all but the most determined.

Corporate responsibility and relationships with key stakeholders

The corporate responsibility programmes bring real benefits to the business. They build relationships with stakeholders, improving our reputation with tenants, investors, lenders, analysts, employees and local communities, reducing risk and costs by efficient resource management. We are pleased to report that in 2004, for the second year running, British Land was designated by the Dow Jones Sustainability Indices as the financial services sector world market leader in corporate responsibility issues.

Our 2004 Corporate Responsibility Report was published in April 2005. A key feature is the launch of the Sustainability Brief, a process that establishes sustainable design and construction in our developments, and has been recognised by Government as a leading example. We have also been working with the Carbon Trust to develop and implement a Carbon Management Programme for the multi-let property portfolio. This enables the Company to benchmark the energy performance for all multi-let buildings' common areas and set targets to reduce carbon emissions and, as a result, make cost savings.

Technology and innovation

There have been a number of initiatives designed to support our occupiers and improve operational efficiency.

Occupier initiatives include:

- our onsite replenishment and storage facility at Meadowhall (ARC), which has experienced increased retailer take up and has also won the ICSC (International Council for Shopping Centres) Award for Centre Productivity in 2005
- the Broadgate Environmental Working Group, where we have worked collaboratively with Broadgate occupiers to improve waste management and increase the incidence of recycling at Broadgate.

Operational efficiency initiatives include:

- wider deployment of the British Land portal (web-based access to our systems) for our agents and other consultants, improving operational effectiveness.
- a pilot project to explore ways to improve procurement and to improve the quality of the provision of services relating to the service charge, which are costs incurred by the building manager and paid for by the occupier.

Risks and uncertainties

The Group's objective is to achieve attractive long-term total returns whilst minimising risks. In order to identify and evaluate risks and design controls to mitigate them, a regular comprehensive assessment is undertaken which has identified some 50 individual risks affecting the Group. Responsibility for management of each key risk is clearly identified and delegated by the Board to specific executive directors and senior executives within the Group.

Most of the risks faced by the Group arise out of natural market volatility, relating to supply and demand imbalances in the following core areas:

- demand for space from occupiers against available space (including new developments)
- differential pricing for previous locations and buildings
- alternative use for buildings (particularly redevelopment)
- demand for returns from investors in property, compared to other asset classes
- price differentials for capital to finance the business
- legislative initiatives, including planning consents and taxation
- economic cycles, including the impact on tenant covenant quality, interest rates and inflation
- mis-pricing of property assets by the equity markets.

Our preference for long-term investments let on long leases to strong tenants with upward only rent reviews provides stable long-term cash flows which enables the Group to ride out much of this natural market volatility.

Following discussions held in 2002 and 2003, there has been a further round of consultation on corporation tax reform, in advance of intended legislation. We operate, in common with most other corporate entities, with considerable uncertainty as to when and how any legislation will take effect.

Explanatory notes

The following sections provides shareholders with general information to assist with understanding the results.

Operating and Financial Review

From March 2006 British Land is required to publish an Operating and Financial Review in accordance with new regulations. Although guidance on its preparation is not finalised, this OFR aims to anticipate most of the new requirements.

In preparing this operating and financial review, we are required to advise the reader that by their nature, all forward looking statements made involve uncertainty since future events often cause outcomes and results to differ from those anticipated.

International Accounting Standards

This will be the Group's last set of results prepared under generally accepted accounting principles in the UK ('UK GAAP'). As from 1 April 2005 we have adopted International Accounting Standards ('IAS') as required for all European Union listed companies. We made a presentation to investors and analysts of the expected impact of adoption of IAS on 21 January 2005, a copy of which can be found on our website www.britishland.com. We will be re-presenting our 2005 results in IAS format during summer 2005.

Understanding capital and revenue performance

Major accounting policies:

The Group's results comprise profits arising from revenues less expenses (revenue profits) and capital growth, some realised in the year through sales and the rest unrealised but quantified by way of external valuations. This is the last time we present the results under UK GAAP, which recognises in the profit and loss account only revenue profits and that element of capital profits on assets sold which derives from net sales proceeds exceeding valuation.

Investment properties and investments are revalued to market values each year. In assessing total returns, return on capital is therefore rebased each year. Returns on historical cost are considerably higher.

Tenant incentives such as rent free periods are spread to the nearest date when a rebasing to open market rent is expected. This means that net rental income in the profit and loss account is not the same as cash rents received. To avoid double counting, the asset arising from this rent adjustment is deducted from the valuation.

Accounting policies that may be different from other major property companies:

We account for rent reviews only on settlement. Some companies accrue rent reviews on the basis of estimates of markets rents. Our policy, whilst conservative, does not smooth earnings and where commercially we decide to prolong negotiations or arbitrate, significant rent adjustments can arise in later years (back rents).

We account for equity settled share based incentives for directors and staff by charging the fair value as determined at the date of grant over the vesting period. We also account on balance sheet for our defined benefit scheme. Other companies are in the process of moving towards both of these bases as they implement IAS.

On acquisitions through corporate vehicles, any discount received in respect of contingent tax taken on, is treated as negative goodwill and is not added back to net asset value. The negative goodwill already recognised is taken into account when calculating contingent capital gains. Some companies add negative goodwill back to reserves thereby increasing net assets.

Application of policies for new material circumstances:

As a result of the acquisition in the second half of over £732 million of properties with minimum periodic uplifts in rents, we have followed UK GAAP in spreading the total minimum contracted rents evenly over the lease term. This recognises income substantially earlier than the cash flows. To avoid double counting the asset recognised is deducted from the valuation. The additional net rental income recognised is £5 million in the year to March 2005 (annualised £19 million).

Key performance indicators

British Land is focused on achieving attractive and sustainable risk adjusted total returns for shareholders. The property business is influenced by many factors and decisions are judged over multi-year periods. We do pay careful attention to a range of KPIs, which are presented elsewhere in this review. However, movements up or down in any of these indicators are not of themselves definitive performance indicators since, when seen in the light of other indicators, management strategies and market events, they may have quite different significance. The more prominent KPIs include:

Financial measures: total return on adjusted net assets; earnings per share and underlying earnings per share; loan to value gearing; interest cover; average debt maturities; management of interest rate exposure and percentage of interest costs fixed; administrative costs as a percentage of portfolio value; tax rate.

Asset measures: average lease lengths; vacancy rate; security of income and tenant covenants; irrecoverable property costs as a percentage of portfolio value; income at risk from development programme.

Portfolio highlights

Valuation by use	Total £m	Portfolio %	Uplift[2] %	Uplift pre-stamp[3]
Retail				
Shopping centres	2,431.0	19.4	4.8	7.7
Superstores	1,548.8	12.4	4.2	5.4
Retail warehouses	1,678.0	13.4	13.7	16.1
High street	1,196.7	9.6	9.1	10.8
Development	24.4	0.2	2.2	6.6
All retail	**6,878.9**	**55.0**	**7.4**	**9.6**
Offices				
City	3,671.1	29.4	6.3	6.3
West End	652.1	5.2	4.5	7.8
Business parks and provincial	248.8	2.0	3.1	3.3
Development	277.3	2.2	0.9	1.4
All offices	**4,849.3**	**38.8**	**5.6**	**6.1**
Industrial and distribution	205.5	1.6	6.4	7.7
Residential	292.1	2.3	(0.2)	(0.2)
Leisure	262.8	2.1	10.2	10.8
Other development	18.3	0.2	2.2	2.2
Total	**12,506.9[1]**	**100.0**	**6.5**	**8.0**

[1] British Land's share of joint venture properties is £1,353 million

[2] including valuation movement in developments, purchases and capital expenditure, and excluding sales

[3] excluding the effect of removal of Stamp Duty exemption for disadvantaged areas

Current reversions (excluding developments)	Annualised net rents £m	Reversionary income* (5 years) £m	Current yield %	Reversionary yield (5 years) %
Retail				
Shopping centres	128.9	14.6	5.3	5.9
Superstores	85.0	2.1	5.5	5.6
Retail warehouses	77.5	15.5	4.6	5.5
High street	62.9	7.8	5.3	5.9
All retail	**354.3**	**40.0**	**5.2**	**5.8**
Offices				
City	178.2	55.9	4.9	6.4
West End	34.0	3.3	5.2	5.7
Business parks and provincial	18.8	(0.2)	7.6	7.5
All offices	**231.0**	**59.0**	**5.1**	**6.3**
Industrial and distribution	10.5	2.5	5.1	6.3
Residential	14.6	0.1	5.0	5.0
Leisure	15.2	1.9	5.8	6.5
Total	**625.6**	**103.5†**	**5.1**	**6.0**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)

† £66.9 million contracted under expiry of rent free periods and minimum rental increases

Long lease profile (excluding residential* and developments)	Weighted average lease term, years: to expiry	to first break	Vacancy rate %
Retail			
Shopping centres	15.3	14.8	3.2
Superstores	21.8	21.8	0
Retail warehouses	16.2	16.0	1.5
High street	27.2	25.6	0.6
All retail	**19.0**	**18.5**	**1.8**
Offices			
City	14.0	11.9	6.8
West End	12.1	9.8	1.0
Business parks and provincial	12.2	8.4	2.9
All offices	**13.6**	**11.4**	**5.7**
Industrial and distribution	14.7	12.9	19.1
Leisure	34.0	33.7	1.0
Total	**17.1**	**15.9**	**3.5**

includes 100% joint ventures
* predominantly let on short leases

Security of income (from 31 March 2005)	% of income remaining at: expiry	first break
5 years	93.1	87.0
10 years	79.2	69.8
15 years	55.5	49.6

includes 100% joint ventures
assumes no re-letting after first break or expiry

Tenant risk profile: 88% of current rental income is rated negligible, low and low/medium risk, by IPD using Experian Stress Score.

Development programme		Net area sq m	Rent (est) pa	Construction cost	Cost to complete
Completed	Total	104,290	£42.5m	£309.7m	
	British Land share		£41.5m	£305.2m	
Committed	**Total**	**159,430**	**£33.9m**	**£292.9m**	**£232.6m**
	British Land share		£31.3m	£274.1m	£217.5m
Development prospects	Total	485,760	£152.6m	£1,357.3m	£1,330.4m
	British Land share		£151.1m	£1,348.1m	£1,321.3m

The British Land portfolio is positioned for growth with security.





The Broadgate Centre

The Broadgate Centre, London EC2

Value £2,838m
372,000 sq m (4m sq ft) office, retail and leisure accommodation
12 hectare (30 acre) site
Adjoins Liverpool Street station (mainline and underground)
Distinctive environment for some of the world's largest corporations and leading professional practices
Approximately 30,000 employees based at Broadgate
Community website www.vicinitee.com

Freehold/virtual freehold
100% owned
Rent passing £150.9m pa
Average office passing rent £46.75 per sq ft
Weighted average lease term including breaks 11.8 years, to expiry 13.9 years

Tenants include:
ABN AMRO Holdings
Allianz Dresdner
Ambac
Ashurst
Bank of Scotland
Barclays Bank
Baring Investment Services
Calyon
Deutsche Bank
European Bank for Reconstruction & Development (EBRD)
F&C Management
Henderson Administration
Herbert Smith
ICAP
Lehman Brothers
Norinchukin
Prebon Marshall Yamane
Royal Bank of Scotland
Société Générale
Sumitomo Trust
Tokyo Mitsubishi
UBS
Western Asset Management
Williams de Bröe
The Broadgate Club

Broadgate is the premier City of London office estate. We have continued to invest in the development of the Estate. Works to enhance the public spaces providing new landscaped areas, retail amenities, improved lighting and signage are complete and the completion of 10 Exchange Square during the year has added a further 15,180 sq m (163,400 sq ft) to the Estate. As for all other buildings at Broadgate, its frame and mechanical and electrical services are designed to permit ongoing flexible updating of tenants' space as technology and operating requirements change.

Broadgate Estates Limited, a wholly owned subsidiary of British Land, manages the estate and maintains the external and common areas.

During the course of the year lease agreements were completed on a total of 13,100 sq m (141,000 sq ft) of office accommodation with Ambac in 6 Broadgate, Bank of Scotland in 155 Bishopsgate, F&C Management in Exchange House and with Western Asset and Herbert Smith in 10 Exchange Square. In addition, a further 740 sq m (8,000 sq ft) of retail accommodation has been agreed for letting to Monsoon and Gaucho Grill, complementing the retail and leisure facilities already available at Broadgate. The total rent passing of £150.9 million per annum has fallen by £0.8 million over last year, principally as a result of a rent free period granted as part of a lease renewal negotiation. Total rent reverts to £177.3 million per annum after expiry of EBRD's nil rent period in November 2006, upon rent reviews (with minimum uplifts) and upon expiry of rent free periods in respect of recent lettings.

WORLD MONUMENTS FUND IN BRITAIN

As part of its bid to protect both the context and the fabric of historic properties, the **World Monuments Fund** in Britain has launched a £1 million campaign to restore a unique group of lead statues from the golden age of English garden ornament. The work of the London sculptor and caster, John Cheere, they were destined for a palace near Lisbon. Delivered in 1755-6, the collection originally comprised close to a hundred pieces of which at least 22 survive, some badly weakened by the corrosion and eventual collapse of their iron inner cores.

At an East End workshop, Tony Martin opens up the lead skin of one of the statues and piece by piece inserts a supporting skeleton of steel rods. When the strengthening work is complete, the surface scars will be gently and invisibly smoothed away.

If you ask "Where is his monument?" look around you
Sir Christopher Wren's epitaph.



Plantation Place South

Plantation Place, London EC3

Value £499m

65,300 sq m (703,000 sq ft) offices and retail accommodation
1.0 hectare (2.4 acre) site in the City of London
Close to Fenchurch Street and Cannon Street mainline stations and six tube stations

Freehold
100% owned
Rent passing £1.7m pa
Contracted rents £26.7m pa
Average office passing rent £52.05 per sq ft
Weighted average lease term including breaks 20.6 years, to expiry 21.4 years

Tenants include:
Accenture
Aspen Re
Chez Gerard (Bertorellis)
Davy's Wine Bar
Ernest Jones
Lady of Leisure
Molton Brown
Next
Royal & SunAlliance
Wachovia Bank NA

The Plantation Place Estate includes two newly completed office buildings: Plantation Place and Plantation Place South located on a strategic site in the centre of the insurance district of the City of London.

Plantation Place is the larger of the two buildings, with 48,150 sq m (518,000 sq ft) of office and ancillary accommodation and a further 2,200 sq m (24,000 sq ft) of retail accommodation. It was completed to shell and core in April 2005. The office accommodation is fully let to Accenture, Wachovia Bank, Aspen Re and Royal & SunAlliance. All but three of the retail units (650 sq m/7,000 sq ft) are also let to a range of first-class high street retailers, restaurants and bars, such as Next, Molton Brown, Ernest Jones and Chez Gerard. Passing rents will rise to £26.6 million per annum by November 2007 on expiry of rent free periods.

Plantation Place South comprises 14,670 sq m (158,000 sq ft) of office and ancillary accommodation and a further 280 sq m (3,000 sq ft) of retail space. It was completed to shell and core in the summer of 2004 and brought to the market in the autumn. The retail unit has been let to Davy's Wine Bar whilst the office accommodation is currently available for letting.



Regent's Place, Triton Square 'Opening/Capture', designed by Ben Longlands and Nikki Bell

Regent's Place, London NW1

Value £547m

- 114,100 sq m (1.3m sq ft) office, retail, leisure and residential accommodation
- 4.2 hectare (10.4 acre) site, West End of London
- Close to Euston mainline and four underground stations
- 2.0 hectares (4.9 acres) for further development at the North East quadrant and site to the West of the estate
- Community website www.vicinitee.com

- Mainly freehold
- 100% owned
- Rent passing £28.5m pa
- Average office passing rent £33.57 per sq ft
- Weighted average lease term including breaks 11.0 years, to expiry 14.0 years

Tenants include:

- Abbey
- Atos Origin
- Balfour Beatty
- Capital One
- Elexon
- General Medical Council
- HM Government
- Hodder Headline
- JP Morgan Chase Bank
- WS Atkins

This thriving West End business quarter has a major Euston Road frontage and excellent transport links.

During the year, the letting of a further 4,740 sq m (51,000 sq ft) in 350 Euston Road to the General Medical Council was completed at a rent equating to £39.00 per sq ft pa, and the last available office floor in 350 Euston Road of 1,440 sq m (15,500 sq ft) was let to Balfour Beatty at a rent equating to £39.50 per sq ft. As a result of these lettings, the offices at Regent's Place are now 100% let and the passing rent of £28.5 million per annum is forecast to increase to £31.1 million per annum by July 2007, as rent free periods expire. This passing rent is slightly lower than last year (£28.9 million), principally as a result of the pre-agreed surrender of the University of Westminster lease in preparation for the further redevelopment of the North East quadrant.

Retail offers within Regent's Place enhance the estate, including a Sainsbury's convenience supermarket, Holmes Place Health Club, Starbucks and Pret a Manger, a Davy's Wine Bar, hairdressers and a large crèche. 350 Euston Road incorporates further retail units which are available for letting to a mix of tenants.

Based on the Regent's Place Travel Plan, the transport initiatives at Regent's Place are featured in Government best practice guidance documents on travel plans.

Triton Square, a large public open space in the heart of Regent's Place, with a diverse collection of art, has won a Civic Trust Award. Broadgate Estates Limited continues to manage the external and common areas.


NEXT

Teesside Retail Park, Stockton-on-Tees

Out of town retail warehouses portfolio

Total value £1,986m
British Land's share £1,678m

69 retail warehouse properties, of which:
40 retail parks with total 355 units; and
29 solus units
Total floor area 541,800 sq m (5.8m sq ft) 59% with open A1 use
Total site area 212 hectares (524 acres)

Predominantly freehold
Total rent passing £94.3m pa, British Land's share £77.5m pa
Average rent £16.17 per sq ft
Weighted average lease term including breaks 16 years, to expiry 16.5 years

Tenants include:
Argos
Asda
B&Q
Boots
Borders
Carpetright
Comet
DFS
Dixons Group
Focus Group
Halfords
Homebase
Homestyle Group
JJB Sports
Marks & Spencer
Matalan
Mothercare
Next
Pets At Home
Poundstretcher
PRG Powerhouse
Sainsbury's
Sports World
Tesco
TK Maxx
Toys R Us

British Land's retail warehouse investments represent 13% of the total portfolio.

Included in these investments are:

Teesside Retail Park, Stockton-on-Tees

This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton-on-Tees and Middlesbrough and comprises:

Phase 1: 31,500 sq m (340,000 sq ft) of open A1 retail space arranged in 29 units, on a site of 19 hectares (47 acres).

Phase 2: a 3.3 hectare (8.1 acre) site located on the Park's principal access, comprises two retail units totalling 3,900 sq m (42,000 sq ft) occupied by Comet and Office World and three restaurant units totalling 1,090 sq m (11,700 sq ft).

Phase 3: an 11 hectare (27 acre) site, surrounding an existing leisure development (not in the Company's ownership), which may be considered for future development for commercial uses.

A standalone Pets at Home unit comprising 740 sq m (8,000 sq ft) and the reversionary interest in the adjoining Toys R Us unit also form part of the investment.

Total passing rent from Teesside is £7.3 million per annum.

Greyhound Retail Park, Chester

This freehold investment extends to 19,100 sq m (205,000 sq ft) of mainly retail floor space, located to the west of the town centre, close to other areas of retail warehousing. Included on the park are two leisure units (cinema and bowling alley) where the rents are based on retail values. Almost all the retail units have a valuable open A1 non food planning consent. Tenants include Carpetright, Rosebys, DFS, Pets at Home and Dunelm.

The total passing rent is £3.9 million per annum.

Homebase DIY Stores

The portfolio of standalone Homebase stores has been expanded to 22 properties following the acquisition in March 2005 of a further portfolio from J Sainsbury. Located mainly in the South East of England, annual rents total £12.5 million, averaging £153.60 per sq m (£14.27 per sq ft). The majority are let on 20 year leases from December 2000. Total floor area is 81,430 sq m (876,500 sq ft).

The Kingston Centre, Kingston, Milton Keynes

(50% owned in joint venture)

The Kingston Centre occupies a freehold 14 hectare (35 acre) site, close to junctions 13 and 14 of the M1 motorway and provides a total of 22,500 sq m (242,000 sq ft) of open A1 retail space.

The Centre includes a 12,670 sq m (136,400 sq ft) Tesco Extra superstore with a petrol filling station and five retail warehouses totalling 7,100 sq m (76,500 sq ft). Tenants of these are Boots, Mothercare, Benson's Bed Centre, Marks & Spencer and Holiday Hypermarket.


H MEBASE

Homebase, Ipswich

A further unit is in the course of construction for Next. There is a covered shopping mall with 12 units totalling a further 850 sq m (9,200 sq ft), a drive-thru McDonalds, a pub and a car showroom. Tesco has an overriding lease covering the superstore and mall units. A former car wash unit has been redeveloped and let to Dominos Pizza and Carphone Warehouse. Planning consent exists for a further retail warehouse unit which is under offer.

The total current rent is £5.0 million per annum.

Orbital Shopping Park, Swindon

This retail park adjoins a 13,935 sq m (150,000 sq ft) Asda superstore and comprises: 18,650 sq m (200,700 sq ft) in 6 retail warehouse units let to Homebase, Comet, Next, Borders, JJB Sports and Boots; and seven shop units, let to a variety of retailers including Blockbuster, Lunn Poly and Carphone Warehouse, together with a health club.

Rental income is £3.6 million per annum.

The Beehive Centre, Coldhams Lane, Cambridge

The site extends to 7 hectares (17 acres) in an area where major retailers are represented. Accommodation includes 14 non-food retail units totalling 14,600 sq m (156,900 sq ft) and a supermarket of 6,500 sq m (70,000 sq ft) let to Asda. Other tenants include Carpetright, JJB sports, Pets at Home, Maplin Electronics, TK Maxx and Toys R Us.

Rental income is £4.3 million per annum.

Castle Vale Retail Park, Birmingham

This scheme, close to junction 5 of the M6 motorway, is anchored by a 7,430 sq m (80,000 sq ft) Sainsbury store, with five non-food units occupied by Comet, TK Maxx, Thomas Cook, Argos and Choices Video, together 17,000 sq m (183,000 sq ft) with open A1 planning consent.

Rental income is £2.8 million per annum.


NEXT
NEXT
NEXT

Meadowhall

Meadowhall Shopping Centre, Sheffield

Value £1,430m
132,800 sq m (1,430,000 sq ft) retail
Site area 68 hectares (167.3 acres, 57.7 acres undeveloped)
199 shop units, 10 anchor stores, 11 screen Warner Village cinema, 26 speciality kiosks, 20 mall kiosks
28 restaurants and cafes (including Oasis food court) seating for some 3,300
Up to 800,000 visitors per week at peak time
Direct access to junction 34 of M1 motorway
Free parking for over 12,000 vehicles
On site transport interchange with bus, train and supertram services
www.meadowhall.co.uk

Freehold
100% owned
Rent passing £72.2m pa
Average rent (excluding M&S) £56.16 per sq ft
Weighted average lease term including breaks 16.1 years, to expiry 16.7 years

Anchor stores:
BHS
Boots
Debenhams
H&M
House of Fraser
Marks & Spencer
Next
Sports Soccer
WH Smith

Meadowhall is one of the largest and most successful shopping centres in the UK.

The two level, fully enclosed mall with excellent transport links continues to be attractive to both retailers and their customers. For multiple retailers at Meadowhall, 80% of the units are in the top 10 performing outlets of their company, and for 26% they are the retailers' best performing outlet in the country.

Initiatives to benefit retailers and consumers include: the centre's interactive customer loyalty scheme, now with 100,000 subscribers; an on-line gift buying service; further development of technology for effective communication, including the introduction of 20 plasma screens.

The accelerated response centre (ARC), provides on-site warehousing and stock replenishment facilities and is being expanded during 2005. In total 70 retailers have now used this facility. The Source, a training and development centre, receives over 60,000 visits per annum.

Meadowhall's management has received more awards this year, including the British Council of Shopping Centres (BCSC) Merits award and the International Council of Shopping Centres (ICSC) productivity award for the ARC.

Rents passing are £72.2 million per annum and are expected to increase to £73.4 million per annum when outstanding rent reviews and lettings have been completed.


TESCO
TESCO
TESCO
Tesco, Formby

Superstores portfolio

Total value £1,738m **British Land's share £1,549m**
71 superstores located across England, Wales and Northern Ireland
Total floor area 441,000 sq m (4.7m sq ft)
Total site area 165 hectares (407 acres)
Total car spaces c.28,000

66 freeholds, 5 long leaseholds
58 stores 100% owned
13 stores owned 50% in joint ventures
Total rent passing £95.7m pa, British Land's share £85.0m pa
Average rent £20.19 per sq ft
Weighted average lease term to break and expiry 21.8 years

Tenants:
Safeway (3 stores)
Sainsbury's (44 stores)
Somerfield (9 stores)
Tesco (14 stores)
Waitrose (1 store)

British Land's investment in superstores now represents 12% of the total portfolio.

We calculate that we are the largest owner of UK superstore properties, other than the occupiers themselves.

In an increasingly restrictive planning environment and with limited new supply, the retailers continue to require more and larger stores and are prepared to commit to full lease lengths of over 20 years.

These investments, acquired over some 15 years, have been enlarged by 45 extensions adding a total of 60,850 sq m (655,000 sq ft), of which 1,625 sq m (17,500 sq ft) has been completed during the year.

In addition to these, British Land also owns, directly or 50% in joint ventures, a further 15 superstores which are included in other sectors of the portfolio (such as retail warehouse parks), and total a further 125,000 sq m (1,350,000 sq ft).

19 rent reviews were concluded during the year, adding some £4.5 million rent per annum. The most significant was the determination on the Sainsbury store at Islington, of 6,200 sq m (67,000 sq ft). The arbitrator's award was £26 per sq ft as a base rent which equated to £29.21 per sq ft after the adjustments for fixtures and fittings and lease terms. This now represents the highest award for a food superstore in the country.


H.SAMUEL

Queensmere Shopping Centre, Slough

This portfolio includes shopping centres, department stores and high street shops in selected locations in major towns and cities. Purchases this year have added the Debenhams stores and two shopping centres in Slough.

Queensmere and Observatory Shopping Centres, Slough
Two adjoining freehold covered shopping malls comprising the major part of the retail centre of the town, acquired in October 2004. Queensmere links with an existing 7,430 sq m (80,000 sq ft) Debenhams department store on the High Street.

The Queensmere centre was built in 1970; extended in 1986 and 1999; and refurbished in 1996. The scheme comprises 83 units in total 32,500 sq m (350,000 sq ft) and benefits from 700 car parking spaces. In addition to Debenhams, tenants include Littlewoods, Woolworths, New Look, HMV, H&M and Virgin. Although not within the ownership, Marks & Spencer also links into the scheme.

The Observatory was built in two phases in 1989 and 1991. It comprises 52 retail units in 17,400 sq m (187,000 sq ft); a health and fitness club; and 840 car parking spaces. Major tenants include TK Maxx, Top Shop and Argos.

Eastgate Shopping Centre, Basildon
A freehold covered shopping mall that constitutes a major part of the town centre. Eastgate was built in two phases in 1980 and 1985 and refurbished in 1994. In addition to over 65,030 sq m (700,000 sq ft) of retail space there are three blocks of offices totalling 11,800 sq m (127,000 sq ft) and 1,000 car parking spaces.

The centre has benefited from the arrival of ASDA Wal-Mart and, more recently, Debenhams as anchor tenants (the latter taking over from Allders). Other major tenants include Primark, New Look, Next, HMV and TK Maxx. A 360 seat food court is proving very successful.

We are members of the Basildon Renaissance Partnership, one of whose aims is regeneration of the town centre under the auspices of the Government's Thames Gateway project.

The Peacocks Centre, Woking
A long-leasehold covered shopping mall of 29,730 sq m (320,000 sq ft) on three levels. Completed in 1992, the scheme is the prime retail destination in the town. There is a direct link to the theatre and multi-screen cinema complex, and parking for 2,500 cars.

Debenhams have recently taken over from Allders as the centre's principal anchor and tenants among the 77 other units include Marks & Spencer, Miss Selfridge, Next, Primark, TK Maxx and Woolworths. A newly created 1,300 sq m (14,000 sq ft) unit has recently been let to New Look and all public facilities adjacent to the food court, an important element in the Centre's appeal, have been upgraded.

In town retail portfolio

Value £2,813m
British Land's share £2,187m

10 shopping centres 418,060 sq m (4.5m sq ft)
39 department stores 554,150 sq m (5.9m sq ft)
91 high street shops
16 supermarkets 27,760 sq m (298,800 sq ft)

Predominantly freehold
Total rent passing £156.8m pa, British Land's share £119.5m pa
Weighted average lease term including breaks 19.1 years to expiry 20.0 years

Major tenants:
Debenhams
House of Fraser
Miss Selfridge
New Look
Next
Primark
Somerfield

East Kilbride Shopping Centre, Scotland
We have a 50% ownership of The Scottish Retail Property Limited Partnership, a joint venture with Land Securities. Following further acquisitions this year, the Partnership owns and manages the six principal malls forming the East Kilbride Shopping Centre as an integrated shopping destination, providing virtually all of the retail facilities in the town centre. The principal anchor is Debenhams, with many other major multiple retailers represented in the 240 units. The investment, including adjacent offices, comprises over 130,000 sq m (1.4 million sq ft).

Bon Accord and St Nicholas Centre, Aberdeen
The Scottish Retail Property Limited Partnership also owns these prime shopping malls in the principal retail centre for north-east Scotland, providing more than 80 retail units with leisure and office facilities. A master plan is being developed to explore how to integrate the malls to provide a dominant, modern retail environment.

Through two joint venture companies we have 50% ownership of four shopping centres that are all anchored by Tesco superstores: Serpentine Green Shopping Centre, Hampton, Peterborough; Weston Favell Shopping Centre, Northampton; Beaumont Leys Shopping Centre, Leicester; Lisnagelvin Shopping Centre, Londonderry.

Serpentine Green Shopping Centre, Hampton, Peterborough is a freehold covered centre with a 12,080 sq m (130,000 sq ft) Tesco Extra plus 26 retail units totalling 15,610 sq m (168,000 sq ft). Other tenants include Boots, H&M, New Look, Gap, Next and WH Smith. There is a dedicated catering area, petrol station and 2,100 car parking spaces.

Department stores
We are now investors in 39 department stores, 27 owned directly and 12 owned within the BL Fraser joint venture.

In March 2005, we invested in 23 Debenhams stores subject to leasebacks to Debenhams for a minimum of 24 years unexpired. In total these comprise 304,720 sq m (3.28 million sq ft) and locations include the flagship store in London's Oxford Street (34,070 sq m/366,700 sq ft); Market Street, Manchester (43,290 sq m/466,000 sq ft) and St Davids, Cardiff (13,010 sq m/140,000 sq ft). The total annual rent passing is approximately £28 million. The leases provide for minimum 2.5% per annum rental increases as well as the opportunity for five-yearly open market reviews from 2019 onwards.

In a separate transaction, the 12,910 sq m (139,000 sq ft) former Allders store at Arding & Hobbs, Clapham Junction was acquired subject to a 25 year leaseback to Debenhams at £1.25 million per annum initial rent. The lease also provides for 2.5% per annum minimum rental increases and five-yearly open market rent reviews from 2015.


DEBENHAMS
Debenhams, Oxford Street, W1

The 12 stores within the BL Fraser joint venture comprise a total of approximately 81,750 sq m/880,000 sq ft in locations including Cardiff, Guildford and Leeds. All are let on leases to House of Fraser with approximately 34 years unexpired. The aggregate rent passing of approximately £14 million per annum is subject to open market review in 2009, when a minimum rent based on 3% per annum increase applies, and five-yearly thereafter.

Separately but on similar lease terms, the company owns 100% of the 46,450 sq m (500,000 sq ft) House of Fraser store in Corporation Street, Birmingham.

High street shops
The majority are owned 100% and are located in prime retail positions throughout the UK. The 17 held within the BL Davidson joint venture are located within London. 68% by value is located within a Top 20 Centre as defined by retail consultants CACI Limited.

In town supermarkets
Sixteen stores mainly located in smaller, market towns and all except one are let to Somerfield.

Development programme

Committed projects

	Valuation at start	Costs to date	Current valuation (March '05)	Costs to complete	Notional interest to PC[1]	Current valuation + cost to complete + interest	Net income/ERV[2]
British Land's share, £m	60	57	128	217	20	365	31

[1] estimated interest to practical completion, at 6.25% per annum, excludes allowance for rent free periods
[2] current estimated headline annual rent

Project	Sector	PC[1]	Sq ft 000	% Let by rent	Income contracted £m
51 Lime Steet	City office	Q4 2006/ Q1 2007	475	99	21.0
The York Building, W1	West End office	Q4 2006	138		
Daventry (Plot E4 & C1)	Distribution	Q2/4 2005	1,050	100	2.5
Blythe Valley (Plot A1)	Business Park	Q4 2005	53		
			1,716	**75**	**23.5**

[1] anticipated practical completion of construction
Based on Group and 50% share of JVs (except areas which are at 100%)

Blythe Valley Park, Solihull

Construction has begun of two speculative, high quality flexible, 2 storey office buildings measuring 4,920 sq m (52,950 sq ft) in total at the successful 170 acre Blythe Valley Business Park, which includes an 87 acre Countryside Park. Completion is targeted for the 4th Quarter of 2005 to meet an improving occupational market.

Construction cost	£9m
Lettable area	4,920 sq m (52,950 sq ft)
Site area	3.1 acres
Tenure	Freehold
Ownership	100% owned
ERV	£1.0m pa

Daventry International Rail Freight Terminal (DIRFT), Daventry

Following acquisition of this 74-acre site in joint venture with Rosemound Developments in March 2004, BL Rosemound has entered into pre-lettings for some 97,560 sq m (1,050,000 sq ft) of distribution warehouse accommodation with Tesco Stores Ltd and Exel Europe Limited. The two buildings are scheduled for completion in October and May 2005 respectively. Forward commitments to sell have been entered into on both buildings at a significant surplus to cost.

Construction cost	£38m
Lettable area	97,560 sq m (1,050,000 sq ft)
Site area	59 acres
Tenure	Freehold
Ownership	50% Joint venture
ERV	£5.0m pa
Pre lettings	750,000 sq ft to Tesco Stores Limited 300,000 sq ft to Exel Europe Limited

51 Lime Street, EC3

In November 2004 we announced that the Company had exchanged a binding agreement with Willis Group, the leading risk management and insurance intermediary, for a new development at 51 Lime Street. This will comprise two buildings designed by Foster and Partners. Willis is to take the entire office content of the buildings totalling 43,200 sq m (465,000 sq ft) on 25-year leases without breaks or take-backs of existing accommodation. The new headquarters offices will enable Willis to bring all its London based operations together on one site.
In March 2005 the Company secured revised planning approval for the development and construction work has now started on site with a target completion to enable Willis to take occupation in 2007.

Construction cost	£191m
Lettable area	43,200 sq m (465,000 sq ft) Office 920 sq m (10,000 sq ft) Retail/Storage
Site area	1.24 acres
Tenure	Freehold
Ownership	100% owned
ERV	£21.3m pa
Pre lettings	43,200 sq m (465,000 sq ft) to Willis Group

The York Building, London, W1

Following demolition in April 2005 of the former York House, construction of the new building, to be known as The York Building, has commenced. Completion is programmed for the fourth quarter of 2006 to provide 8,630 sq m (92,900 sq ft) of efficient and adaptable office accommodation on a generous floorplate, taking advantage of its imposing island site close to Marble Arch. West End buildings such as this, offering corporate presence, operating efficiencies and contemporary architectural style, are rare. In addition to the offices there will be 1,780 sq m (19,200 sq ft) of retail leisure space and 22 high quality residential apartments.

Construction cost	£55m
Lettable area	8,630 sq m (92,900 sq ft) Office 1,780 sq m (19,200 sq ft) Retail/Leisure 2,420 sq m (26,000 sq ft) Residential
Site area	0.7 acres
Tenure	Geared long leasehold
Ownership	100% owned
ERV	£6.6m pa

We commit to projects in controlled stages on the basis of pre-lets or anticipated demand, adding value and quality assets to the portfolio.

Development prospects	Costs to date	Current valuation	Costs to complete[1]	Current valuation + cost to complete	Net income/ERV[2]
British Land's share, £m	27	286	1,321	1,607	151

[1] excluding interest
[2] current estimated headline annual rent

Project	Sector	Sq ft 000	Cost £m[1]	Planning
201 Bishopsgate	City office	836	279	Revised submitted
The Leadenhall Building	City office	601	270	Detailed
Regent's Place	West End office/residential	1,036	370	Osnaburgh submitted/ NEQ pending
Ludgate West	City office	123	47	Detailed
Blythe Valley Park	Business Park	751	115	Outline/Detailed
New Century Park	Business Park/distribution	657	88	Outline
Meadowhall Casino	Leisure	409	124	Pending
Theale	Residential	254	46	Submitted
Daventry (BLR)	Distribution	335	5	Outline
Redditch (BLG)	Distribution	227	4	Detailed
		5,229	**1,348**	

[1] estimated costs of construction excluding land and interest costs
Based on Group and 50% share of JVs (except areas which are at 100%)

The Leadenhall Building, EC3

A detailed planning consent has been obtained for the new 47-storey tower at 122 Leadenhall Street (see page 44). Designed by Richard Rogers Partnership the new building will rise to 224 m (736 ft) and provide 55,830 sq m (601,000 sq ft) of office accommodation. The offices have been designed to give a range of floor sizes but all providing highly practical, useable space. The spectacular scale of the public space at the base of the building, featuring mature trees, shops, cafes and performance areas, would be unprecedented in the City. The existing building on the site is presently held as an income producing investment and a decision to proceed with redevelopment will be taken when circumstances are favourable.

Construction cost	£270m
Lettable area	55,830 sq m (601,000 sq ft)
Site area	0.86 acres
Tenure	Freehold
Ownership	100% owned
ERV	£29m pa

Broadgate Tower & 201 Bishopsgate, EC2

Although we have planning consent for 201 Bishopsgate our view is that it will be advantageous to offer a wider choice to potential occupiers, so we have submitted a revised planning application to the City Corporation for a larger development comprising two buildings totalling 77,630 sq m (836,000 sq ft). The 35-storey tower and adjoining 13-storey building are both designed by the Chicago office of architects Skidmore Owings & Merrill (SOM) and have been meticulously researched to meet the needs of both financial and professional occupiers. The two buildings will form the next phase of Broadgate and will be centred around a new piazza and galleria.

Construction cost	£279m
Lettable area	77,630 sq m (836,000 sq ft)
Site area	2.3 acres
Tenure	Long leasehold
Ownership	100% owned
ERV	£36m pa

Ludgate West, EC4

The next phase of the successful Ludgate development, Ludgate West, will provide 11,470 sq m (123,450 sq ft) of offices with ancillary retail. Designed by SOM the new building will front both Fleet Place and Farringdon Street. Demolition and site clearance has been completed and substructure works commenced pending a decision to proceed with full construction.

Construction cost	£47m
Lettable area	11,470 sq m (123,450 sq ft)
Site area	0.45 acres
Tenure	Freehold
Ownership	100% owned
ERV	£5m pa

Regent's Place, NW1

Regent's Place is now an established West End business location offering a mix of high quality offices, shops, health club, cafes and bars. The lively public spaces are attractively designed and landscaped and feature especially commissioned works by leading modern artists.
A detailed planning application has been submitted for 36,600 sq m (394,000 sq ft) of offices and 10,980 sq m (118,200 sq ft) of residential accommodation for the west side of the estate (Osnaburgh Street), in partnership with the Crown Estate. Detailed negotiations are underway with the London Borough of Camden planning department. On the northeast quadrant (NEQ) of the estate our active programme is preparing the way for a further phase of development for 32,680 sq m (352,000 sq ft) of offices and 15,940 sq m (171,500 sq ft) of residential. A planning application will be submitted later in the year.

Construction cost	£370m
Lettable area	69,280 sq m (746,000 sq ft) Commercial 26,920 sq m (290,000 sq ft) Residential
Site area	15 acres
Tenure	Freehold / long leasehold
Ownership	100% owned Development agreement with Crown
ERV	£32m pa – Commercial floor space only

Blythe Valley Park, Solihull

Considerable potential remains at Blythe Valley Park for new development. Outline planning consent is in place for up to 111,500 sq m (1.2m sq ft) of office accommodation across the park. Individual plots will be brought forward for development to meet market demand. The results of the recently published inspectors' report into the Solihull UDP give support to the release of further land for development and an expansion of the Business Park.

Construction cost	£115m
Lettable area	69,790 sq m (751,000 sq ft)
Site area	47 acres
Tenure	Freehold
Ownership	100% owned Development agreement with Solihull Council
ERV	£15m pa

New Century Park, Coventry

This site of 67 developable acres is substantially let to Marconi Corporation. The Company entered into negotiations with Marconi to develop a new headquarters facility on part of the site and a resolution to grant detailed planning consent was obtained. Discussions with Marconi are ongoing in the light of its current trading position. Opportunities for further development at the site are being pursued whilst maintaining the current income stream.

Construction cost	£88m
Lettable area	61,070 sq m (657,000 sq ft)
Site area	67 acres developable
Tenure	Freehold
Ownership	100% owned
ERV	£9m pa

Other projects

In addition to the Company's significant commercial development pipeline, we are actively pursuing a number of residential led mixed-use projects. At Canada Water, in joint venture with Canada Quays Ltd, the Company has entered into a Development Agreement with the London Borough of Southwark for the development of a major mixed-use scheme, which includes masterplanning 40 acres on the Rotherhithe Peninsula. The Company aims to submit a planning application later this year.

In Sheffield, the Company is continuing to work closely with Sheffield City Council on the strategic masterplanning of the Lower Don Valley and the lands surrounding Meadowhall Shopping Centre.

Working with Countryside Properties, we are continuing to pursue a residential planning consent at Theale. A detailed planning application has been submitted and negotiations with the local planning authority are being actively progressed.


ARTS COUNCIL
ENGLAND

As the national development agency for the arts, the Council is helping to transform lives and communities. Working in partnership with national, regional and local organisations, its vision is to integrate the arts with the mainstream of British life in a way that reflects the richness and diversity of our cultural identity.

Fostering the arts *The Arts Council has been heavily involved with the £70m Sage Gateshead, a highly visible symbol of the economic and cultural regeneration of the North East. It is the first building for the performing arts to be designed by Sir Norman Foster and Partners.*



Development Process – the Leadenhall Building



The Leadenhall Building viewed from the east.
Computer generated image courtesy of Cityscape.

Obtaining planning permissions for the Company's development programme is a complex and expensive process involving many organisations and expert consultants.

The professional expertise needed, from architects, engineers, ecologists, environmental consultants and other specialist consultants means that securing planning permissions gets more expensive every year.

Focusing on one particular planning application, the proposal for the redevelopment of 122 Leadenhall Street in the City of London cost some £5 million alone, demonstrating the technical expertise and resource commitment which is required. The first stage in the process was the identification of the opportunity, which initially arose from changes in planning policy.

Increasingly the technical assessment work needs to be done as part of a formal, detailed Environmental Statement covering all the relevant issues, which is submitted as part of the application. Within each heading there can be a range of issues. So, for example, Transportation might include road transport, public transport, pedestrians, parking, servicing of the building, deliveries and refuse collection. A great deal of effort goes into ensuring that the technical assessment is comprehensive and accurate.

For a long time the City Corporation's view was that tall buildings were not acceptable in the City of London. This was supported by English Heritage, the Government's advisor on listed buildings and conservation matters. However in the late 1990s a number of factors came together to change that view. The election of Ken Livingstone as the first Mayor of London in 2000 was important as he is a serious enthusiast for well designed, tall buildings as part of his overall growth strategy for London. The City of London's Unitary Development Plan Review and the London Plan changed the planning policy by promoting the development of a cluster of tall buildings at the heart of the City of London to rival Canary Wharf.

At Leadenhall Street the appointment of team members was key; most importantly the selection of the Richard Rogers Partnership, which had designed the Lloyds Building on the opposite side of Leadenhall Street. The sketch (shown opposite) was part of the original Richard Rogers Partnership submission, made as long ago as 2001. This demonstrated a grasp of the key planning issue from the beginning; the view of the building with the backdrop of the dome of St. Paul's Cathedral as seen from the west along Fleet Street; the outline of the cathedral is shown in the circle. The basic shape of the proposed Leadenhall Building, deferring to the dome's dominance, has remained much the same throughout the scheme's design development.

Our strategy was to work with English Heritage and the Government's advisors on architecture, the Commission for Architecture and the Built Environment (CABE) at an early stage, and to secure agreement to the application from the City Corporation.



Illustration from the initial presentation by the Richard Rogers Partnership in 2001.


PASSIONATE
PRET
ABOUT FOOD!

The view from the west with the Leadenhall Building 'attached' to the north side of Fleet Street. **Computer generated image courtesy of Cityscape.**

We held a number of briefing sessions with owners and occupiers of neighbouring properties to ensure that they were fully informed and understood the scheme, and that we could take into account any concerns they may have. For example we met with two neighbouring churches who raised concerns about construction noise and its impact on church services. We reassured them that when services are taking place the noisiest activities would be kept to a minimum.

The application was submitted in February 2004, after over two years of intensive design development and pre-application discussion. The City Corporation's Planning and Transportation Committee resolved to grant planning permission in October 2004 and, following lengthy negotiations on a legal agreement providing funding for environmental improvements in the local area, transport improvements, affordable housing and training for local people, planning permission was finally granted in May 2005 for a building of 47 floors and 600,000 sq ft net and a construction commitment in the order of £270 million. This increases the floor capacity, compared with the current building, by more than three times.



The existing 122 Leadenhall Street

A planning application checklist

- Planning and land use
- Transportation
- Townscape and visual including building heritage
- Ecology
- Archaeology
- Daylight and sunlight
- Wind
- Socio-economics
- Air quality
- Noise and vibration
- Ground conditions, hazardous and contamination
- Telecommunications
- Sustainability
- Demolition and construction
- Water resources
- Civil aviation



12 active joint ventures hold £2.7 billion of properties in retail, offices and development.

Introduction

British Land's net investment in joint ventures is £804 million (2004: £658 million) at 31 March 2005. This investment is principally in 12 (2004: 12) active joint ventures which hold £2.7 billion (2004: £2.4 billion) of properties in retail, offices and development. The joint ventures are financed by £496 million (2004: £530 million) of external debt, without recourse to British Land.

British Land has proven its sustained ability to work constructively with other major companies, and its reputation enables it to continue to attract new ventures.

Joint venture model

All British Land's joint ventures share a common framework:

- a separate entity formed to own property;
- the joint venture entity is controlled on a 50:50 basis by a board on which each partner is equally represented (with no casting votes);
- established with a specific term, at the expiry of which, unless otherwise agreed, it will terminate in accordance with the terms agreed at the outset (with additional provisions for early termination if the partners reach deadlock); and
- funding is by a varying combination of equity and subordinated loans (which enable income to be received gross) from the two joint venture partners and external debt.

Joint venture rationale

Joint ventures benefit British Land because:

- they have provided access to desirable properties that were not on the market;
- they enhance relationships and negotiations with tenants across a greater number of locations;
- they are able to raise finance on the strength of their own balance sheets with minimal or no support from either partner, thereby significantly lowering the initial equity investments and enhancing the returns on capital;
- they restrict the risks associated with a specific property investment or development by sharing the project with a partner; and
- British Land earns fees from services provided to joint ventures.

Joint venture activity

Key activities since April 2004 were:

- the sale in February 2005 of the Bristol store by BL Fraser Limited, significantly above valuation, with £26 million being returned to the shareholders from the proceeds;
- the refinancing in February 2005 of Tesco BL Holdings Limited which resulted in over £100 million being returned to the shareholders;
- the refinancing in April 2005 of The Scottish Retail Property Limited Partnership, joint venture with Land Securities Group PLC, with £430 million raised by way of a seven year securitisation, most of which was returned to the joint venture partners;
- The Public House Company continued with its programme of auction sales, in which 17 public houses were profitably sold in the year, raising £22 million;
- the acquisition by British Land of the outstanding 50% interest in the four BL West joint venture companies for £50 million (and the repayment of these companies' debt) in April 2005.

Summary of British Land's share in joint ventures

	2005 £m	2004 £m	Change £m
Profit and loss account			
Gross rental income	**73.4**	78.9	(5.5)
Operating profit	**67.7**	67.5	0.2
Disposal of fixed assets	**8.1**	7.4	0.7
Net interest – external	**(32.3)**	(40.0)	7.7
Net interest – shareholders	**(3.2)**	(6.6)	3.4
Profit before tax	**40.3**	28.3	12.0
Balance sheet			
Gross assets	**1,444.9**	1,299.8	145.1
Gross liabilities	**(640.9)**	(641.6)	0.7
Net investment	**804.0**	658.2	145.8
Number of active joint ventures	**12**	12	

the civic trust

The Civic Trust believes urban environments should be inspiring places where people want to live, work and relax. It seeks to empower individuals and communities by showing them how they can bring about positive change.

British Land is delighted that its development at Triton Square in London has been honoured by the Civic Trust. Their Awards – the most prestigious and comprehensive of their kind in Europe – do not simply recognise excellence in architectural design, but also reflect the way buildings relate to their setting and the people they serve.

The towns whose civic independence flings
The gauntlet down to Senates, Courts and Kings.
Thomas Campbell *Theodric*

Joint ventures with Tesco PLC

British Land has three joint ventures with Tesco PLC, which together own £923 million of retail properties, comprising 13 superstores, four retail parks and four shopping centres, anchored by Tesco stores.

BLT Properties

JV Partner	Tesco PLC
Date established	November 1996
Portfolio value	£283m, comprising two retail parks and eight Tesco superstores
Annualised net rent	£15m
Finance	£185m loan provided by a syndicate of banks, without recourse to the joint venture partners
Value of British Land net investment	£58m

One of the first joint ventures, BLT has been active in extending the properties, making capital contributions to the cost of further development and achieving increases in rental income.

During the year, the joint venture completed the funding of a 1,000 sq m (10,800 sq ft) extension at Formby and four other stores within the portfolio are being planned for extension, including mezzanine floor levels, or redevelopment in the next few years.

In November 2003, when the joint venture reached the end of its initial contracted term, it was renewed for a further seven year term and refinanced.

Tesco British Land Property Partnership

JV Partner	Tesco PLC
Date established	February 1998
Portfolio value	£149m, being two district shopping centres anchored by Tesco
Annualised net rent	£10m
Finance	£87m loan, with recourse only to the partnership assets
Value of British Land net investment	£26m

The partnership with Tesco was originally established to acquire 12 retail properties from the partners, and in November 1999 it sold nine properties to the newly formed Tesco BL Holdings, retaining three properties, one of which was sold in 2001.

During the year the partnership settled both of the main Tesco store rent reviews at Weston Favell, Northampton and Beaumont Leys, Leicester. The partnership has developed and let a new unit to Wilkinson of 2,800 sq m (30,000 sq ft) and has recently agreed terms with Next PLC who will take a 930 sq m (10,000 sq ft) store in a prominent position at Beaumont Leys.

Tesco BL Holdings

JV Partner	Tesco PLC
Date established	November 1999
Portfolio value	£491m, comprising two retail parks and two shopping centres each anchored by Tesco, and five Tesco supermarkets
Annualised net rent	£26m
Finance	£315m loan provided by a syndicate of banks, without recourse to the joint venture partners
Value of British Land net investment	£92m

This joint venture was established to acquire nine properties from The Tesco British Land Property Partnership in November 1999.

During the year the joint venture has successfully negotiated the surrender of the Focus unit at The Kingston Centre, Milton Keynes, which has been pre-let to Marks and Spencer. These transactions have increased the income to the joint venture and raised the overall rental value of the property. Next PLC has also signed an agreement to lease to move into The Kingston Centre, which will enhance the Centre's retail offer.

The rent review of the Tesco store at the Serpentine Green Centre, Peterborough has been settled at a level of £23 per sq ft, representing one of the highest superstore rents achieved to date.

In February 2005 the joint venture was refinanced with a new £315 million loan, provided by a syndicate of banks led by WestLB and without recourse to the joint venture shareholders. This loan repaid the £200 million outstanding loan and returned over £100 million to the shareholders.

The Scottish Retail Property Limited Partnership

JV Partner	Land Securities Group PLC
Date established	March 2004
Portfolio value	£605m, comprising shopping centres in Aberdeen and East Kilbride
Annualised net rent	£33m
Finance	£430m raised in April 2005, without recourse to the joint venture parties
Value of British Land net investment	£301m

The joint venture properties comprise over 130,060 sq m (1.4 million sq ft) of retail space in major shopping centres: The St Nicholas and Bon Accord Centre, Aberdeen and the East Kilbride shopping centre.

The Partnership provides benefits of scale and enables the partners to maximise the long-term value of the centres. During the year the Partnership has acquired further strategic interests at East Kilbride such that the six principal malls are now managed and operated as an integrated shopping destination, providing almost all of the retail for the town centre of East Kilbride.

Following the year end, the joint venture raised £430 million through a seven year securitisation.

BL Fraser

JV Partner	House of Fraser PLC
Date established	July 1999
Portfolio value	£286m, comprising 13 department stores
Annualised net rent	£14m
Finance	£138m loan provided by a syndicate of banks, without recourse to the joint venture partners
Value of British Land net investment	£72m

This joint venture was established to acquire and leaseback 15 House of Fraser freehold and long leasehold department stores, mostly in major provincial towns and cities. The joint venture has purchased a further store in Bristol from Bentalls, funded a significant redevelopment of the Guildford store and profitably sold the stores in Doncaster, Perth and Darlington.

In February 2005, the store in Bristol was sold at well above valuation, with funds totalling £26 million returned to the shareholders.

All properties are let on 40 year full repairing and insuring leases to House of Fraser with minimum guaranteed uplifts for each of the first two 5 yearly rent reviews, based on the higher of 3% per annum uplift (since 1999) or open market value.

BL Davidson

JV Partner	Manny Davidson, his family and family trusts
Date established	September 2001
Portfolio value	£616m, comprising circa 70 properties, principally retail warehouses
Annualised net rent	£33m
Finance	£114m loan facilities provided by Royal Bank of Scotland, without recourse to the joint venture partners. The joint venture subsidiaries also have debentures of £115m, and other smaller bank loans.
Value of British Land net investment	£166m

This joint venture was established to acquire Asda Property Holdings plc, which owned a portfolio of properties, principally retail warehousing and Central London offices.

During the year, BL Davidson purchased Harris Ventures' half share of the Retail Warehouse Company joint venture, containing four high quality retail parks and a new industrial and warehouse development, together valued at £122 million.



House of Fraser, Guildford

BL West companies

JV Partners	WestLB, WestImmo and Provinzial (together 50%)
Date established	September 2000
Portfolio value	£181m, comprising two City office buildings
Annualised net rent	£13m
Finance	£108m bank loan provided by a syndicate, without recourse to the joint venture partners
Value of British Land net investment	£49m

In April 2005, British Land obtained 100% ownership by acquiring the shares of its joint venture partners for £50 million and repaying the related debts.

Other joint ventures

We also have joint ventures with:

- Rosemound Developments to develop distribution warehouse accommodation at the Daventry International Rail Freight Terminal;
- Gazeley Properties to develop primarily distribution warehouses at Enfield (now all complete and sold), Redditch and Thatcham;
- Scottish & Newcastle (Public House Company) for the small remaining pubs investment;
- Conran Holdings and Wyndham International (GEH Properties) in respect of the long leasehold interest in the Great Eastern Hotel;
- Solihull Metropolitan Borough Council to provide the Blythe Valley Innovation Centre for start up, technology based businesses;
- The Royal Bank of Scotland plc, established in April 2005, for new residential investments.

Principal Debt Instruments

Financing structure

British Land uses a number of methods of finance in order to spread maturities, reduce borrowing costs and mitigate refinancing risk.

Finance is raised through a mixture of securitisations, public and private debt issues and bank borrowings. At 31 March 2005 the Group had net borrowings of £6.04 billion (2004: £4.87 billion).

Accessing a flexible pool of finance



Securitisations (Fixed Rate Bonds) 37%
Securitisations (Floating Rate Bonds)† 13%
Debentures 11%
US private placements 3%
Drawn bank facilities 24%
Undrawn bank facilities 12%

† Floating rate bonds with related fixed rate swaps.

Non recourse

At 31 March 2005 £3.9 billion (2004: £3.3 billion) of outstanding debt had been issued by ring-fenced, special purpose companies, with no recourse to other companies or assets in the Group. The securitisations and debt issued by the subsidiary company BL Universal fall within the non-recourse category.

Securitisations

At 31 March 2005 outstanding debt raised through securitisations amounted to £3,545m (2004: £2,896m). British Land's securitisations are used to raise long-term debt at fixed rates of interest from the cash flows generated from specific assets or pools of assets. The strength of these cash flows allows credit rated debt to be raised on a non-recourse basis, thereby lengthening maturities and reducing interest costs. British Land retains the flexibility to actively manage the assets and provide suitable substitute assets if appropriate. This enables returns to be maximised, benefiting both debt and equity investors. Additional flexibility permits British Land to sell or introduce third party capital without repaying the existing debt.

Although a combination of fixed and floating rate debt has been issued via securitisations, all the floating rate instruments have been fully swapped into fixed rate debt, from the date of issue, to provide certainty over future interest cost.

Further details of British Land's financing structure are provided within the Investors section of the Company's website (www.britishland.com).

Broadgate

The refinancing of the Broadgate Estate (completed 2 March 2005) involved the issue of £2,080m secured bonds by Broadgate Financing PLC, a ring-fenced wholly-owned subsidiary of British Land. This followed the redemption of the existing bonds and notes of Morgan Stanley Mortgage Finance (Broadgate) PLC and Broadgate (Funding) PLC.

The transaction created an enlarged security pool of 15 properties, adding further high quality tenants and increasing tenant diversity. The refinancing reduced interest costs and extended debt maturity.

Nominal outstanding	£2,080m
Valuation of securitised portfolio	£2,838m
Weighted average interest rate	5.05%
Weighted average debt maturity	19.8 years
Gross Coverage Ratio	184%*

* Estimate of average ratio of Gross Rental Income (including amounts standing to the credit of the Cash Reserve Account) to Debt Service for 2005/6 financial year.

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Moody's/Fitch
Class A1 Floating Rate Bonds 2032	225	AAA/Aaa/AAA
Class A2 4.949% Bonds 2031	315	AAA/Aaa/AAA
Class A3 4.851% Bonds 2033	175	AAA/Aaa/AAA
Class A4 4.821% Bonds 2036	400	AAA/Aaa/AAA
Class B 4.999% Bonds 2033	365	AA/Aa2/AA
Class C1 Floating Rate Bonds 2022	235	A/A2/A
Class C2 5.098% Bonds 2035	215	A/A2/A
Class D Floating Rate Bonds 2025	150	BBB/Baa2/BBB
Total	**2,080**	

Meadowhall

On 5 December 2001 Meadowhall CMR Finance PLC, a special purpose vehicle, issued £825m of Bonds supported by the cash flows of the Meadowhall Shopping Centre, Sheffield. The proceeds of the issue were on-lent to a ring-fenced wholly-owned British Land subsidiary, MSC (Funding) PLC, in exchange for one tranche of secured and four tranches of unsecured notes, which are the obligations of the Group. The former are secured on the Meadowhall Shopping Centre and the latter are guaranteed by Meadowhall Shopping Centre Limited, the ring-fenced British Land subsidiary that owns the centre.

Following the successful realisation of additional income through rent reviews and new lettings at Meadowhall a £50m reserve tranche of bonds was issued on 14 April 2003.

Nominal outstanding	£865m
Valuation of securitised portfolio	£1,441m
Weighted average interest rate	5.53%
Weighted average debt maturity	18.6 years
Gross Coverage Ratio	139%*

* Source: 12 April 2005 Debt Service

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Fitch
Class A1 5.260% Bonds 2035	580	AAA/AAA
Class A2 Floating Rate Bonds 2013	40	AAA/AAA
Class B 5.793% Bonds 2035	160	A/A
Class C Floating Rate Bonds 2035	85	BBB/BBB
Total	**865**	

Sainsbury's portfolio

On 15 June 2001 Werretown Supermarkets Securitisations PLC, a special purpose vehicle, issued £575m of Bonds supported by the cash flows from a portfolio of 35 superstores owned by British Land and leased to Sainsbury's Supermarkets Ltd.

Nominal outstanding	£620m
Valuation of securitised portfolio	£1,070m
Weighted average interest rate	6.77%
Weighted average debt maturity	14.0 years
Coverage Ratio	104%*

* Source: 4 April 2005 Debt Service

The proceeds of the issue were on-lent to a ring-fenced wholly-owned British Land subsidiary, BLSSP (Funding) PLC, in exchange for one tranche of secured and five tranches of unsecured notes, which are the obligations of the Group. The former are secured on the 35 superstores and the latter are guaranteed by the ring-fenced British Land subsidiaries that own the superstores.

On 6 October 2003 Werretown Supermarkets Securitisations PLC issued a further £78m of Bonds.

The properties in the security pool have increased in value by 58% from £677m to £1,070m since the original issue date.

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Fitch
Class A1 Floating Rate Bonds 2016	80	AA/AA
Class A2(C) 6.453% Bonds 2028	209	AA/AA
Class B1 Floating Rate Bonds 2028	81	BBB-/BBB
Class B2 6.994% Bonds 2028	209	BBB-/BBB
Class B3 7.239% Bonds 2028	41	BBB-/BBB
Total	**620**	

BL Universal PLC 6.75% First Mortgage Debenture Bonds

The 6.75% First Mortgage Debenture Bonds were originally issued by BL Universal PLC in March 1998. There are £100m of Bonds due 2011, and £200m of Bonds due 2020 outstanding.

The Group acquired the remaining 50% interest in BL Universal from its joint venture partner, GUS plc, in November 2003. This Company is now a ring-fenced subsidiary with no recourse to other companies or assets in the Group.

The secured properties are located in a wide number of locations throughout the UK. A full list of these properties is provided in the Investors section of the British Land website (www.britishland.com).

Recourse

As at 31 March 2005 recourse debt amounted to £2.3 billion (2004: £1.8 billion). Of this, £483m was raised through debentures with the balance from unsecured lenders. These lenders have recourse for repayment of these borrowings to the Group, including equity interests in non-recourse companies.

Debentures

The Group's debentures are secured against specific assets.

Debentures provide very long-term finance with no amortisation, with the right to substitute properties from time to time, subject to meeting current income and capital tests. Mortgaged properties can be withdrawn from the security pools provided that tests relating to loan to value and interest cover are met. The Group is required to provide additional security if the loan to value and interest cover fall below certain levels.

8.875% First Mortgage Debenture Bonds 2035

The 8.875% First Mortgage Debenture Bonds 2035 were originally issued by the Company in September 1995. There are £250m of Bonds outstanding. The following properties are charged to secure the Bonds:

- Tollgate Centre, Colchester
- St. James Retail Park, Northampton
- Botley Road Retail Park, Oxford
- Eastgate Shopping Centre, Basildon
- Euston Tower, Regent's Place, London NW1
- Scottish and Newcastle Depot, Oldfield Lane, Greenford

During the year ended 31 March 2005, Greyhound Retail Park, Chester was released from charge.

9.375% First Mortgage Debenture Stock 2028

The 9.375% First Mortgage Debenture Stock 2028 was originally issued by the Company in April 1993. There is £200m of Stock outstanding. The following properties are charged to secure the Stock:

- Portcullis House, Glasgow
- Primark Store, Kingston
- 2 Moorfields, Liverpool
- 51 Eastcheap, London EC3
- Triton Square, Regent's Place, London, NW1
- Auldhouse Retail Park, Glasgow
- Teeside Retail Park, Stockton-on-Tees

During the year ended 31 March 2005, Legal and General House, Kingswood, was released from charge.

Unsecured lenders

Bank facilities

At 31 March 2005 available bank facilities amounted to £2,481m (2004: £1,976m) of which £818m (2004: £965m) was undrawn. The majority of these facilities are revolving and can be drawn at short notice, providing the Group with valuable operational flexibility. British Land maintains relationships with a large and diverse group of banks, reducing reliance on any particular lender. At 31 March 2005, 48 different financial institutions from 20 countries had provided finance to the Group via bilateral or syndicated facilities. Most facilities are for a term of five years, although a significant number can be extended if the lender consents. The Group has recently raised seven-year bilateral finance. All the facilities are floating rate and British Land uses interest rate derivatives, which mainly take the form of interest rate swaps, to achieve the desired fixed versus floating interest rate profile.

6.30% Senior US Dollar Notes 2015 and
7.35% Senior US Dollar Notes 2007

British Land has $314m of US denominated unsecured notes. Both principal and interest have been swapped into Sterling. These notes, which had a term of 12 and 10 years at the date of issue, broaden the finance pool by providing access to US investors.

Principal features of unsecured debt

British Land operates a 'level playing field', providing unsecured lenders with a standard set of borrowing conditions. The covenants are:

a) a 70% maximum ratio for net unsecured borrowings to unencumbered assets.

For this purpose net unsecured borrowings exclude all secured and non-recourse debt, and unencumbered assets exclude assets subject to a security interest and other assets of non-recourse companies. Investments in joint ventures are also excluded; and

b) a 175% maximum ratio for net borrowings to adjusted capital and reserves.

In this case net borrowings include all Group borrowings, even where they are non-recourse.

As at 31 March 2005 these ratios stood at 42% (2004: 47%) and 106% (2004:102%) respectively.

Ratio	31 March 2001	31 March 2002	31 March 2003	31 March 2004	**31 March 2005**
Net unsecured borrowings to unencumbered assets[1]	45%	23%	45%	47%	**42%**
Net borrowings to adjusted capital and reserves[2]	92%	91%	103%	102%	**106%**

Highest during the year to 31 March 2005: 52%[1]; 109%[2]

Although secured assets and other assets of non-recourse companies are excluded from unencumbered assets for the covenant calculations, unsecured lenders benefit from the surplus value of these assets above the related debt and from the free cash flow from these assets. During the year ended 31 March 2005 these assets generated £75m of surplus cash after payment of interest and debt amortisation. Based on current passing rents, a similar amount of such surplus cash is expected during the financial year to March 2006. Surplus cash is passed up to the Group on a quarterly basis.

In addition, while investments in joint ventures do not form part of unencumbered assets, profits generated by these ventures are regularly passed up to the Group. Refinancing of joint ventures, following increases in property valuations, provides an additional source of cash flow for the Group. During the year ended 31 March 2005 there was a net cash inflow of £50m from joint ventures.

Long leases with upward only rent reviews create a strong income profile. The benefit to unsecured lenders is enhanced by the Group's interest rate risk management strategy (see page 68). This aims to maintain approximately 85% of debt at fixed or protected rates over a rolling three to five year horizon. The following table shows the percentage of current net debt fixed in 1, 5 and 10 years' time. The relatively high proportion of fixed rate debt means a movement up or down of 1% (100 basis points) in market rates of interest results in an increase or reduction of the Group's annual interest charge of just £7m (1.4% of net rental income).

Net debt at 31 March 2005 – Profile of fixed and protected interest rates

	Year 1	Year 5	Year 10
	90%	87%	54%



William Morris founded the Society for the Protection of Ancient Buildings in 1877 to counter the over-enthusiastic 'restoration' of medieval buildings by Victorian architects. Preservation, he argued, was not the same as renewal. The Society advocates conservative repair, remedying defects while retaining as much as possible of the historic fabric and character, including good later additions. It encourages the imaginative use of new design that enriches rather than undermines the value of the existing structure.

Leading by example *In this Leicester foundry, lead for re-roofing historic buildings is made by wholly traditional processes. It is poured on to a bed of sand, which imparts a textured finish, before being smoothed off and cut with a heavy, long-handled knife.*





Directors and Officers

The British Land Company PLC

• **John Ritblat** (69) FRICS Chairman
John Ritblat became Managing Director of Union Property Holdings (London) Ltd in 1969, and became Chairman and Managing Director of The British Land Company PLC in 1971 following its merger with Union. He is also the non-executive Chairman of Colliers CRE PLC. He is Chairman of the Board of Trustees of the Wallace Collection, Deputy Chairman of the Governing Body of London Business School, and a Member of the Council of The Royal Institution. He served on the Board of The British Library between 1995 and 2003 and is Vice President of the Tennis & Rackets Association and President of Snowsport UK (formerly The British Ski & Snowboard Federation).

*• **Sir Derek Higgs** (61) BA, FCA Deputy Chairman
Sir Derek Higgs joined The British Land Company PLC as a non-executive director in July 2000, became Deputy Chairman in March 2001 and is also Chairman of the Remuneration Committee. He is a Senior Adviser in the UK to UBS Investment Bank. He is also Chairman of Partnerships UK Plc and Bramdean Asset Management LLP and a Deputy Chairman of Business in the Community. His other appointments include non-executive directorships of Egg plc, Jones Lang LaSalle Inc., and Allied Irish Banks, p.l.c. He is also a Pro-Chancellor of the University of Bristol and, amongst his charitable interests, has been a Trustee of The Textile Conservation Centre for nearly 25 years.

▪ **Stephen Hester** (44) Chief Executive
Stephen Hester joined The British Land Company PLC as Chief Executive in November 2004, from Abbey National plc. At Abbey he was Chief Operating Officer, having joined in May 2002 as Finance Director. For the previous 19 years he was at Credit Suisse First Boston, rising through various appointments to become Chief Financial Officer and then Global Head of the Fixed Income Division (including significant real estate related activities). He is Chairman of the British Land Executive Committee and Chief Executive of The British Land Corporation Limited.

▪• **John Weston Smith** (73) MA, FCIS Chief Operating Officer
John Weston Smith joined The British Land Company PLC as Secretary in 1971 from N. M. Rothschild & Sons Limited and was appointed an executive director in 1973. He is Chief Operating Officer. Previously he was Joint General Manager of the Abbey National Building Society. He is Managing Director of The British Land Corporation Limited and Chairman of British Land Developments Limited and Broadgate Estates Limited.

▪ **Nicholas Ritblat** (43) MA Executive Director
Nicholas Ritblat joined The British Land Company PLC in 1987 and was appointed an executive director in 1991. He previously worked for S. G. Warburg & Co. Ltd's corporate and international finance divisions. He is Deputy Chairman of British Land Financing Limited. He is also a director of the British Property Federation. He sits on the Management Committee of the Investment Property Forum, the IPD Index Consultative Group and the Management Board of EPRA.

• **Michael Cassidy** (58) BA, MBA Non-Executive Director
Michael Cassidy was appointed a non-executive director of The British Land Company PLC in 1996. He is a practising solicitor and consultant with DLA Piper and was formerly Chairman of the Policy and Resources Committee of the Corporation of London. He is also President of the London Chamber of Commerce and Industry and Chairman of the Museum of London.

▪ **Robert Bowden** (62) BSc, FRICS Property Investment Director
Robert Bowden, a former senior partner of Conrad Ritblat & Co., joined The British Land Company PLC in 1992 as head of property investment and acquisitions. He was appointed an executive director in 1997. He is Chairman of British Land Properties Limited.

• **Robert Swannell** (54) FCA Non-Executive Director
Robert Swannell became a non-executive director of The British Land Company PLC in 1999. He is Co-Chairman of Citigroup's European Investment Bank. He is a member of the Regulatory Decisions Committee of the Financial Services Authority and a member of the Industrial Development Advisory Board of the Department of Trade and Industry.

*†• **Lord Burns** (61) GCB, BA (Econ.) Non-Executive Director
Terry Burns became a non-executive director of The British Land Company PLC in July 2000, and is Chairman of the Audit Committee. He has given notice of his resignation from The British Land Company PLC with effect from 30 September 2005. He is Chairman of Abbey National PLC and of Glas Cymru Cyfyngedig (Welsh Water). He is also a non-executive director of Pearson plc. He was Permanent Secretary of HM Treasury between 1991 and 1998. He is Chairman of the Governing Body of the Royal Academy of Music, and Chairman of the Trustees of the Monteverdi Choir and Orchestra.

▪ **Graham Roberts** (46) BA, FCA Finance Director
Graham Roberts joined The British Land Company PLC in January 2002 as an executive director and was appointed Finance Director in March 2002. He is Chairman of British Land Financing Limited. He was previously senior real estate partner at Andersen.

*†• **Dr Christopher Gibson-Smith** (59) BSc, PhD, MS
Senior Independent Non-Executive Director
Chris Gibson-Smith joined The British Land Company PLC as a non-executive director in January 2003. He is the Senior Independent Non-Executive Director and Chairman of the Nomination Committee. Formerly he was a Group Managing Director of BP plc. He was a non-executive director of Lloyds TSB Group plc from 1999 to 2005. He is Chairman of the London Stock Exchange, Chairman of National Air Traffic Services Limited and also a Trustee of Arts and Business.

*†• **David Michels** (58) Non-Executive Director
David Michels was appointed a non-executive director of The British Land Company PLC in January 2003. He is Group Chief Executive of Hilton Group plc, and also a non-executive director of Hilton Hotels Corporation and was previously a non-executive director of Arcadia Group plc. He is also President of the Hilton in the Community Foundation, a Member (and past Chairman) of the British Hospitality Association Council and a Trustee of the Anne Frank Trust.

Secretary
Anthony Braine LLB, FCIS

▪ Member of the Executive Committee
* Member of the Remuneration Committee
† Member of the Audit Committee
• Member of the Nomination Committee



English Heritage helps people appreciate why the historic buildings and landscapes around them matter, and how they contribute to the quality of life. To ensure they are properly protected and maintained, it employs some of the country's best architects, archaeologists and historians. Hands-on restoration work is frequently outsourced to contractors providing highly specialised facilities.

Fired up *At this kiln at Ironbridge in Shropshire – the cradle of the Industrial Revolution – Chris Cox hand-presses and glazes a unique range of decorative tiles.*

Management and Advisers

The Executive Committee comprises the five executive directors of The British Land Company PLC. The British Land Corporation Limited is the principal management and operating board; British Land Financing Limited is responsible for Group financing; British Land Properties Limited for management of the Group's property assets and estates, and British Land Developments Limited for the Group's development activities. The directors of these companies comprise the executive directors of The British Land Company PLC and the executives listed below.

The directors of Broadgate Estates Limited, which is responsible for on-site building and estate management of London properties of the Group and third parties, are listed on page 57 as are the on-site executives at Meadowhall Shopping Centre.

Executive Committee

Stephen Hester
John Weston Smith
Nicholas Ritblat
Robert Bowden
Graham Roberts

Secretary
Anthony Braine

The British Land Corporation Limited

Chairman – John Ritblat
Chief Executive – Stephen Hester
Executive Vice-Chairman – Cyril Metliss
Managing Director – John Weston Smith

Michael Gunston FRICS, IRRV joined British Land in 1975 and is the Chief Surveyor.

John Iddiols BSc (Est. Man), FRICS joined British Land in 1984. He is Deputy Chief Surveyor and is Joint Head of Shopping Centres.

Anthony Braine LLB, FCIS joined British Land in 1987 as Assistant Secretary and was appointed Group Secretary in 1995.

Lucinda Bell MA, FCA joined British Land in 1991 and was appointed Head of Tax in 2001 and Head of Tax and Accounting in 2003.

Christopher Forshaw FCA joined British Land in 1994 and is Head of Internal Audit. His other responsibilities include assessing and progressing corporate transactions.

Peter Clarke FCIS, ACI Arb. joined British Land in 1989. He is a Head of Asset Management and Chairman of the Derivatives Committee, and his responsibilities include corporate matters and securitisations.

Stephen Spooner BSc, FRICS joined British Land in 1988. He is an Estates Surveyor and property director of The Business Group.

Naren Raichura FCCA joined British Land in 1975 and is the Group Chief Accountant.

Anthony Adams joined British Land in 1982 and is the Group Controller.

Peter Earl BSc joined British Land in 1989 and is Group Head of Information Systems.

Sarah Barzycki MA joined British Land in 1998 and is Head of Finance. Her responsibilities include corporate banking and joint ventures.

Adrian Penfold BA (Hons), MRTPI joined British Land in 1996 and is Head of Planning and Environment.

Timothy Roberts BSc, MRICS joined British Land in 1997. He is a Head of Asset Management and his responsibilities include investment sales and purchases.

Nigel Webb BSc (Hons), MRICS joined British Land in 1992 and is Head of Developments.

Nicholas Bates BSc, MRICS joined British Land in 1996 and is Head of London Offices.

Paul Burgess joined British Land in 1995 and is Head of London Leasing.

Steven Rickard BSc, MRICS joined British Land in 1990 and is an Asset Manager with responsibilities for the Group's retail warehouse properties.

Mark Wright BSc, MRICS joined British Land in 1987 and is Head of London Developments.

Jonathan Hallam LLB, MBA joined British Land in 2000 and is Head of Development Administration.

Desmond Morris BSc (Hons), FRICS joined British Land in 1990 and is an Asset Manager with responsibilities for the Group's provincial offices, industrial/distribution warehouses and the public house portfolio.

Bryan Lewis BSc (Hons), MPhil, MRICS joined British Land in 1995 and is an Asset Manager with responsibilities for the Group's supermarket properties.

Amanda Jones BSc (Hons), ACA joined British Land in 1999 and is Head of Investor Relations.

Justin Snoxall MA (Oxon) joined British Land in 2002 and is Head of the Business Group.

Barry Winfield BEng (Hons) joined British Land in 1996 and is Managing Director of Broadgate Estates Limited.

Mohammed Al-Dajani Dottore in Architettura, joined British Land in 1999 and is the Centre Director of Meadowhall Shopping Centre.

Christopher Betts BSc (Hons), MRICS joined British Land in 1997 and is an Asset Manager for in-town retail properties including shopping centres, high street shops and department stores.

Graham Lee BSc, FCA, CTA joined British Land in 1998 and is a Corporate Tax Executive.

Merrick Marshall BA (Hons), MRICS, Dip. IPF joined British Land in 2001 and is Joint Head of Shopping Centres.

Kate Mason DipM, joined British Land in 1999 and is Marketing Director for Meadowhall and the other British Land Shopping Centres.

Secretary
Rebecca Scudamore BA (Hons), ACIS joined British Land in 1998 and is Assistant Secretary.

British Land Financing Limited

Chairman – Graham Roberts
Deputy Chairman – Nicholas Ritblat

Cyril Metliss FCA
Anthony Braine LLB, FCIS
Lucinda Bell MA, FCA
Christopher Forshaw FCA
Peter Clarke FCIS, ACI Arb.
Naren Raichura FCCA
Anthony Adams
Peter Earl BSc
Sarah Barzycki MA
Daniel Jones MAAT, ACA, AMCT, Deputy Group Accountant
Graham Lee BSc, FCA, CTA
Jonathan Payne IS Operations Manager
Amanda Jones BSc (Hons), ACA
Patrick Hawkins BA (Hons) Treasurer
Charles Middleton ACCA, ATII, Corporate Taxation Executive
Andrew Berman BSc (Hons), ACA, Senior Accountant
Ian Davies BSc (Hons), IS Development Manager
Marc Furlonger BSc (Hons), MEng, ACA, Senior Accountant
Jay Hunter BSc, ACA, IS Project Manager
Mark Manning BSc (Hons), ACA, Corporate Finance Executive
David Pearson BSc, ACA, Deputy Group Management Accountant
Peter Saint Bernard Property Management Accountant
Simon Carter MA, ACA, Treasury Executive

Secretary
Rebecca Scudamore BA (Hons), ACIS

British Land Properties Limited
Chairman – Robert Bowden

Cyril Metliss FCA
Michael Gunston FRICS, IRRV
John Iddiols BSc (Est. Man.), FRICS
Peter Clarke FCIS, ACI Arb.
Stephen Spooner BSc, FRICS
Desmond Morris BSc (Hons), FRICS
Steven Rickard BSc, MRICS
Bryan Lewis BSc (Hons), MPhil, MRICS
Nicholas Bates BSc, MRICS
Timothy Roberts BSc, MRICS
Barry Winfield BEng (Hons)
Christopher Betts BSc (Hons), MRICS
Graham Jones BSc (Hons), Property Investment Analyst
Merrick Marshall BA (Hons), MRICS, Dip. IPF
Anthea Harries BSc (Hons), MRICS, ACI Arb, City & West End Asset Manager
Simon Meacock BSc (Hons), MRICS, Retail Warehouse and Leisure Asset Manager
Benjamin Young BSc (Hons), MRICS, Investment Executive

Secretary
Rebecca Scudamore BA (Hons), ACIS

British Land Developments Limited
Chairman – John Weston Smith

Cyril Metliss FCA
Michael Gunston FRICS, IRRV
Adrian Penfold BA (Hons), MRTPI
Nigel Webb BSc (Hons), MRICS
Mark Wright BSc, MRICS
Paul Burgess
David Deuchars
Jonathan Hallam LLB, MBA
Tim Wells MBA, MRICS, Development Executive
Barry Winfield BEng (Hons)
Richard Elliott BSc (Hons), MBA, ACIOB, Head of Construction
Miles Price BSc (Hons), MSc, MRTPI, Planning Executive
Andrew Walton BLE, MRICS, Development Executive
Claudine Blamey BSc (Hons), MSc, Corporate Responsibility Executive
Mark Younger BSc (Hons), M.LandEcon., MRICS, Development Executive

Secretary
Anthony Braine LLB, FCIS

Head Office Executive

Michael Davies FCCA, Corporate Taxation Executive
Simeon Fox MA, IS Technical Manager
Anthony Heyes IS Governance and Control Manager
Robert Iddiols BA (Hons), MAAT, Senior Project Administrator
John James BSc (Hons), Construction Executive
Snehal Kakkad BSc (Hons), ACA, Senior Accountant
Michelle Laurence BA (Hons), MA, Website Manager
Sheila Nolan MA (Oxon), D.Phil, CTA, Corporate Taxation Executive
Siobhan Patton BA (Hons), ACCA, Financial Accountant
Clive Philp LLB, Grad. ICSA, Secretarial Assistant
Tanya Rendall IS Security Manager
Stef Socratous BSc (Hons), FCCA, Management Accountant
Stella Spence BA (Hons), ACIS, Administration Manager
Barbara Stephenson BA (Hons), Dip. ARM, Records Manager
Steven Teague MA (Hons), ACA, Corporate Taxation Executive
Teodora Vallone Dottore Scienze Econ.e Bancarie, VAT Executive

Broadgate Estates Limited
Chairman – John Weston Smith

Stephen Hester
Cyril Metliss FCA
Barry Winfield BEng (Hons), Managing Director
Michael Gunston FRICS, IRRV
John Iddiols BSc (Est. Man.), FRICS
Anthony Adams
Robert Fisher DEM, MIEE, Technical and Environmental Director
Robert Flood MSc, MBA, FCCA, Finance Director
Elaine Frazer Property Management Director
Neill Maclaine MCIOB, Estates Director

Secretary
Rebecca Scudamore BA (Hons), ACIS

Meadowhall Shopping Centre

Mohammed Al-Dajani Dottore in Architettura, Centre Director
Darren Pearce BA (Hons), ACA, Finance Director
Kate Mason DipM, Marketing Director
Phil Guest DipSCM, Head of Operations
Ann Cadman MCMI, FCIPD, Director of The Source and Head of Human Resources
Mark Higgins BCS Dip. in IT, Head of Retail Technology at British Land and Head of IT at Meadowhall
Peter Bellhouse BA (Hons), Dip. Arch, RIBA, Head of Premises
Dawn Osborne Services Development Manager
Georgina Thompson BA (Hons), Dip.M, Marketing Manager
Vanessa Hope Business Development Manager

Overseas
British Land Investments Netherlands B.V.,
Atrium Gebouw, Strawinskylaan 3085,
1077ZX Amsterdam, The Netherlands
Telephone (3120) 642 9848
Fax (3120) 644 2806

Herbert Reinhold Joint Managing Director
Paul Colligan FCA, FCMA, Joint Managing Director
Arend J. van der Marel Joint Managing Director

Firmount Limited
6 Fitzwilliam Place
Dublin 2, Ireland
Telephone (3531) 676 8666
Fax (3531) 676 8699

Frank Martin FCCA Managing Director

Principal bankers
The Royal Bank of Scotland plc
Lloyds TSB Bank plc
Barclays Bank PLC
Mizuho Corporate Bank, Ltd
Calyon
WestLB AG
The Bank of Tokyo-Mitsubishi, Ltd
Bank of Scotland
Bayerische Landesbank
Sumitomo Mitsui Banking Corporation Europe Limited

Stockbrokers
UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP

Morgan Stanley & Co Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Remuneration Report

Unaudited information
The Remuneration Committee throughout the year consisted of: Sir Derek Higgs, Chairman of the Remuneration Committee, Lord Burns, Dr Christopher Gibson-Smith and David Michels.

The Remuneration Committee took advice during the year from Hewitt Bacon & Woodrow, John Ritblat, Stephen Hester and John Weston Smith. The Remuneration Committee appointed Hewitt Bacon & Woodrow as adviser to the Committee. In addition Hewitt Bacon & Woodrow acts as actuary to the British Land Group Final Salary Pension Scheme and gives advice on share scheme and personnel policy matters to the Company. The Committee has considered the potential conflict of interest and believes there is no conflict and continues to monitor this position.

Statement of Company's policy on directors' remuneration
Directors' remuneration packages consist of several components. The fixed part of the package is a combination of basic salary and benefits. In addition, the Company has an annual incentive plan and a long-term incentive plan. The policy is tailored to support the strategic objective of delivering long-term value to shareholders.

i Basic salary and benefits
Basic salary and benefits in kind for each executive director are reviewed annually by the Remuneration Committee and take into account individual responsibility, experience and performance as well as the marketplace for similar positions in other companies. In reviewing the cash compensation packages of the executive directors, the Remuneration Committee commissioned an independent survey of comparative packages of directors in companies of similar size and industry as British Land. Salary is not increased automatically in line with market rates and the Remuneration Committee considers in respect of each director whether to change the existing positioning in response to changes in job/relative value to British Land, personal performance, reassessment of market pressures and seniority. Benefits normally include the provision of a car, fuel, private medical insurance and permanent health insurance. Pensions are provided under approved and unapproved schemes. The aim has been to provide executives with at least 20 years' service at age 60 with benefits equivalent to a pension at that age of two-thirds of basic salary less the single person's basic state pension.

ii Annual incentive plan
The annual incentive plan consists of a cash bonus payable to executive directors reflecting the individual's contribution to the Company during the preceding year and team performance.

The target award level for the Chief Executive is 65% of fixed salary for 2004 (pro rata) and 2005, increasing to 75% for 2006 and thereafter. The normal maximum award shall be 100% of fixed salary. Target award levels for the other executive directors are 40% of base salary for above satisfactory performance and 75% of salary for outstanding performance.

The awards are not contractual and are not pensionable.

The Remuneration Committee's approach is two-fold. It considers each individual's performance in regard to the specific areas of responsibility, such as:
- the success of purchases and sales
- the value added from development activity
- lettings and rent reviews
- financings obtained
- capital markets activities
- control over the Group's finances and accounts
- control over administrative services and human resources.

The Committee also considers team contributions made by each individual to overall corporate performance, using as external indicators:
- total return relative to property majors
- rental growth from reviews and new lettings relative to ERV and sector norms
- operating costs as a percentage of rents and NAV against prior year and property majors
- EPS relative to prior year, to forecast and growth, and to other property majors adjusting for any distorting items.

The Committee will be considering the introduction of a deferred annual bonus plan to be put to shareholders at the 2006 Annual General Meeting.

iii Long-term incentives
The Long-Term Incentive Plan, approved by shareholders in 2003, following consultation by shareholders facilitated by the Association of British Insurers, permits either market value options or performance shares, which are similar to restricted shares, to be awarded, as may suit the Company from time to time. The option section of the Plan comprises an Inland Revenue approved part and an unapproved part. The Company has been advised that options have a present value equivalent to approximately one-third of the value of performance shares. This may be varied at the Remuneration Committee's discretion in the light of changing market conditions. Under the Plan, the Company may award a maximum notional value of 150% of base salary in performance shares each year or the equivalent value of base salary in options each year (the latter under current estimations being option grants over shares worth 450% of base salary). The annual limit will be set under both the options and performance shares components of the Plan taken together. At least one-third of any award made each year will consist of each of performance shares and options.

Grants made under the Plan are subject to a prescribed performance condition upon which the exercise of options and the vesting of performance shares will be contingent except that grants may be made without any performance condition to facilitate the recruitment of a new executive.

The performance condition attaching to options and share awards measures the growth in the Company's net asset value per share against the capital growth component of the Investment Property Databank Annual Index, over a performance period of three years commencing the year in which the options and share awards are granted. Growth in the Company's net asset value per share must exceed that of the Index for a minimum proportion of the options to be exercised and/or performance shares to vest. The Company is geared while the index is not and therefore stretching out-performance is required for the entire award to vest. Hewitt Bacon & Woodrow undertakes the measurement of performance and submits a report to the Company showing the results for each specific award.

The performance hurdles are:

Percentage by which the average annual growth of British Land's Net Asset Value per share exceeds the average annual increase in the capital growth component of the Investment Property Databank Annual Index	Percentage vesting
5% or more	100%
4% or more but less than 5%	80%
3% or more but less than 4%	60%
2% or more but less than 3%	40%
1% or more but less than 2%	20%
More than 0% but less than 1%	10%
0% or less	0%

The Committee reviews these performance conditions on a regular basis to ensure they are both sufficiently stretching and remain relevant to the Company's strategic objectives.

In connection with the potential introduction of Real Estate Investment Trusts into the UK, the Remuneration Committee will consider changes to the Group's Long-Term Incentive Plan including whether share options remain a valuable part of the package and whether to exchange existing options outstanding for equivalent value performance shares should British Land propose to convert to REIT status. Any such changes would be subject to the consent of shareholders and option holders.

The long-term incentive plans that have been used in the past are an Executive Share Option Scheme (ESOS) and a Restricted Share Plan (RSP). No further awards will be made under the ESOS or the RSP, following the adoption of the new Long-Term Incentive Plan by shareholders at the 2003 Annual General Meeting.

Under the ESOS, market value options were granted at the discretion of the Committee. Options became exercisable after three years (or five years in certain cases), dependent on the performance target being met. The performance target, agreed following consultation with the Association of British Insurers and the National Association of Pension Funds, required growth in net asset value per share over a rolling three year period equal to or exceeding the growth in the capital growth component of the Investment Property Databank Annual Index. No options have been granted under this scheme since 1996.

Under the RSP, executives and directors were granted provisional interests in securities of the Company that vest according to performance against a target, agreed following consultation with the Association of British Insurers and the National Association of Pension Funds. This target requires growth in net asset value per share over a rolling three year period equal to or exceeding the growth in the capital growth component of the Investment Property Databank Annual Index. No awards have been made under this scheme since 2003. There is a stepped incentive scale in bands of achievement as follows:

Percentage by which the average annual growth of British Land's Net Asset Value per share exceeds the average annual increase in the capital growth component of the Investment Property Databank Annual Index	Relevant percentage to be applied to number of ordinary shares provisionally granted
5% or more	150%
4% or more but less than 5%	125%
3% or more but less than 4%	100%
2% or more but less than 3%	75%
1% or more but less than 2%	50%
0% or more but less than 1%	25%
Less than 0%	0%

The following summarises the annual package and relative importance for an index base salary of 100 for each executive director.

Chief Executive	
Salary	100
Benefits	5
Bonus	up to 65–100

Other executive directors	
Salary	100
Benefits	10
Bonuses	up to 40–75

In addition annual grants under the Long-Term Incentive Plan are targeted at 100 – 150.

External appointments

John Ritblat is non-executive Chairman of Colliers CRE PLC and retained earnings from that position of £66,398 for the year to 31 December 2004 (2003: £63,506).

Performance graph

The graph below is prepared in accordance with The Directors' Remuneration Report Regulations 2002. It shows the Company's total return and that of the FTSE Real Estate Sector Total Return Index for the five years from 1 April 2000 to 31 March 2005.

The FTSE Real Estate Sector Index was chosen because that is where the shares of the Company are classified. Hewitt Bacon & Woodrow prepared the graph based on underlying data provided by Datastream.

The British Land Company PLC Total Return Index vs. FTSE Real Estate Sector Total Return Index for the period 1 April 2000 to 31 March 2005 (rebased 1 April 2000)


250
200
150
100
50
Apr 00
Apr 01
Apr 02
Apr 03
Apr 04
Mar 05
FTSE Real Estate Sector
The British Land Company PLC

Directors' contracts

The policy of the Company is to have service contracts with notice periods of one year. It is sometimes necessary when recruiting a new director to give a service contract with an initial term of longer than one year. In such circumstances it is the policy of the Company that the notice period should reduce to one year after an initial period of service.

The Company applies the principle of mitigation in the event of early termination of service contracts.

Stephen Hester has a service contract dated 26 July 2004, relating to service beginning on 12 November 2004, which provides for one year's notice to expire on or at any time after 12 November 2006.

John Ritblat, John Weston Smith and Robert Bowden do not have service contracts with the Company, as they have reached age 60. There are no arrangements in place for compensation in respect of salary, annual bonus and benefits in kind in the event of termination of these individuals' employment.

Nicholas Ritblat has a service contract dated 12 November 1991 as amended by side letters dated 9 June 1997 and 29 May 2002. It is a rolling contract providing for one year's notice.

Graham Roberts joined the Company in January 2002 as an executive director under a service contract dated 19 November 2001. It is a rolling contract providing for one year's notice.

There are no further provisions for compensation payable on termination of service contracts of directors. There has been no compensation paid to departing directors during the year.

Chairman's remuneration

The divisions of responsibilities between the Chairman and Chief Executive, prepared in accordance with the provisions and good practice guidelines of the Combined Code on Corporate Governance, have been set out in writing and approved by the Board. This includes the transitional arrangements. It is not intended that John Ritblat will participate in any future grants under the Long-Term Incentive Plan. It is intended that his salary for the year to 31 March 2006 will reflect the transition to the Chairman role.

Non-executive directors

The remuneration of the non-executive directors is a matter for the executive members of the Board. Their remuneration comprises a standard director's fee, a fee for additional responsibilities and an attendance fee based on the number of meetings attended during the year. The remuneration provided takes into account the level of responsibility, experience and abilities required and the marketplace for similar positions in comparable companies.

Audited information

Directors' emoluments

	Salary £	Annual bonus* £	Benefits £	**2005 Total (excluding pensions) £**	Salary £	Annual bonus £	Benefits £	2004 Total (excluding pensions) £
John Ritblat	801,500	575,000	18,305	**1,394,805**	801,500	475,000	19,842	1,296,342
Sir Derek Higgs	41,000			**41,000**	43,000			43,000
Stephen Hester	230,425	172,603	2,820	**405,848****				
John Weston Smith	351,500	175,000	25,325	**551,825**	351,500	100,000	25,341	476,841
Nicholas Ritblat	386,500	192,500	21,345	**600,345**	351,500	100,000	21,491	472,991
Michael Cassidy	31,000			**31,000**	31,500			31,500
Robert Bowden	366,500	219,000	19,102	**604,602**	331,500	100,000	24,225	455,725
Robert Swannell	31,000			**31,000**	31,500			31,500
Lord Burns	41,000			**41,000**	42,000			42,000
Graham Roberts	301,500	180,000	24,902	**506,402**	266,500	100,000	23,479	389,979
David Michels	33,500			**33,500**	31,000			31,000
Dr Christopher Gibson-Smith	36,500			**36,500**	42,000			42,000
	2,651,925	**1,514,103**	**111,799**	**4,277,827**	2,323,500	875,000	114,378	3,312,878

Benefits in kind include company car, car allowance, private medical insurance and permanent health insurance.

*Bonus payments to Executive Directors for 2004/5 averaged 62% of salary compared to the 'on target' maximum levels described on page 58. These bonus levels were individually set reflecting high level of successful business activity during the year, leading to very strong (and above trend) financial results and the related strong performance of individuals against their specific responsibilities. The activity levels and related results are set out fully elsewhere in the Annual Report.

** Stephen Hester joined the Company on 12 November 2004.

Pension related payments to Stephen Hester, Robert Bowden and Graham Roberts are shown in the Directors' pension benefits for the year ended 31 March 2005, below.

Directors and their interests in share and loan capital

Beneficial interests of the directors in the share and loan capital of the Company.

	Fully paid ordinary shares		6% Irredeemable Convertible Bonds (£ nominal)		Co-Investment Share Plan		Recruitment Award		Options over ordinary shares: Sharesave Scheme	
	31 March 2004	**31 March 2005**	31 March 2004	**31 March 2005**	31 March 2004	**31 March 2005**	31 March 2004	**31 March 2005**	31 March 2004	**31 March 2005**
John Ritblat	2,818,232	**3,121,787**							1,954	**1,954**
Sir Derek Higgs	8,116	**8,931**								
Stephen Hester	33,510†	**77,150**				**61,957**		**36,671**		
John Weston Smith	140,466	**151,806**							3,358	**3,35**
Nicholas Ritblat	125,768	**297,593**	374,250						2,463	**2,55**
Michael Cassidy	6,500	**3,500**								
Robert Bowden	77,001	**122,541**	81,250						2,427	**1,46**
Robert Swannell	3,750	**3,750**								
Lord Burns	4,121	**5,025**								
Graham Roberts	12,543	**58,133**								**2,55**
David Michels		**2,059**								
Dr Christopher Gibson-Smith	4,827	**7,804**								

† On date of appointment, 12 November 2004.

	Options over ordinary shares				Long-Term Incentive Plan Performance Shares		Rights under Restricted Share Plan Ordinary Shares	
	1984 Option Scheme		Long-Term Incentive Plan					
	31 March 2004	**31 March 2005**	31 March 2004	**31 March 2005**	31 March 2004	**31 March 2005**	31 March 2004	**31 March 2005**
John Ritblat	295,783	**295,783**	358,565	**630,058**	119,521	**210,018**	294,018	**132,075**
Sir Derek Higgs								
Stephen Hester				**169,596**		**56,532**		
John Weston Smith	150,283	**150,283**	156,872	**275,650**	52,290	**91,882**	137,574	**56,603**
Nicholas Ritblat	59,201	**59,201**	130,726	**261,382**	43,575	**87,127**	128,140	**47,169**
Michael Cassidy								
Robert Bowden	103,450	**103,450**	123,256	**247,124**	41,085	**82,374**	137,574	**56,603**
Robert Swannell								
Lord Burns								
Graham Roberts			98,978	**200,787**	32,993	**66,929**	122,169	**47,169**
David Michels								
Dr Christopher Gibson-Smith								

On 11 April 2005 Sir Derek Higgs and Lord Burns were each allotted 183 fully paid ordinary 25p shares, Dr Christopher Gibson-Smith was allotted 449 shares and David Michels was allotted 360 shares, all in satisfaction of directors' fees for the quarter ended 31 March 2005. The shares allotted were priced at the middle market quotation at close of business on 7 April 2005, which was 821p per share.

On 14 April 2005 John Ritblat, John Weston Smith, Nicholas Ritblat, Robert Bowden and Graham Roberts each purchased 15 ordinary 25p shares in the Company at a price of 818p per share under the 'Partnership' element of the Company's Share Incentive Plan. Accordingly, they were each awarded 30 'Matching' ordinary shares of 25p in the Company, at a price of 818p per share.

On 16 May 2005 John Ritblat, John Weston Smith, Nicholas Ritblat, Robert Bowden and Graham Roberts each purchased 15 ordinary 25p shares in the Company at a price of 816p per share under the 'Partnership' element of the Company's Share Incentive Plan. Accordingly, they were each awarded 30 'Matching' ordinary shares of 25p in the Company, at a price of 816p per share.

The aggregate amount of gains made by directors on the exercise of share options was £18,055 (2004: £176,506). The aggregate value of distributions to directors in relation to the Restricted Share Plan was £5,122,980 (2004: £3,231,583).

The middle market quotation for the ordinary 25p shares of the Company at the close of business on 31 March 2005 was 804p. The highest and lowest middle market quotations during the year to 31 March 2005 were 920p and 603p.

Directors' options and share plan interests by date of grant and exercise price

(i) 1984 Share Option Scheme

Beneficial interests of the directors under the Company's 1984 Share Option Scheme in ordinary shares of the Company.

Date granted	Exercise price p	Earliest exercise date	Expiry date	John Ritblat 1 April 2004	John Ritblat **31 March 2005**	John Weston Smith 1 April 2004	John Weston Smith **31 March 2005**	Nicholas Ritblat 1 April 2004	Nicholas Ritblat **31 March 2005**	Robert Bowden 1 April 2004	Robert Bowden **31 March 2005**
23.01.96	394	23.01.99	22.01.06	132,418	**132,418**	60,092	**60,092**	11,244	**11,244**	103,450	**103,450**
23.01.96	394	23.01.01	22.01.06	163,365	**163,365**	90,191	**90,191**	47,957	**47,957**		
				295,783	**295,783**	150,283	**150,283**	59,201	**59,201**	103,450	**103,450**

No options were granted to directors under the 1984 Share Option Scheme during the year. No options held by directors were exercised under the 1984 Share Option Scheme during the year.

The performance target required the Company's average annual Net Asset Value Growth over three years to equal the average annual increase over three years in the capital growth component of the Investment Property Databank Annual Index.

(ii) Sharesave Scheme

Beneficial interests of the directors under the Company's Sharesave Scheme in ordinary shares of the Company.

Date granted	Exercise price p	Earliest exercise date	Expiry date	John Ritblat 1 April 2004	John Ritblat **31 March 2005**	John Weston Smith 1 April 2004	John Weston Smith **31 March 2005**	Nicholas Ritblat 1 April 2004	Nicholas Ritblat **31 March 2005**	Robert Bowden 1 April 2004	Robert Bowden **31 March 2005**	Graham Roberts 1 April 2004	Graham Roberts **31 March 2005**
01.09.01	399	01.09.04	28.02.05					1,456		2,427			
01.03.02	377	01.03.05	31.08.05					1,007					
01.03.04	472	01.03.07	31.08.07	1,954	**1,954**								
01.03.04	472	01.03.09	31.08.09			3,358	**3,358**						
22.12.04	648	01.03.08	31.08.08								**1,462**		
22.12.04	648	01.03.10	31.08.10						**2,550**				**2,550**
				1,954	**1,954**	3,358	**3,358**	2,463	**2,550**	2,427	**1,462**		**2,550**

The directors' participation in the Company's Sharesave scheme, which is not subject to performance criteria, is considered appropriate because the scheme is open to all employees with over 18 months of service.

On 1 September 2004 Nicholas Ritblat and Robert Bowden exercised their options over 1,456 and 2,427 shares respectively at an option price of 399p per share. The middle market quotation per ordinary 25p share of the Company on 1 September 2004 was 736.5p per share, realising a notional gain of 337.5p per share, as they both continue to hold their shares.

On 1 March 2005 Nicholas Ritblat exercised his option over 1,007 shares at an option price of 377p per share. The middle market quotation per ordinary 25p share of the Company on 1 March 2005 was 868.5p per share, realising a notional gain of 491.5p per share, as he continues to hold his shares.

(iii) Restricted Share Plan

Beneficial interests of the directors under the Company's Restricted Share Plan in the ordinary shares of the Company.

	John Ritblat	John Weston Smith	Nicholas Ritblat	Robert Bowden	Graham Roberts
22.06.01 Grant	161,943	80,971	80,971	80,971	
09.01.02 Grant					75,000
23.07.02 Grant	132,075	56,603	47,169	56,603	47,169
22.06.04 Grant*	80,971	40,485	40,485	40,485	
22.06.04 Release*	(242,914)	(121,456)	(121,456)	(121,456)	
10.01.05 Grant**					37,500
10.01.05 Release**					(112,500)
31.03.05 Total	**132,075**	**56,603**	**47,169**	**56,603**	**47,169**
Distribution in year to 31.03.04	£1,287,995	£642,703	£641,408	£642,703	£16,774
Distribution in year to 31.03.05***	£1,652,993	£825,087	£823,684	£825,087	£996,129

* These items represent the vesting of the awards made on 22 June 2001 at 150% of their original value on outperformance of the target set. The middle market quotation of the ordinary 25p shares of the Company on 22 June 2001 was 499p per share.

** This item represents the vesting of the award made on 9 January 2002 at 150% of its original value on outperformance of the target set. The middle market quotation of the ordinary 25p shares of the Company on 9 January 2002 was 460p per share.

*** The amounts distributed in the year to 31 March 2005 represent the market value of the grants which vested on 22 June 2004 or 10 January 2005 together with dividends arising on the beneficial interests for the year ended 31 March 2005. On release John Weston Smith sold 111,456 shares, Robert Bowden sold 96,456 shares, Nicholas Ritblat sold 34,925 shares and Graham Roberts sold 68,250 shares. The middle market quotation of the ordinary 25p shares of the Company on 22 June 2004 was 673.5p per share and on 10 January 2005 was 878p per share.

The performance target compares the Company's average annual Net Asset Value Growth over three years against the average annual increase over three years in the capital growth component of the Investment Property Databank Annual Index (see page 59).

Upon vesting, shares are transferred out of the British Land Share Ownership Plan (the Trust), a discretionary trust established to facilitate the operation of the incentive schemes. The trustees of the Trust purchase the Company's ordinary shares in the open market and rights to dividends on shares held by the Trust are payable in accordance with their awards to employees participating in the Company's Restricted Share Plan.

(iv) Long-Term Incentive Plan

Beneficial interests of the directors under the Company's Long-Term Incentive Plan in the ordinary shares of the Company.

Options

Date granted	Exercise price p	Earliest exercise date	Expiry date	John Ritblat 1 April 2004	John Ritblat **31 March 2005**	Stephen Hester 12 Nov 2004	Stephen Hester **31 March 2005**	John Weston Smith 1 April 2004	John Weston Smith **31 March 2005**	Nicholas Ritblat 1 April 2004	Nicholas Ritblat **31 March 2005**	Robert Bowden 1 April 2004	Robert Bowden **31 March 2005**	Graham Roberts 1 April 2004	Graham Roberts **31 March 2005**
25.09.03	502	25.09.06	24.09.13	358,565	**358,565**			156,872	**156,872**	130,726	**130,726**	123,256	**123,256**	98,978	**98,978**
28.05.04	663	28.05.07	27.05.14		**271,493**				**118,778**		**130,656**		**123,868**		**101,809**
29.11.04	796	29.11.07	28.11.14				**169,596**								
				358,565	**630,058**		**169,596**	156,872	**275,650**	130,726	**261,382**	123,256	**247,124**	98,978	**200,787**

Performance Shares

Date granted	John Ritblat 1 April 2004	John Ritblat **31 March 2005**	Stephen Hester 12 Nov 2004	Stephen Hester **31 March 2005**	John Weston Smith 1 April 2004	John Weston Smith **31 March 2005**	Nicholas Ritblat 1 April 2004	Nicholas Ritblat **31 March 2005**	Robert Bowden 1 April 2004	Robert Bowden **31 March 2005**	Graham Roberts 1 April 2004	Graham Roberts **31 March 2005**
25.09.03	119,521	**119,521**			52,290	**52,290**	43,575	**43,575**	41,085	**41,085**	32,993	**32,993**
28.05.04		**90,497**				**39,592**		**43,552**		**41,289**		**33,936**
29.11.04				**56,532**								
	119,521	**210,018**		**56,532**	52,290	**91,882**	43,575	**87,127**	41,085	**82,374**	32,993	**66,929**

The performance target compares British Land's average annual Net Asset Value Growth over three years against the average annual increase over three years in the capital growth component of the Investment Property Databank Annual Index (see page 59).

Upon vesting, performance shares are transferred out of the Trust. The trustees of the Trust purchase the Company's ordinary shares in the open market and rights to dividends on shares held by the Trust, are retained by the Trust and are payable to employees only on the vesting of the employees' performance shares.

(v) Recruitment awards

In connection with the recruitment of Stephen Hester and to compensate him for loss of previous benefits the Company has made one-off grants as follows:

Co-Investment Share Plan – On 29 November 2004, Stephen Hester was awarded 61,957 shares under the Co-Investment Share Plan. These shares conditionally vest on their third anniversary of grant provided he remains in employment. This award was conditional on the prior acquisition by Stephen Hester of a matching number of shares and requires those shares' subsequent retention for a three year period.

Recruitment Award Agreement – On 29 November 2004, Stephen Hester was awarded 36,671 shares which vest one year after joining the Company, provided that he remains in employment.

Directors' pension benefits for the year ended 31 March 2005

Two executive directors, Nicholas Ritblat and Graham Roberts, earned pension benefits in schemes sponsored by the Company during the year. Stephen Hester receives a sum equal to 35% of his basic salary in lieu of pension contributions. For the period from joining to 31 March 2005 this amounted to £80,649.

Graham Roberts' benefits from the tax-approved scheme are restricted and he is therefore entitled to benefit from the Company's Funded Unapproved Retirement Benefit Scheme (FURBS). The benefits provided by the FURBS are defined lump sums.

Pension related payments have been made in the year to Graham Roberts and Robert Bowden to meet income tax liabilities in respect of contributions to their FURBS arrangements. The payment to Graham Roberts was £387,421 (2004: £nil) in respect of entitlements accruing in the three years to 31 March 2005. The payment to Robert Bowden was £179,288 (2004: £nil) in respect of entitlements accrued in the two years to 31 March 2004. (Robert Bowden retired from the FURBS scheme in the year to 31 March 2004 and so has accrued no further entitlements since then).

Non-executive directors do not participate in any Company sponsored pension arrangement.

Since the Directors' Remuneration Report Regulations 2002 came into force, company accounts are subject to two sets of disclosure requirements in relation to directors' pensions rather than one. The extended Companies Act 1985 requirements have to be observed in addition to, not in place of, the current UK Listing Authority requirements. The requirements differ slightly and these Regulations are expected to remain in force for the time being. The tables shown below provide the details of directors' pensions necessary to satisfy the two sets of requirements.

Companies Act 1985 Disclosure Requirements

The British Land Group of Companies Pension Scheme	Age at year end	Additional pension earned during the year £ pa	Accrued pension entitlement at year end £ pa	Transfer value of accrued pension at start of year £	Transfer value of accrued pension at year end £	Increase in transfer value less director's contributions paid during the year* £
Nicholas Ritblat	43	18,600	127,500	1,005,100	1,265,600	260,500
Graham Roberts	46	3,700	11,100	79,300	126,900	47,600

The British Land Unapproved Retirement Benefits Plan (FURBS)	Age at year end	Increase in accrued FURBS lump sum entitlement during the year £	Total accrued FURBS lump sum entitlement at year end £	Transfer value of accrued FURBS lump sum at start of year £	Transfer value of accrued FURBS lump sum at year end £	Increase in transfer value less director's contributions paid during the year* £
Graham Roberts	46	144,000	358,300	108,900	235,800	126,900

UK Listing Authority Disclosure Requirements

	Age at year end	Increase in accrued pension during the year (in excess of inflation) £ pa	Total accrued pension entitlement at year end £ pa	Transfer value of additional pension earned less director's contributions paid during the year* £	Increase in accrued FURBS lump sum entitlement during the year (in excess of inflation) £	Total accrued FURBS lump sum entitlement at year end £	Transfer value of additional FURBS lump sum earned less director's contributions paid during the year* £	Premiums paid in respect of life cover £
Nicholas Ritblat	43	15,300	127,500	151,900	–	–	–	1,740
Graham Roberts	46	3,400	11,100	39,000	144,000	358,300	80,300	4,684

* see note (3b)

Notes

1 The total accrued annual pension and FURBS lump sum entitlement shown are those that would be paid on retirement at age 60 based on service to the end of the year.

2 Members of the Scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

3 The following is additional information relating to directors' pensions for those included in the above table:

Tax-approved Scheme

a Normal retirement age for pension arrangements is age 60.

b Members of the Scheme were not required to pay contributions during the year.

c Retirement may take place at any age after 50 subject to the consent of both the Company and the Trustees of the Scheme. Pensions are reduced to allow for their earlier payment.

d On death in service, the Scheme provides a capital sum equal to four times salary and a spouse's pension of two-thirds of the member's prospective pension at age 60. If a member is entitled to a deferred pension, a spouse's pension of two-thirds of the member's accrued pension is payable on death before or after retirement. These pensions are paid throughout the spouse's lifetime or until the youngest child reaches age 18 (or age 23 if in full time education), if later.

e Pensions are guaranteed to increase each year in line with the increase in the Retail Prices Index (RPI) subject to a maximum of 5%. The Trustees may grant additional discretionary increases subject to the consent of the Company. Statutory increases apply to pensions during deferment.

f The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. The mortality assumptions used were revised during the year to 31 March 2005. The financial assumptions used to calculate the transfer value of benefits from the FURBS have also been revised.

g Transfer value calculations allow for discretionary pension increases such that, in aggregate, pension increases in line with increases in the RPI are valued.

FURBS

a Normal retirement age for pension arrangements is age 60.

b Retirement may take place at any age after 50 subject to the Company's consent. Benefits are reduced to allow for their earlier payment.

c On death in service, top up lump sums are provided so that, in aggregate, the beneficiary receives broadly the same value of benefits (net of tax) as if the earnings cap did not apply. On death in deferment, if a spouse's or dependant's pension is payable from the tax-approved scheme a lump sum of two-thirds of the member's accrued lump sum is also payable.

d In deferment accrued lump sums are increased in line with statutory increases on pensions in deferment.

This report was approved by the Board on 24 May 2005.



Sir Derek Higgs Chairman of the Remuneration Committee

Corporate Governance

Statement of compliance with the Code of Best Practice

The Company has, except where otherwise explained, complied throughout the year with the Provisions of the Code of Best Practice and the Principles of Good Governance set out in section 1 of the Combined Code.

Board effectiveness

The directors listed on page 55 constituted the Board throughout the year, except that Stephen Hester was appointed to the Board on 12 November 2004. The Board is responsible for the strategy and effective control and management of the Group. There is a written division of responsibilities at the head of the Company between the Chairman and Chief Executive, which has been approved by the Board. There is a formal schedule of matters specifically reserved for Board approval, which includes approval of the annual and interim accounts, the approval of authority levels below the Board and material acquisitions, disposals and financing arrangements. The Board delegates authority to the Approvals Committee of the Board, which consists of the executive directors of the Company, in respect of certain transactions within defined, limited parameters. The Board has a regular schedule of meetings together with further meetings as required by the ongoing business of the Company. The executive directors meet weekly as the Executive Committee, chaired by the Chief Executive, to deal with the ongoing management of the Group.

The Chairman of the Board and individual directors meet regularly, outside formal Board meetings, as part of each director's continuing contribution to delivery of the Company's strategy and superior returns for shareholders. This process also allows for open two-way discussion about the effectiveness of the Board, its committees and individual directors, both executive and non-executive. By this means the Chairman is continuously aware of the views of individual directors and can act as necessary to deal with any issues relating to Board effectiveness before they can become a risk to the Company.

There is a strong and independent non-executive element on the Board as shown by the details of directors on page 55.

Committees of the Board

The Board has established Audit, Remuneration and Nomination Committees which operate within defined terms of reference, which are made available on the Company's website www.britishland.com, and their minutes are circulated to the Board.

Attendance at Board or Committee meetings during the year to 31 March 2005
(where '–' is shown, the Director listed is not a member of the Committee)

Name	Board	Nomination Committee	Audit Committee	Remuneration Committee
John Ritblat	6	1	–	–
Sir Derek Higgs	5	1	–	4
Stephen Hester*	2	–	–	–
John Weston Smith	6	1	–	–
Nicholas Ritblat	5	–	–	–
Michael Cassidy	6	1	–	–
Robert Bowden	5	–	–	–
Robert Swannell	6	1	–	–
Lord Burns	5	0	3	3
Graham Roberts	6	–	–	–
Dr Christopher Gibson-Smith	4	1	2	3
David Michels	5	1	2	3
No. of meetings during the year	**6**	**1**	**3**	**4**

*Two meetings held since appointment to Board on 12 November 2004.

The Audit and Remuneration Committees are entirely composed of independent non-executive directors. Sir Derek Higgs is Deputy Chairman and Chairman of the Remuneration Committee. Dr Christopher Gibson-Smith is the Senior Independent Non-Executive Director. Lord Burns is Chairman of the Audit Committee.

Nomination Committee

The Nomination Committee's responsibilities include making recommendations to the Board on all new Board appointments and succession planning. It consists of the six non-executive directors together with John Ritblat and John Weston Smith. Dr Christopher Gibson-Smith is Chairman of the Nomination Committee.

During the year the Nomination Committee concluded an extensive search, with the help of consultants Whitehead Mann, to select a new Chief Executive. In consequence, Stephen Hester joined the Company as Chief Executive on 12 November 2004.

Rotation of directors

Under the Articles of Association of the Company, each director retires at the third annual general meeting after the general meeting at which he was last elected.

Non-executive directors

The Board considers that Sir Derek Higgs, Michael Cassidy, Robert Swannell, Lord Burns, David Michels and Dr Christopher Gibson-Smith are independent non-executive directors. In making this determination the Board has considered whether each director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the director's judgement. The Board believes that it is evident from consideration of the non-executive directors' biographies detailed on page 55 that they are of the integrity and stature to perform their roles of independent non-executive directors.

The Board has considered Sir Derek Higgs' positions at UBS Investment Bank and Jones Lang LaSalle and noted that i) these are not executive positions: he is a non-executive director at British Land and Jones Lang LaSalle and at UBS Investment Bank is a part-time non-executive adviser; ii) Sir Derek declares an interest and is not involved at either Jones Lang LaSalle or UBS Investment Bank in the decision-making process regarding Jones Lang LaSalle or UBS Investment Bank's services to British Land, nor does he participate in any such discussions at British Land; and iii) the fees paid by British Land to UBS Investment Bank and Jones Lang LaSalle are immaterial in size, amounting in each case to considerably less than 1% of British Land's turnover.

The Board has also considered Dr Christopher Gibson-Smith's non-executive directorship of Lloyds TSB (from which he retired in May 2005) and noted that: i) these are not executive positions: he is a non-executive director at British Land and was a non-executive director at Lloyds TSB; ii) Dr Christopher Gibson-Smith declared an interest and was not involved at Lloyds TSB in the decision-making process regarding Lloyds TSB's relationship with British Land, nor did he participate in any such discussions at British Land; and iii) the fees paid by British Land to Lloyds TSB are immaterial in size, amounting to considerably less than 1% of British Land's turnover.

Notwithstanding that Michael Cassidy has served on the Board for nine years, the Board does not consider that, given his integrity and stature, this affects his independence. Michael Cassidy is proposed for a one year re-election by shareholders, having been re-elected previously at the Annual General Meeting in 2002. His details are set out on page 55.

The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office and at the Annual General Meeting.

BL Board performance evaluation

In 2005, a formal Board Performance Appraisal process has been introduced with each director giving detailed input, the results of which are considered by the Chairman, Senior Independent Non-Executive Director and Board as appropriate and relevant consequential changes made.

The Senior Independent Non-Executive Director discusses the performance of the Chairman with other directors annually, or more frequently as necessary.

Remuneration policy and Committee

Details of the Group remuneration policy are set out in the Remuneration Report on pages 58 to 63.

Investor Relations

The directors place considerable importance on maintaining open and clear communication with investors. The Company's Investor Relations department is dedicated to facilitating communication with shareholders. The Company has an ongoing programme of dialogue and meetings between the executive directors and its shareholders, where a wide range of relevant issues including strategy, performance, the market, management and governance are discussed within the constraints of the information already known to the market. In addition, the Company undertakes regular roadshows to the US, Scotland and the Netherlands and participates in sector conferences.

The directors consider it is important to understand the views of shareholders, and at each scheduled Board meeting the directors receive a written report of the issues which have been raised with management. Meetings are also held between shareholders and the Senior Independent Non-Executive Director and other non-executive directors, and the Company facilitates such meetings on request.

During the course of a year, shareholders are kept informed of the progress of the Company through results statements and other announcements that are released through the London Stock Exchange and other news services. Company announcements and presentations are made available simultaneously on our website, affording all shareholders full access to material information. Shareholders can also raise questions directly with the Company at any time through a facility on the website.

Additionally there is an opportunity at the Annual General Meeting (AGM) for individual shareholders to question the Chairman and the Chairmen of the Audit, Remuneration and Nomination Committees. At the meeting, the Company complies with the Combined Code as it relates to voting, including votes withheld, the separation of resolutions, the attendance of committee chairmen and voting by poll. The Annual Report & Accounts and Notice of Meeting are sent to shareholders at least 20 working days prior to the AGM. The voting results are announced to the London Stock Exchange and are available on the website and on request. In July 2004, all AGM resolutions were passed on a poll and were approved by substantial majorities in excess of 97% in each case.

Going concern

After making enquiries and examining major areas which could give rise to significant financial exposure the directors are satisfied that no material or significant exposures exist, other than as reflected in these financial statements, and that the Group has adequate resources to continue its operations for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Statement of directors' responsibilities

The directors are required to prepare financial statements which comply with the Companies Act 1985 on a going concern basis (unless inappropriate) and which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for ensuring that proper and adequate accounting records have been maintained and that reasonable procedures have been followed for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

The directors are also responsible for the Group's system of internal controls, which is designed to meet the Group's particular needs and the risks to which it is exposed.

Auditors and valuers

The Audit Committee meets with the auditors and valuers to discuss with them the scope and conclusions of their work. The Committee is specifically charged under its terms of reference with considering matters relating to the audit appointment, the independence and objectivity of the auditors, and reviewing the results and effectiveness of the audit.

With respect to other services provided by the auditors the following framework is in place:

- Audit related services – the auditors are one of a number of firms providing audit-related services, which include formal reporting relating to borrowings, shareholder and other circulars and various other regulatory reports and work in respect of acquisition and disposals. Where they must carry out the work because of their office or are best placed to do so, the auditors are selected. In other circumstances the selection depends on which firm is best suited;
- Tax advisory – the auditors are one of a number of firms that provide tax advisory services, including the preparation and submission of tax returns. The selection depends on who is best suited in the circumstances;
- General consulting – the auditors do not provide general consultancy services except in rare circumstances, and then only after consideration that they are best placed to provide the service and that their independence and objectivity would not be compromised.

An analysis of fees paid to the auditors is set out on page 85.

The Board is pleased to announce the appointment of Knight Frank in succession to Atisreal as principal valuers to the Group. Knight Frank will report for the first time on the September 2005 valuation.

Atisreal have been valuers to the Group for some 20 years and the Board is grateful for their diligent and professional approach throughout that period. The Board felt a change appropriate after such a long period and in response to trends in good governance.

The Board has also decided to introduce quarterly financial reporting including valuations with effect from December 2005 so as to provide shareholders with a more regular update on its portfolio performance.

The arrangements with auditors and valuers have been approved by the Audit Committee and are regularly reviewed in the light of changing requirements and best practice.

Business Opportunity and Risk Management

Business strategy
British Land's strategy seeks to achieve long-term growth in shareholder value by:
- focusing on prime assets in the office and retail sectors;
- creating exceptional long-term investments with strong covenants, long lease profiles and growth potential;
- enhancing property returns through active management and development; and
- maximising equity returns through optimal financing and joint ventures.

The key to high returns is flexibility, both in terms of business organisation and financing to take advantage of shifts in the property market.

Risks and rewards
The Company generates profits for shareholders through long-term investment decisions relating to both income and capital growth. These decisions include exploiting opportunities arising out of natural market volatility with respect to supply and demand imbalances in the following core areas:
- demand for space from occupiers against available supply (including new developments);
- differential pricing for premium locations and buildings;
- alternative use for buildings (particularly redevelopment);
- demand for returns from investors in property, compared to other asset classes;
- price differentials for capital to finance the business;
- legislative initiatives, including planning consents and taxation (such as the Government's consultation on introducing a tax transparent property vehicle (REIT) in the UK);
- economic cycles, including their impact on tenant covenant quality, interest rates and inflation; and
- mis-pricing of property assets by the equity markets (for example, share buy-backs or opportunistic investments).

These opportunities can also represent risks. Demand for property and the ability of tenants to pay rent can be affected by general economic conditions at both a macro and local level. Excessive levels of supply of property can also lead to falling rental levels. Rising interest rates may impact the security of the tenant base, lower development margins significantly and reduce investment appetite. Property values are also affected by changes in planning, taxes, technology and lease structures. Interest rates, bond yields and the relative attractions of other asset classes also impact property values. These risks in the UK property sector can be amplified by development exposure and gearing.

Internal control
The Company's management structure and internal control environment are influenced by British Land's nature as an entrepreneurial property Company. As such it is a capital rather than people intensive business with assets under management of £13.9 billion, managed by a Group executive of approximately 60 people. Entrepreneurial success requires speed of action to catch the moment in the markets – to buy or sell property, to raise funds on the best terms.

The directors are responsible for the maintenance of a sound system of internal control. The Board continues to apply the internal control provisions of the Combined Code through a continuous process for identifying, evaluating and managing the significant risks the Group faces. The process has been in place throughout the year from the start of the year to the date of approval of this report and is in accordance with Internal Control: Guidance for Directors on the Combined Code published in September 1999. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Group applies two fundamental control principles:
- a defined schedule of matters reserved for decision by the Board; and
- a detailed authorisation process which ensures that no commitments are entered into without competent and proper authorisation by more than one approved executive.

In compliance with the provisions of the Combined Code, the Board continuously reviews the effectiveness of the Group's system of internal control. The key risks that the Group faces and features of the internal control system that operated throughout the period covered by the accounts are described below:

Identification and evaluation of commercial risks and related control objectives
British Land has undertaken a comprehensive risk assessment, which has identified over 50 individual risks that affect the Group. The responsibility for management of each key risk has been clearly identified and delegated by the Board to specific executive directors and senior executives within the Group. The executive directors have close involvement with the day-to-day operational matters of the Group. In addition to the main Board of directors, there are operational boards which are responsible for specific areas of the Group's activities.

These include:

- Group management and operations;
- management of property assets;
- management of development activities; and
- financing activities.

The Board and the operational boards consider the risk implications of business decisions. These include matters such as new treasury products and major transactions. The control environment is supported by the various committees of the Board and the operational boards, including the Audit Committee, the Corporate Responsibility Committee and the Derivatives Committee. The way each risk is managed within the Group is considered at least annually by the executive directors and the Audit Committee. The Group re-assesses these risks on a regular basis to ensure that any risks arising from changes in the Group's operations or the external environment are identified and appropriately managed. The detailed individual risks have been categorised into the following areas:

- property investment and management;
- property development;
- taxation;
- management; and
- financing.

In order to provide relevant and timely information to the executives with responsibility for managing risks, the Group has the following key information systems which generate reports as follows:

- a management reporting system which includes regular working capital reports and forecasts;
- operational reporting on property purchases, sales and portfolio management; and
- regular reporting to the Board on financial and treasury matters.

The nature of the specific risk areas and related controls are as follows:

Property investment and management risk

Principal risk

Property values may decline and returns not be optimised; uneconomic investments may be made or under-performing properties retained; significant tenant defaults may reduce income and property values; and property insurance may be inadequate.

Principal control

These include regular reviews of current and future market potential; reviews of each individual property at least twice a year including internal and external assessments, considering current and future values and yield prospects as the basis of sell or hold decisions; benchmarking portfolio performance against peer groups using IPD statistics; consideration of tenant mix covenant strength across the portfolio; and reviewing insurance cover.

Property development risk

Principal risk

Letting risk for speculative developments; construction cost and time overruns; adverse changes in planning and/or planning policy which may cause delay and affect profitability.

Principal control

These include limiting the amount of speculative development; assessing letting potential and prospective profitability of developments prior to commencement of construction; on-going assessment of development expenditure by quantity surveyors with regular comparisons of costs against budget; and ensuring executives are kept up to date with planning policies.

Taxation risk

Principal risk

The Group is exposed to financial risks from increases in tax rates and changes to the basis of taxation including corporation tax, VAT and SDLT.

Principal control

These include regular monitoring of legislative proposals and participation in discussions with Government directly and through trade bodies to understand and, if possible, mitigate the impact of changes and the engagement of experienced executives and professional advice.

Management risk

Principal risk

The Group is reliant on its small, high calibre team of executives.

Principal control

These include the assurance that knowledge of all processes and projects is shared by at least two employees; that the Group recruits and develops high-calibre employees; and that the Board considers succession-planning issues.

Financing risk

Financing policy and risk management are dealt with in the next section.

Monitoring

The Audit Committee meets regularly throughout the year and has reviewed the Group's internal controls. The Audit Committee has agreed a schedule of internal audit reviews of various of the Group's processes and controls to be undertaken, and has reviewed the results of those reviews already completed. The Head of Internal Audit reports directly to the Audit Committee.

Financing Policy and Risk Management

Objectives

The aim of British Land's financing policy is to fund the Group to service its evolving corporate strategy and needs, and provide the flexibility to take advantage of opportunities as they arise. The principal objectives are to ensure that:

- significant committed undrawn facilities are available to support current and future business requirements;
- the Group is financed over the long term with debt levels supported by recurring, committed income;
- the Group's cost of capital is minimised; and
- the Group maintains a prudent financial position by active management of financial risks, including interest rate, liquidity and counter party risks.

Financing policy

Through a mix of debt and equity finance, together with a wide variety of debt sources, the Group aims to minimise its cost of capital, consistent with its other strategy aims (as outlined above). Most joint ventures have their own financing (see pages 92 to 95), which is entirely independent of the Group's financing. The Group's financing policy is to leverage equity returns through strategic gearing, and at the same time maintain a defensive debt structure. The mortgage ratio is targeted in the range of 45 – 55% subject to the Board's view of the property market, the future growth prospects of British Land's portfolio and recurring cash flows.

Liability management

Liability management is not a profit centre and no speculative transactions are undertaken. The Group's debt and derivative positions are continuously reviewed to meet current and expected debt requirements.

The Group maintains a balance between longer-term and shorter-term financings. The latter provide flexibility of repayment at no penalty. Acquisitions are often funded initially by shorter-term credit facilities and then refinanced with longer-term funding when market conditions are favourable. Short-term financing is principally raised through bilateral and syndicated revolving bank facilities, which can be repaid at will without penalty and redrawn again when the need arises. All bank facilities are unsecured and on standard terms to maintain operational flexibility. Medium to longer-term financing comprises public and private bond issues, including convertibles and securitisations. British Land's property portfolio is well placed to take advantage of new asset-specific and cash-flow financing structures. Financing risk is spread by using a range of banks and a variety of types of finance. The maturity profile of debt is managed by spreading the repayment dates and extending and expanding bank facilities.

Interest rate management

The Group borrows principally in Sterling at both fixed and floating rates of interest, then uses derivatives to generate the desired interest rate profile and to control the Group's exposure to interest rate fluctuations. The proportion of debt held at variable interest rates is varied as new transactions (whether corporate, direct property or financing) emerge, to rebalance the overall mix. Normally, the Group maintains around 85% of debt (subject to a 5% tolerance either side) at fixed or capped rates to provide long-term protection. The time horizon for this policy is a rolling 3 to 5 years. The use of derivatives is managed and monitored by the Board of British Land Financing Limited and its Derivative Sub-Committee, which includes five executive directors, and also retains a specialist external firm of consultants. The Group's credit exposure to each derivative counterparty is monitored on a regular basis, as are external credit ratings.

Foreign currency management

To manage the impact of foreign exchange movements, when the Group borrows in currencies other than Sterling, principally Euros, it uses cross-currency swaps to match foreign currency assets with foreign currency liabilities.

When attractive terms are available to do so, the Group borrows in freely available currencies other than Sterling. The Group fully hedges its foreign currency risk on such borrowings through derivatives. The Group's policy is to have no material unhedged net assets or liabilities denominated in foreign currencies.

Liquidity and cash management

The Group maintains a high level of undrawn revolving bank facilities to provide financial liquidity. The property portfolio is stringently reviewed to identify appropriate properties for sale, with a view to converting non-cash assets into cash if required. Deposits are placed to optimise the rate of return, subject to the creditworthiness of the counterparty.

Profit and loss account and balance sheet management

The Group monitors the current and projected financial position using several key internally generated reports: cash flow, borrowing, debt maturity and derivatives schedules. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions and movement in interest rates on the key balance sheet, liquidity and profitability ratios.



The National Trust for Scotland is the leading conservation charity responsible for the protection and promotion of Scotland's natural and cultural heritage, for present and future generations to enjoy.

Trim, style and set *Head gardener Philip Deakin meticulously clips the magnificent 17th century yew trees at Malleny Garden near Edinburgh. Like many other historic places in Scotland, the property was bequeathed to the Trust's care by its former owner.*



Corporate Responsibility – Benefits, Risks and Controls


financial year
meter status
Completed
2003-2004
Resource Use
utility
electricity
gas & oil
method
kWh
kWh
Corporate Responsibility Report 2004
The British Land Company PLC

Corporate responsibility benefits

The British Land Board takes regular account of the significance of social, environmental and ethical matters to the business of the Company. Corporate Responsibility (CR) brings real benefits to the business. It builds relationships with stakeholders, improves the Company's reputation with analysts, the media, investors, lenders, employees, local communities and tenants, and helps to reduce risk.

Corporate responsibility risks

The Board has identified and assessed the significant risks to the Company's short and long-term value arising from CR matters and is ensuring that the Company takes the opportunities to enhance value that arise from appropriate actions. The Board is informed on these activities and CR matters are covered in the training of directors. The detailed paragraphs which follow describe effective systems in place for managing significant risks, opportunities, and performance management systems, more fully reported in the Company's separate Corporate Responsibility Report 2004. In reviewing remuneration for individuals dealing with these matters, their personal CR performance is a factor.

The Company is in compliance with its current policies and procedures for managing CR risks and is constantly moving forward by setting new targets for attainment in the future. Progress in the past year, as reported in the 2004 CR report, has been subjected to independent professional review by the Ashridge Centre for Business and Society as the Company felt it appropriate to have an objective, external assessment of what it is doing. The entire spectrum of risks perceived as applying to British Land is subject to regular review by the Board.

Corporate responsibility initiatives play a major role in the way British Land manages risks to its business. Members of the senior management team and Board take direct responsibility for and manage each area of CR risk.

Resource use

Principal risk

Sustainable buildings which use resources efficiently in their design, construction and occupation bring obvious business benefits in terms of the Company's cost management. Energy efficient buildings are also attractive to tenants. Moreover, with the introduction of energy labelling of buildings to enforce the EU Building Energy Performance Directive in January 2006, the costs associated with the energy performance of buildings will become more transparent.

Principal control

Property development

British Land launched its Sustainability Brief in November 2004. The Brief outlines the process for setting sustainability objectives and targets at the design and construction stages of developments. This process ensures options for sources of energy and minimizing energy use are considered from the outset. At 51 Lime Street, in the City of London, currently being built, objectives set include designing the building with carbon targets 5% better than Part L requirements, and incorporating optimised lighting controls.

The Brief can be downloaded from the British Land website, www.britishland.com

Property management

British Land has been working with the Carbon Trust to establish energy benchmarks for all multi-let properties' common areas, with targets being set to reduce energy consumption. Managing agents input resource consumption data on-line to aid the benchmarking process using the Company's own, in-house created, Resources Website.

Waste disposal and recycling

Principal risk

Risks associated with waste include; prosecutions as a result of legal non-compliance, increased costs of landfill tax and efficient use of space. Compacting waste can save space which is often at a premium in – for example – shopping centres.

Principal control

The Company employs reliable contractors and legal waste requirements are written into contracts. The Company has also prepared waste management plans to encourage recycling initiatives and reduce costs. At Meadowhall Shopping Centre in Sheffield no waste is now sent to landfill. This type of good practice is shared by Eastgate Shopping Centre and Broadgate and is being extended across the portfolio.

Biodiversity

Principal risk

The protection and enhancement of animal and plant habitats associated with development projects and investment properties in managing reputation risk.

Principal control

A biodiversity programme has been developed to increase the ecological value of sites and guide teams working on development projects. The Sustainability Brief's process ensures that biodiversity is fully considered. Biodiversity Action Plans have been developed for Teesside Retail Park and Regent's Place.



"The nature trail is easy to get to from the Retail Park and is increasingly popular with visitors and staff. It's great to see people enjoying the natural environment as part of their shopping trip or working day."

Mick Clarke Teesside Retail Park/Groundwork Trust with Keith Matthews, Stockton Borough Council

Supply chain and procurement

Principal risk

Unethical acts by suppliers could affect the Company's reputation.

Principal control

A Head Office working group is developing a process for assessing suppliers and working with them to reduce risks. The working group will be concentrating on first tier suppliers and defining the risk associated with the goods and services which are purchased.

Health and safety

Principal risk

Risk of injury to contractors, staff or other individuals on our sites and investment properties.

Principal control

All development contractors and managing agents are required to provide policy and procedures of health and safety management and to report on incidents to British Land. Safe working practices are designed to ensure that employees, tenants and the general public are not harmed by the Company's activities. All staff receive a copy of the Company's Health and Safety procedures in the Staff Handbook together with training.

Community

Principal risk

Risk of lack of inadequate consultation or relationship with neighbouring communities can cause delay in the development planning process and affect property values.

Principal control

Community consultation is carried out at the early stages of design and continues throughout the project. As a part of the Lower Don Valley Masterplanning project in Sheffield, early consultations with local groups and residents gave insight into the processes and events that shaped the area, and into identifying its future prospects.

Land contamination

Principal risk

Risk of inadequate remediation of contaminated land.

Principal control

Environmental studies are carried out before buying new properties and before undertaking developments. At Theale, a former gravel pit, partially backfilled with waste from the railway industry, remediation for appropriate use was achieved on site, by combining soil remediation and groundwater pump and treat methods.

British Land's latest Corporate Responsibility Report, which has full details of British Land's corporate responsibility activities in 2004, has been widely circulated, and copies are available from:

Claudine Blamey
Corporate Responsibility Executive
Tel: +44 (0)20 7467 3455
Fax: +44 (0)20 7467 2869
claudine.blamey@britishland.com

The Report is also available on the British Land website www.britishland.com

Valuation Certificate

AtisReal

The Directors
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

Dear Sirs,

The British Land Company PLC
Valuation as at 31 March 2005

Basis of instructions

In accordance with the terms of our appointment as Independent Valuers to The British Land Company PLC, we have valued the freehold and leasehold properties detailed below, as at 31 March 2005, for balance sheet purposes and inclusion in your annual accounts. The properties are predominantly held for investment and in some instances held for development or in the course of development.

These valuations have been prepared in accordance with the 5th Edition of the RICS Appraisal and Valuation Standards published by the Royal Institution of Chartered Surveyors, (the "Red Book"). The extent of our investigations and the sources of information on which we have relied are as described in Section 4 – Valuation Procedures and Assumptions.

These valuations have been undertaken under the overall supervision of the undersigned.

Compliance and independence

In accordance with the latest RICS regulations we can confirm that:

- Graham Spoor has supervised the regular valuation of the British Land Main Fund portfolio since September 1999. Weatherall Green and Smith (now ATIS REAL Weatheralls) have been your valuers since 1985. Our policy is that, even though all valuations are assessed by the panel as described below, we will change the authorised signatory at least every seven years, as recommended by the Carsberg Committee and in the RICS response to this.
- As part of our Quality Assurance procedures all of the regular valuations we prepare, for any client, with a capital value of £10m or greater are subject to an independent review from a Valuation Director with no direct involvement in that valuation exercise.
- The total fees earned in our latest financial year from The British Land Company PLC and its joint venture partners amounted to substantially less than 5% of our Company turnover.
- We do not carry out any non-valuation fee earning work for British Land.

We can also confirm that we do not have any material interest in any of the properties and that we have undertaken these valuations in the capacity of Independent Valuers.

Valuation

Our valuations are prepared on the basis of Market Value. This is an internationally recognised basis and is defined as:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

We are of the opinion that the aggregate Market Value of your interests in these properties, as at 31 March 2005, is:

£10,801,693,948
(Ten billion, eight hundred and one million, six hundred and ninety three thousand, nine hundred and forty eight pounds)

In our full report the valuations are categorised as follows:

	Freehold	Long leasehold	Part freehold/ part leasehold	Short leasehold
A Held as investments	9,790,949,848	561,850,000	33,990,000	9,085,200
B Held for development	146,705,900	31,650,000		
C Owner occupied		32,575,000		
D In the course of development	194,888,000			
Total value	10,132,543,748	626,075,000	33,990,000	9,085,200

This aggregate figure makes no allowance for any effect that placing the whole portfolio on the market contemporaneously may have on the overall realisation. The Market Value of the portfolio sold as a single entity would not necessarily be the same as the aggregate figure reported.

Included within the aggregate are a number of negative values, amounting in total to minus £740,000 (seven hundred and forty thousand pounds). These have been deducted from the positive values to arrive at a net aggregate figure.

Certain properties are held on very long leases, approximately 999 years at fixed peppercorn or nominal rents. In calculating the apportionments between tenure types above, we have included these in the freehold category. Short leasehold properties are classified as having less than 50 years unexpired.

Property values may change significantly over a relatively short period. Consequently our valuations are only valid on the date of valuation.

Valuation procedure and assumptions

The properties were all inspected both internally and externally by us between March 2004 and March 2005. In preparing our valuations we have taken into account market trends in the locality and except where you have advised us to the contrary, or our other enquiries have alerted us to this, we have assumed that there has been no material change to any of the properties or their surroundings that might have a material effect on value, since the time of our inspections.

The valuations have all been prepared by qualified and experienced valuers and then, as part of our standard procedure, been considered and agreed by a panel of senior Directors in the Valuation Department.

Details of the nature and extent of the properties, the terms under which they are held, and of any sublettings, permitted uses and related matters, have been supplied by you or your managing agents. Where possible this information has been confirmed at our inspections.

We have considered title documents in our possession or made available to us.

Unless stated in our individual reports and therefore reflected in our valuations, we have assumed the interests are not subject to any onerous restrictions, to the payment of any unusual outgoings or to any charges, or rights of way or easements.

We have relied upon information supplied by you relating to tenure and related matters and have not commissioned formal legal searches. We have therefore assumed the information provided to be accurate, up-to-date and complete.

As agreed, our valuations are based on measurements provided by you and carried out in accordance with The Royal Institution of Chartered Surveyors Code of Measuring Practice. In many cases the areas provided are as calculated following a rent review or letting and agreed between the agents involved. Where appropriate, these have been supplemented by our sample check measurements.

Our valuations are based on the assumption:

i That except for any defects specifically noted in our report, the property is in good condition.
ii That no construction materials have been used that are deleterious, or likely to give rise to structural defects.
iii That no hazardous materials are present.
iv That all relevant statutory requirements relating to use or construction have been complied with.
v That any services, together with any associated computer hardware and software, are fully operational and free from impending breakdown or malfunction.

We have, however, reflected the general condition noted during the course of our valuation inspections and any defects or hazards of which we became aware in the course of our investigations. Any matters that were considered material to the valuation are referred to in our reports.

Unless provided with information to the contrary our valuations assume:

i That the sites are physically capable of development or redevelopment, when appropriate, and that no special or unusual costs will be incurred in providing foundations and infrastructure.
ii That there are no archaeological remains on or under land which could adversely impact on value.
iii That the properties are not adversely affected by any form of pollution or contamination.
iv That there are no abnormal risks of flooding.

We have, however, commented on anything discovered during the course of our valuation enquiries that in our opinion might impact upon value.

We have made informal enquiries of the local planning and highway authorities and may have relied on information that is publicly published or available free of charge. Any information obtained is assumed to be correct. No local searches have been instigated. Except where stated to the contrary, we have assumed that there are no local authority planning or highway proposals that might involve the use of compulsory purchase powers or otherwise directly affect the property.

We have included in our valuations those items of plant and machinery normally considered to be part of the service installations to a building and which would normally pass with the property on a sale or letting. We have excluded all items of process plant and machinery and equipment, together with their special foundations and supports, furniture and furnishings, vehicles, stock and loose tools, and tenants' fixtures and fittings.

Although we have reflected our general understanding of a tenant's status in our valuation, we have made no detailed enquiries about the financial status of tenants. We assume that appropriate enquiries are made when leases were originally exchanged, or when consent was granted to any assignment or underletting.

For properties in the course of development, we have reflected the stage reached in construction and the costs remaining to be spent at the date of valuation. We have had regard to the contractual liabilities of the parties involved in the development and any cost estimates that have been prepared by the professional advisers to the project. For recently completed developments we have taken no account of any retentions, nor made allowance for any outstanding development costs, fees, or other expenditure for which there may be a liability.

General conditions

This report and our valuations have been prepared on the basis that there has been full disclosure of all relevant information and facts which may affect them.

This report is private and confidential and for the sole use of The British Land Company PLC for publication in its reports and accounts. It may not be disclosed to any third party without our prior written consent, nor published in any other document or circular, without our prior approval in writing as to the form and context in which it shall appear. In breach of this condition, no responsibility can be accepted to third parties for the comments or advice contained in this report.

Yours faithfully



Graham Spoor BSc (Hons) MBA MRICS
for and on behalf of Atisreal

Level 16, City Tower
40 Basinghall Street
London EC2V 5DE

15 April 2005

Atisreal UK
Norfolk House
31 St James's Square
London SW1Y 4JR

Dear Sirs,

Valuation as at 31 March 2005

I confirm our instructions for you to prepare the valuation at 31 March 2005 for inclusion in our Report and Accounts, of all the properties owned by The British Land Company PLC and its subsidiaries. This instruction excludes our overseas interests, which are to be valued as previously by Jones Lang LaSalle and CB Richard Ellis and our residential properties, which are to be valued by FPD Savills.

For this purpose, we will make available to you all the information you may require which we will update through to 31 March. We will also advise you of any transactions we are aware of that may have an impact on value.

Your valuation is to be undertaken in accordance with the 5th Edition of the Appraisal and Valuations Standards (The Red Book) published in 2003 by The Royal Institution of Chartered Surveyors. Your valuation is for a Regulated Purpose and you are to confirm that you have followed professional standards and procedures with regard to independence and quality assurance.

You will conduct appropriate inspections of each of the properties and measure, in those cases where you have not been provided with floor areas as agreed between the landlord and tenant at the time of rent review or the initial letting. In respect of planning, your surveyors will make their own enquiries of the various planning authorities. You will also refer to title reports and leases either in your possession or made available to you.

In accordance with established practice, you will attend meetings as required by the Company's auditors and the Audit Committee to discuss your work and conclusions.

Yours faithfully
For and on behalf of The British Land Company PLC



Michael I. Gunston FRICS
Chief Surveyor

2 February 2005

cabe

The Commission for Architecture and the Built Environment is the statutory body charged with inspiring people to demand more from their buildings and spaces. CABE's philosophy is that following best practice delivers enhanced economic and social value. As well as bringing positive benefits to the community, investment in quality architecture reduces the lifetime costs of buildings and improves their performance.

Like all our properties on the Broadgate Estate, 10 Exchange Square has a designed-in flexibility that ensures its fabric and services can readily be adapted and updated to meet the changing requirements of its tenants.

'We didn't find London come up to its likeness in the red bills – as it is there drawd too architectooralooral.' Charles Dickens *Great Expectations*



Report of the Directors

The directors submit their Report and Accounts for the year ended 31 March 2005.

Results and dividends

The results for the year are set out in the consolidated profit and loss account on page 80.

The directors recommend the payment of a final dividend of 10.9 pence per share payable on 19 August 2005 to ordinary shareholders on the register at the close of business on 22 July 2005.

Activities

The Group operates in the fields of property investment and development, finance and investment.

Review of business and prospects

Development of the Group's activities and its prospects are reviewed in the Chairman's Statement, Chief Executive's Statement and Operating and Financial Review on pages 6 to 29.

Properties

Changes in properties during the year and details of property valuations at 31 March 2005 are shown in note 12 to the financial statements on page 91.

Purchase of own shares

The Company was granted authority at the Annual General Meeting in 2004 to purchase its own shares up to a total aggregate value of 10% of the issued nominal capital. That authority expires at this year's Annual General Meeting and a resolution will be proposed for its renewal. The Company did not purchase any of its own shares during the year.

Directors' interests in contracts

Except as stated in note 28 on page 103, no contract existed during the year in relation to the Company's business in which any director was materially interested.

Directors' and officers' liability insurance

The Company purchases liability insurance covering the directors and officers of the Company and its subsidiaries.

Charitable donations

£92,487 (2004: £186,717) was donated during the year. No contributions were made for political purposes.

Reappointment of directors

The directors listed on page 55 constituted the Board during the year, except for Stephen Hester who was appointed a director on 12 November 2004. Following the performance appraisal process described on page 65, the Board has concluded that the retiring directors are effective, committed to their roles, and should continue in office.

Stephen Hester (Chief Executive) and Graham Roberts (Finance Director) offer themselves for re-election in accordance with the Articles.

John Weston Smith (aged 73) is Chief Operating Officer and Chairman of British Land Developments and of Broadgate Estates and offers himself for re-election until the next following Annual General Meeting.

John Ritblat (Chairman) will be aged 70 later this year, after which age he will require a further re-election in accordance with the Articles. He therefore offers himself for re-election until the following Annual General Meeting.

Michael Cassidy, whose extensive knowledge and experience of property matters have proved invaluable during his nine years as a non-executive director, offers himself for re-election until the next following Annual General Meeting.

Biographies can be found on page 55.

Share and loan capital

The issued share capital has been increased since 1 April 2004 by fully paid issues as follows:

		No. of ordinary shares of 25p
8 April 2004, 9 July 2004, 5 October 2004 and 17 January 2005	Shares in lieu of directors' fees	6,666
8 June 2004 to 10 December 2004	On exercise of options under the 1984 Share Option Scheme	165,107
25 June 2004 to 30 July 2004	Conversion of 6% Subordinated Irredeemable Convertible Bonds	29,999,800
1 September 2004 to 15 March 2005	On exercise of options under the Sharesave Scheme	135,755

Substantial interests

As at 24 May 2005 the Company had been notified of the following major interests in its issued ordinary share capital, disclosed to it in accordance with Sections 198 to 208 of the Companies Act 1985:

	No. of shares (m)	% of issued capital
FMR Corp and Fidelity International Limited	36.6	7.1
ABP Investments for Stichting Pensioenfonds ABP	24.3	4.7
Lloyds TSB Bank PLC	19.0	3.7
Legal and General Group PLC	16.2	3.1

Payments policy

In the absence of dispute, amounts due to trade and other suppliers are settled as expeditiously as possible within their terms of payment. As at 31 March 2005, there were 31 (2004: 28) suppliers' days outstanding.

Auditors

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors and a resolution concerning their remuneration will be proposed at the forthcoming Annual General Meeting.

Share Incentive Plan

All full-time and part-time directors and employees with more than 18 months' continuous service are eligible to participate in The British Land Share Incentive Plan ('SIP'), which is approved by the Inland Revenue under the terms of the Income Tax (Earnings and Pensions)

Act 2003. Under this Plan participants receive an annual grant of ordinary shares of 25p each ('Free Shares'), and are also able to participate in a monthly purchase of ordinary shares ('Partnership Shares'), which British Land matches on a 2:1 basis ('Matching Shares'). Dividends on these shares are re-invested as 'Dividend Shares'. Shares under this Plan are generally released to the individual after five years. 2,080 'Free Shares' were allocated to the executive directors in August 2004. The executive directors have also purchased 1,485 'Partnership Shares' and been awarded 2,970 'Matching Shares' and 165 'Dividend Shares' in the year to 31 March 2005. All these shares are included in the total number of shares in which the executive directors have a beneficial interest shown on page 60.

The SIP began in August 2003 and replaced The British Land Employee Share Scheme, which last allocated shares in August 2002. 131,416 ordinary shares are held by 161 participants under this scheme. 7,780 of these shares are held by the executive directors, and are included in the total number of shares in which the executive directors have a beneficial interest shown on page 60.

Sharesave Scheme

Under The British Land Sharesave Scheme, executive directors and employees who have served the Company for at least 18 months may be offered options to purchase shares, tied to a savings contract, over a three or five year period. Options are held by 209 employees and executive directors to purchase a total of 310,650 fully paid ordinary shares at prices of 359p, 377p, 383p, 399p, 443p, 472p and 648p per share, and normally exercisable during certain six month periods between 1 September 2005 and 31 August 2010. The options held by directors under this scheme are shown on page 61.

Long-Term Incentive Plan

The Long-Term Incentive Plan was approved by shareholders at the Annual General Meeting in 2003. Under the plan the Company awards either market value options and/or performance shares (which are similar to restricted shares) to executives and executive directors. These awards are subject to a prescribed performance condition (as detailed on page 59 in the Remuneration Report) on which the exercise of options and the vesting of performance shares is contingent.

Ninety-eight executives and executive directors have rights over 1,376,064 performance shares, which vest after three years (subject to performance conditions); they also hold options to purchase 4,128,238 ordinary shares at prices of 502p, 552p, 663p and 796p per share which are exercisable between 25 September 2006 and 28 November 2014. These options are exercisable not less than three years and not more than ten years after the date of grant. The interests of executive directors under this scheme are shown on page 62.

Share Option Scheme

Options are held by six executives and executive directors pursuant to The British Land Company PLC 1984 Share Option Scheme, which is approved under the terms of the Finance Act 1984, to purchase a total of 667,543 fully paid ordinary shares at a price of 394p per share and exercisable between 23 January 1999 and 22 January 2006. These options are exercisable not less than three years (five years in certain cases) and not more than ten years after the date of grant. As at 24 May 2005, options over 3,814,543 shares had been exercised by the above mentioned employees and executive directors. No further awards will be made under this scheme following the adoption of the new Long-Term Incentive Plan at the 2003 AGM. The options held by executive directors under this scheme are shown on page 61.

Restricted Share Plan

The Company's Restricted Share Plan, which was approved by shareholders at the Annual General Meeting in 1997, provides interests in the shares of the Company to executives and executive directors.

80 executives and executive directors of the Company have rights over 1,228,619 ordinary shares of the Company. The shares vest not earlier than three years after grant and only on attainment of a performance target, settled on advice from Hewitt Bacon & Woodrow, consulting actuaries, following consultation with the National Association of Pension Funds and the Association of British Insurers. Participants are entitled to receive dividends on their shares from the date of grant until vesting. No further awards will be made under this plan. The interests of directors under this scheme are shown on page 62.

Employment policy

The Group places emphasis on employee involvement and keeps employees informed through formal and informal briefings. The Company has well established all-employee share schemes which are described above.

There were no major changes in the Group's pension schemes during the year. In the United Kingdom separate pension fund reports are made available to members.

The Company maintains a policy of employing the best candidates available in every position, regardless of gender, ethnic group or background.

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicants concerned. In the event of members of staff becoming disabled, every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical to that of other employees.

Health and safety

The Board is committed to achieving the highest standards of care in its attention to health, safety and fire prevention. The Board requires safe working practices to ensure that employees, tenants and the general public are not harmed by the Company's activities.

This report was approved by the Board on 24 May 2005.



Anthony Braine
Secretary

Report of the Auditors

Deloitte.

Independent Auditors' Report to the Members of The British Land Company PLC

We have audited the financial statements of The British Land Company PLC for the year ended 31 March 2005 which comprise the profit and loss account, the balance sheets, the statement of total recognised gains and losses, the note of historical cost profit and losses, the reconciliation of movements in shareholders' funds, the cash flow statement, and the related notes 1 to 29. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the directors' remuneration report. Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors, London
24 May 2005



The National Trust is the largest conservation society in Europe, and the properties in its care range from stately homes to Birmingham back-to-backs, from mile after mile of unspoiled coastline to an abandoned weapons research station. Through opening its sites to the public, the Trust encourages awareness of the historic environment in all its extraordinary diversity.

Threading a fine line *The smallest detail of each National Trust property is carefully cherished. But even in the hands of a conservator as skilled as Fiona Hutton, fragile items such as this 18th century tapestry can demand months of concentrated effort.*



Consolidated Profit and Loss Account
for the year ended 31 March 2005

	Note	2005 £m	2004 £m
Gross rental income		**619.9**	565.6
Less share of joint ventures	13	**(73.4)**	(78.9)
Gross rental income – Group		**546.5**	486.7
Operating profit	2	**462.3**	421.8
Share of operating profits of joint ventures	13	**67.7**	67.5
Disposal of fixed assets – including amounts from joint ventures (note 13)	4	**23.8**	32.9
Profit on ordinary activities before interest		**553.8**	522.2
Net interest payable – including amounts from joint ventures (note 13)	5	**(352.0)**	(336.2)
Exceptional item	5	**(180.0)**	
Profit on ordinary activities before taxation		**21.8**	186.0
Taxation credit (charge)	10	**36.9**	(14.5)
Profit on ordinary activities after taxation		**58.7**	171.5
Ordinary dividends	11	**(83.9)**	(70.8)
Retained (loss) profit for the year		**(25.2)**	100.7

		Note	2005	2004
Basic earnings per share	– Basic	6	**11.5p**	35.1p
	– Diluted	6	**11.3p**	34.5p
Adjusted earnings per share*	– Basic	6	**39.7p**	37.0p
	– Diluted	6	**38.9p**	36.3p
Dividend per share		11	**15.7p**	14.5p

The results stated above relate to the continuing activities of the Group.

* Adjusted to exclude the capital allowance effects of FRS 19 and the post tax impact of the exceptional item disclosed in Note 5.

as at 31 March 2005

	Note	Consolidated 2005 £m	Consolidated 2004 £m	Parent 2005 £m	Parent 2004 £m
Fixed assets					
Investment properties	12	**10,981.8**	9,251.2		-
Investments in joint ventures:				**25.6**	80.4
Share of gross assets	13	**1,444.9**	1,299.8		
Share of gross liabilities	13	**(640.9)**	(641.6)		
		804.0	658.2	**25.6**	80.4
Other investments	15	**153.1**	17.2	**12,974.4**	9,477.8
Negative goodwill	16	**(18.1)**	(14.1)		
		11,920.8	9,912.5	**13,000.0**	9,558.2
Current assets					
Trading properties	12	**35.9**	41.6		
Debtors	18	**121.4**	67.8	**151.5**	74.8
Cash and deposits	17	**150.8**	173.7	**21.2**	59.4
Total current assets		**308.1**	283.1	**172.7**	134.2
Creditors due within one year	19	**(756.6)**	(869.9)	**(9,038.8)**	(6,365.8)
Net current liabilities		**(448.5)**	(586.8)	**(8,866.1)**	(6,231.6)
Total assets less current liabilities		**11,472.3**	9,325.7	**4,133.9**	3,326.6
Creditors due after one year	20	**(5,788.7)**	(4,406.3)	**(1,912.6)**	(1,193.5)
Convertible Bonds	17		(149.0)		(149.0)
Provisions for liabilities and charges	22	**(101.3)**	(101.1)	**(2.4)**	(0.4)
Pension (liability) asset	9	**(3.0)**	0.1	**(3.0)**	0.1
Net assets		**5,579.3**	4,669.4	**2,215.9**	1,983.8
Capital and reserves					
Called up share capital	24	**129.6**	122.0	**129.6**	122.0
Share premium	25	**1,251.9**	1,109.3	**1,251.9**	1,109.3
Capital redemption reserve	25	**8.1**	8.1	**8.1**	8.1
Other reserves	25	**(8.0)**	(6.1)	**(5.1)**	(3.3)
Revaluation reserve	25	**3,395.2**	2,615.2	**132.8**	106.9
Profit and loss account	25	**802.5**	820.9	**698.6**	640.8
Equity shareholders' funds		**5,579.3**	4,669.4	**2,215.9**	1,983.8

		Note	2005	2004
Adjusted Net Asset Value per share	– Basic	21	**1118p**	999p
	– Fully diluted	21	**1111p**	966p

(The adjusted Net Asset Value per share includes the external valuation surplus on development and trading properties but excludes the capital allowance effects of FRS 19.)



John Ritblat Chairman



Graham Roberts Finance Director

Approved by the Board on 24 May 2005

Other Consolidated Primary Statements
for the year ended 31 March 2005

	2005 £m	2004 £m
Statement of total recognised gains and losses		
Profit on ordinary activities after taxation	**58.7**	171.5
Unrealised surplus on revaluation:		
– investment properties	**586.9**	396.6
– joint ventures	**161.5**	65.3
– other investments	**43.1**	0.3
	791.5	462.2
Exchange movements on net investments	**(0.3)**	0.3
Taxation on realisation of prior year revaluations		(4.6)
Pension scheme movements (note 9)	**(2.7)**	(0.2)
Fair value adjustment on consolidation of former joint ventures		(8.3)
Total recognised gains and losses relating to the financial year	**847.2**	620.9

	2005 £m	2004 £m
Note of historical cost profits and losses		
Profit on ordinary activities before taxation	**21.8**	186.0
Realisation of prior year revaluations	**11.5**	72.2
Historical cost profit on ordinary activities before taxation	**33.3**	258.2
Taxation	**36.9**	(14.5)
Taxation on realisation of prior year revaluations		(4.6)
Ordinary dividends	**(83.9)**	(70.8)
Historical cost (loss) profit for the year retained after taxation and dividends	**(13.7)**	168.3

	2005 £m	2004 £m
Reconciliation of movements in shareholders' funds		
Profit on ordinary activities after taxation	**58.7**	171.5
Ordinary dividends	**(83.9)**	(70.8)
Retained (loss) profit for the year	**(25.2)**	100.7
Revaluation of investment properties and investments	**791.5**	462.2
Exchange movements on net investments	**(0.3)**	0.3
Taxation on realisation of prior year revaluations		(4.6)
Fair value adjustment on consolidation of former joint ventures		(8.3)
	766.0	550.3
Shares issued	**150.2**	1.7
Pension scheme movements	**(2.7)**	(0.2)
Purchase and cancellation of own shares		(5.0)
Purchase of ESOP shares	**(10.9)**	(6.7)
Adjustment for share and share option awards	**7.3**	6.0
Increase in shareholders' funds	**909.9**	546.1
Opening shareholders' funds	**4,669.4**	4,123.3
Closing shareholders' funds	**5,579.3**	4,669.4

Consolidated Cash Flow Statement
for the year ended 31 March 2005

	Note	2005 £m	2004 £m
Net cash inflow from operating activities	23	**462.2**	381.4
Dividends received from joint ventures		**15.8**	79.7
Returns on investments and servicing of finance			
Interest received		**9.8**	12.9
Interest paid		**(349.0)**	(301.5)
Dividends received			0.2
		(339.2)	(288.4)
Taxation			
UK corporation tax paid		**(10.0)**	(4.1)
Foreign tax paid		**(3.6)**	(5.5)
		(13.6)	(9.6)
Net cash inflow from operating activities and investments after finance charges and taxation		**125.2**	163.1
Capital expenditure and financial investment			
Purchase of investment properties and development expenditure		**(508.9)**	(316.9)
Purchase of investments		**(97.9)**	(10.8)
Sale of investment properties		**81.3**	171.3
Sale of investments		**3.7**	20.8
		(521.8)	(135.6)
Acquisitions and disposals			
Purchase of subsidiary companies*		**(41.0)**	(110.2)
Cash at bank acquired with interest in subsidiary companies		**4.9**	5.8
Investment in and loans to joint ventures		**(23.4)**	(34.8)
Sale of shares in and loans repaid by joint ventures		**54.8**	89.2
		(4.7)	(50.0)
Equity dividends paid		**(76.6)**	(67.0)
Net cash outflow before management of liquid resources and financing		**(477.9)**	(89.5)
Management of liquid resources			
(Increase) decrease in term deposits		**(18.6)**	11.9
Financing			
Issue of ordinary shares		**1.2**	1.7
Purchase and cancellation of own shares			(5.0)
Purchase of ESOP shares		**(10.9)**	(6.7)
Issue of Broadgate Estate securitised debt		**2,080.7**	
Redemption of Broadgate Funding PLC securitised debt		**(1,439.7)**	
Redemption of 135 Bishopsgate Financing Ltd securitised debt		**(138.4)**	
Repayment of debt acquired with subsidiary companies*		**(648.6)**	
Issue of Meadowhall Shopping Centre securitised debt			50.7
Issue of Sainsbury supermarkets securitised debt			84.0
Redemption of Broadgate Class D Unsecured Notes 2014			(73.5)
Increase in bank and other borrowings		**614.3**	73.4
		458.6	124.6
(Decrease) increase in cash	23	**(37.9)**	47.0

* Properties of £702.2m acquired through corporate structures.

Notes to the Financial Statements

1 Accounting policies

Introduction
A summary of the principal accounting policies is set out below. The policies have been applied consistently, in all material respects throughout the current and the previous year.

Accounting basis
The accounts are prepared in accordance with applicable United Kingdom accounting standards and under the historical cost convention as modified by the revaluation of investment properties and fixed asset investments.

Consolidation
The consolidated accounts include the accounts of the parent and all subsidiaries.

Subsidiaries or joint ventures acquired or disposed of during the year are included from the date of acquisition or to the date of disposal. In order to give a true and fair view the goodwill in relation to the consolidation of former joint ventures has been calculated in accordance with FRS 2 (see note 14). Accounting practices of subsidiaries and joint ventures which differ from Group accounting policies are adjusted on consolidation.

Negative goodwill attributable to discounts received in the purchase price of corporate acquisitions for contingencies, such as tax on unrealised gains on revalued property, is shown separately on the balance sheet and released to the profit and loss account when the related property is sold.

Joint ventures and other investments
Joint ventures are accounted for under the gross equity method, whereby the Group's balance sheet discloses the Group's share of the gross assets and gross liabilities of its joint ventures. The Group's share of joint venture operating profit, net interest payable and taxation are included at the relevant point in the Group profit and loss account.

Other fixed asset investments are stated at market value when listed and at directors' valuation when unlisted. Any surplus or deficit arising on revaluation is taken to the revaluation reserve, unless a deficit is expected to be permanent, in which case it is charged to the profit and loss account.

Properties
Investment properties, including freehold and long leasehold properties, are independently valued each year on an open market basis. Any surplus or deficit arising is transferred to the revaluation reserve, unless a deficit is expected to be permanent, in which case it is charged to the profit and loss account. The profit on disposal is based on book value.

In accordance with Statement of Standard Accounting Practice 19 no amortisation or depreciation is provided in respect of freehold or long leasehold properties. The directors consider that this accounting policy, which represents a departure from the statutory accounting rules, is necessary to provide a true and fair view. The financial effect of the departure from these rules cannot reasonably be quantified, as depreciation or amortisation is only one of the many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified. Where properties held for investment are appropriated to trading stock, they are transferred at market value.

Development properties are included in investment properties and stated at cost, except where the open market value falls below cost, when they are revalued to the lower amount. The revaluation deficit is transferred to the revaluation reserve unless it represents a clear consumption of economic benefits, in which case it is charged to the profit and loss account. The cost of properties in the course of development includes attributable interest and other outgoings having regard to the development potential of the property. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans. Interest is not capitalised where no development activity is taking place. A property ceases to be treated as a development on practical completion.

Trading properties are stated at the lower of cost and net realisable value. Disposals are recognised on completion; profits and losses arising are recognised through the profit and loss account. If properties held for trading are appropriated to investment, they are transferred at book value.

Debt instruments and interest rate derivatives
Debt instruments are stated at their net proceeds on issue. Issue costs are amortised to the profit and loss account over the life of the instrument and are included in interest payable.

Amounts payable or receivable under interest rate derivatives are matched with the interest payable on the debt which the derivatives hedge. In the course of the Group's investment and financing activity underlying debt may be retired or redeemed such that an interest rate derivative becomes surplus. In these circumstances the derivative is marked to market or closed out. Any deficit/surplus arising is charged/credited to the profit and loss account and included in net interest payable.

Parent company
In accordance with Section 230(3) of the Companies Act 1985 a separate profit and loss account for the parent is not presented.

Taxation
Corporation tax payable is provided on taxable profits at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

On disposal of an investment property the element of tax relating to the profit in the year is charged to the profit and loss account and the element relating to earlier revaluation surpluses is included in the statement of total recognised gains and losses.

Deferred tax assets and liabilities arise from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation.

Deferred tax is provided in respect of all timing differences that have originated, but not reversed, at the balance sheet date that may give rise to an obligation to pay more or less tax in the future. Deferred tax is not recognised when fixed assets are revalued unless, by the balance sheet date, there is a binding agreement to sell the revalued assets and the

1 Accounting policies (continued)

gain or loss expected to arise on sale has been recognised in the financial statements.

Deferred tax is measured on a non-discounted basis. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Net rental income

Rental income is recognised on an accruals basis, exclusive of service charge recoveries. Rent increases arising from rent reviews are taken into account when such reviews have been settled with tenants. Rental income from fixed and minimum guaranteed rent reviews is recognised on a straight line basis over the shorter of the entire lease term or the period to the first break option. Where a lease incentive does not enhance the property, it is amortised on a straight-line basis over the period from the date of lease commencement to the earlier of the first rent review to the prevailing market rent, the first break option, or the end of the lease term. On new leases with rent free periods, rental income is allocated evenly over the period from the date of lease commencement to the earlier of the first rent review to the prevailing market rate and the lease end date. Service charges and other recoveries are credited directly against relevant expenditure.

Employee costs

Defined benefit pension scheme assets are measured using fair values; pension scheme liabilities are measured using the projected unit method and discounted at the rate of return of a high quality corporate bond of equivalent term to the scheme liabilities. The net surplus or deficit is recognised in full in the consolidated balance sheets.

The current service cost and gains and losses on settlement and curtailments are charged to operating profit. Past service costs are recognised in the profit and loss account if the benefits have vested or, if they have not vested, over the period until vesting occurs. The interest cost and the expected return on assets are included as other finance income or interest payable. Actuarial gains and losses are recognised in the statement of total recognised gains and losses.

Contributions to the Group's defined contribution schemes are expensed on the basis of the contracted annual contribution.

Share-based incentives

In accordance with FRS 20 the fair value of equity-settled share-based payments to employees is determined at the date of grant and is expensed on a straight-line basis over the vesting period based on the Group's estimate of shares or options that will eventually vest. In the case of options granted, fair value is measured by a Black-Scholes pricing model. Further details are set out in note 8.

2 Operating profit

	2005 £m	2004 £m
Gross rental income	**546.5**	486.7
Service charge receivable	**47.1**	37.6
Total income	**593.6**	524.3
Rents payable	**(3.1)**	(3.7)
Other property outgoings	**(86.2)**	(70.3)
Net rental income	**504.3**	450.3
Profit on property trading (see below)	**0.6**	6.0
Other income	**6.2**	6.2
Administrative expenses	**(48.8)**	(40.7)
Operating profit	**462.3**	421.8

Profit on property trading

Sale proceeds	**6.6**	11.0
Cost of sales	**(6.0)**	(5.0)
Profit on property trading	**0.6**	6.0

Property derivatives

The surplus of £0.2m arising on the revaluation of property derivatives is included in other income (2004: £nil).

Turnover

The Group has only one significant class of business. Rental income and profits are derived from the Group's continuing operations, which are predominantly in the United Kingdom. Net rental income for the year from properties which, at the year end, were subject to a security interest or held by non recourse companies was £376.5m (2004: £347.0m).

In arriving at the operating profit the following items have been included:

Defined Benefit Pension:	Current service cost	2.7	2.1
	Past service cost	0.7	0.3
Amortisation of negative goodwill		(0.6)	(1.5)
Depreciation		0.8	0.6
Auditors' remuneration§		0.9	0.9
Auditors' remuneration for other services†		2.3	2.4

§ Auditors' remuneration comprised: Deloitte £0.7m (2004: £0.6m); other auditors £0.2m (2004: £0.3m). Audit fees in relation to the Company were £0.5m (2004: £0.4m).

† Payments to Deloitte for further assurance services £0.4m (2004: £0.4m). Payment to Deloitte for taxation services £1.3m (2004: £1.1m). Payments to other auditors: taxation services £0.5m (2004: £0.9m) and further assurance services £0.1m (2004: £nil).

3 Pro forma information based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It shows the results of the Group, with joint ventures consolidated on a proportional basis, with development and trading properties shown at external valuation and lease incentive and rent review debtors reclassified to investment properties, and after adding back the capital allowance effects of FRS 19.

	Note	2005 £m	2004 £m
Profit and loss account for the year ended 31 March 2005			
Gross rental income		**619.9**	565.6
Net rental income		**571.8**	523.0
Other income		**6.2**	6.2
Administrative expenses		**(51.2)**	(43.6)
Earnings before interest and property sales		**526.8**	485.6
Net interest payable	5	**(352.0)**	(336.2)
Underlying profit before taxation		**174.8**	149.4
Profit on property trading		**3.2**	3.7
Disposal of fixed assets	4	**23.8**	32.9
Exceptional item	5	**(180.0)**	
Profit on ordinary activities before taxation		**21.8**	186.0
Taxation credit (charge)	10	**36.9**	(14.5)
Adjustment for capital allowance effects of FRS 19	6	**17.3**	9.1
Profit on ordinary activities after taxation		**76.0**	180.6
Ordinary dividends	11	**(83.9)**	(70.8)
Retained (loss) profit for year		**(7.9)**	109.8

	Note	2005 £m	2004 £m
Balance sheet as at 31 March 2005			
Assets			
Total properties at valuation	12	**12,506.9**	10,639.4
Other investments	15	**153.1**	17.2
Negative goodwill		**(35.2)**	(33.3)
		12,624.8	10,623.3
Debtors and prepayments		**77.8**	49.8
Cash and deposits		**207.3**	211.7
		285.1	261.5
Creditors due within one year		**(877.1)**	(909.7)
Total assets less current liabilities		**12,032.8**	9,975.1
Creditors due after one year		**(6,258.5)**	(4,952.7)
Convertible bonds			(149.0)
Deferred taxation		**(108.3)**	(109.1)
Adjustment for capital allowance effects of FRS 19	10	**130.2**	112.9
Pension (liability) asset	9	**(3.0)**	0.1
Net assets	21	**5,793.2**	4,877.3
Equity shareholders' funds		**5,793.2**	4,877.3

4 Profit on the disposal of fixed assets

	2005 £m	2004 £m
British Land Group	**15.7**	25.5
Share of joint ventures (note 13)	**8.1**	7.4
	23.8	32.9

Included in the tax charge is a net charge of £2.2m (2004: £8.7m) attributable to property sales.

5 Net interest payable

		2005 £m	2004 £m
British Land Group			
Payable on:	Bank loans and overdrafts	**76.5**	52.2
	Other loans	**260.6**	263.7
		337.1	315.9
Deduct:	Development cost element	**(7.8)**	(13.3)
		329.3	302.6
Receivable on:	Deposits and securities	**(9.4)**	(6.7)
	Loans to joint ventures	**(3.2)**	(6.6)
Other finance (income) costs:	Expected return on pension scheme assets	**(2.7)**	(1.7)
	Interest on pension scheme liabilities	**2.5**	2.0
Total British Land Group		**316.5**	289.6

Interest on development expenditure is capitalised at a rate of 5.6% (2004: 4.7%).

Share of joint ventures		
Interest payable on shareholder loans	**3.2**	6.6
Other interest payable (net)	**32.3**	40.0
Total share of joint ventures (note 13)	**35.5**	46.6
Net interest payable	**352.0**	336.2

Exceptional item

On 2 March 2005 the Group incurred an exceptional charge of £180m whilst redeeming the securitised debt of Broadgate (Funding) PLC and 135 Bishopsgate Financing Limited. On the same day Broadgate Financing PLC issued £2,080m of new securitised debt in respect of the Broadgate Estate (see note 17). The pre tax exceptional item of £180m (post tax: £126m, after £54m tax credit), relates mainly to the difference between the redemption value and the carrying value of the redeemed debt.

6 Basic and diluted earnings per share

Basic and diluted earnings per share are calculated on the profit on ordinary activities after taxation and on the weighted average number of shares in issue during the year as shown below:

		2005		2004	
		Weighted average number of shares m	**Profit after taxation £m**	Weighted average number of shares m	Profit after taxation £m
Earnings per share	– Basic	**509.2**	**58.7**	488.1	171.5
	– Diluted	**519.2**	**58.7**	519.0	179.3
Adjusted earnings per share	– Basic	**509.2**	**202.0**	488.1	180.6
	– Diluted	**519.2**	**202.0**	519.0	188.4
Underlying earnings per share	– Basic	**509.2**	**178.0**	488.1	154.3
	– Diluted	**519.2**	**178.0**	519.0	162.1

The basic weighted average number of shares has changed as a result of the conversion on or before 30 July 2004 of the 6% Irredeemable Convertible Bonds.

Adjusted earnings per share are calculated by excluding the post tax profit adjustment of £17.3m (2004: £9.1m) which is the capital allowance effect of FRS 19 which is not expected to arise, as described in note 22, in addition to the post tax effect of £126m of the exceptional item described in note 5.

Underlying earnings per share is calculated by taking the underlying profit before taxation (disclosed in note 3) and adjusting for related taxation (2005: credit £3.2m; 2004: credit £4.9m).

7 Parent company's results

Profit on ordinary activities after taxation attributable to parent was £146.6m (2004: £275.8m).

8 Staff costs

Staff costs (including directors)		2005 £m	2004 £m
Wages and salaries		**23.0**	23.0
Social security costs		**3.2**	2.4
Pension costs		**3.7**	2.9
Equity-settled share-based payments	– Incentive schemes (RSP, SIP, LTIP, RAA, CISP)	**8.4**	7.0
	– Sharesave schemes (SAYE)	**0.1**	0.1
		38.4	35.4

The average number of employees of the Group during the year was 715 (2004: 713) of which some 540 (2004: 546) were employed directly at the Group's properties and their costs recharged to tenants.

The Group's equity-settled share-based payments comprise the Restricted Share Plan (RSP), the Long Term Incentive Plan (LTIP), the Share Incentive Plan (SIP), various Sharesave Plans and two recruitment schemes relating to the new Chief Executive, the Recruitment Award Agreement (RAA) and the Co-Investment Share Plan (CISP).

The RSP was used for the last time in June 2003. The Company expenses an estimate of how many shares are likely to vest based on the market price at the date of grant, taking account of expected performance against the net asset value per share growth target and the three year service period. Under the SIP the Company gives eligible employees free shares of up to £3,000 a year. They can also purchase partnership shares for up to £1,500 a year that are matched 2 for 1 by the Company. The free and matching shares are purchased at fair value in the market and expensed at time of allocation.

At the 2003 AGM the shareholders approved the LTIP whereby the Company may award employees a combination of performance shares and options. Both components have the same performance targets based on net asset value per share growth and a three year service period. Performance shares are valued at the market value at the date of the award. The options are valued using a Black-Scholes model adjusted for dividends according to the table below:

Long-Term Incentive Plan: 2004 awards	28 May	29 November
Share price at grant date	663p	796p
Exercise price	663p	796p
Option life in years (maximum 10)	7	5
Risk free rate	5.10%	4.50%
Expected volatility	30%	30%
Expected dividend yield	3.00%	2.00%
Value per option	194p	223p

For both LTIP components the Company estimates the number of shares or options likely to vest and expenses that value over the relevant period. Volatility has been estimated by taking the historical volatility in the Company's share price over a four year period and adjusting where there are known factors that may affect future volatility. Vesting estimates take account of the Company's high staff retention rate.

Under the Sharesave Plans eligible employees can save up to £250 a month over a three or five year period and use the savings to exercise an option granted at the outset at a 20% discount to the then prevailing share price. The fair value of the various options is expensed over the service period, based on a Black-Scholes model, assuming, for the grants during the current year, a risk-free rate of 4.50%, expected volatility of 30% and an expected dividend yield of 2.00%. The values per option for these schemes range from 259 pence to 294 pence. There are no performance measures. An estimated 5% of the three year options and 7% of the five year options are assumed to lapse as employees leave the Company prior to the minimum service period.

Awards under the RAA and CISP are valued at the fair value of the shares at the date of grant and expensed over one year for the RAA, three years for the CISP.

9 Pensions

The British Land Group of Companies Pension Scheme ("the scheme") is the principal pension scheme in the Group. It is a defined benefit scheme which is externally funded and which is not contracted out of SERPS. The assets of the scheme are held in a trustee-administered fund and kept separate from those of the Company. The Group has five other small pension schemes. The total pension cost charged for the year was £3.7m (2004: £2.9m).

A full actuarial valuation of the scheme was carried out at 31 March 2003 and updated to 31 March 2004 and to 31 March 2005 by consulting actuaries, Hewitt Bacon & Woodrow. The employer's contributions will be paid in the future at the rate recommended by the actuary of 38.5% pa of basic salaries. The major assumptions used for the actuarial valuation were:

	2005 % pa	2004 % pa	2003 % pa
Discount rate	**5.30**	5.50	5.50
Salary inflation	**5.10**	5.10	4.80
Pensions increase	**2.90**	2.90	2.50
Price inflation	**2.90**	2.90	2.60

The assets and liabilities of the scheme at 31 March 2005 and the expected return on assets over the following year were as follows:

	Expected return 2005/6 %	**£m**	Expected return 2004/5 %	£m	Expected return 2003/4 %	£m
Bonds	**4.5**	**19.1**	4.5	17.0	4.5	9.9
Equities	**7.0**	**31.4**	7.0	26.8	7.0	15.3
Other	**4.5**	**0.4**	4.0	0.6	4.0	3.0
Total assets		**50.9**		44.4		28.2
Liabilities		**(55.2)**		(44.3)		(36.8)
(Deficit) surplus in scheme		**(4.3)**		0.1		(8.6)
Related deferred tax asset		**1.3**				2.6
Net pension (liability) asset		**(3.0)**		0.1		(6.0)

The movement in the surplus (deficit) during the year is analysed below:

	2005 £m	2004 £m
Opening surplus (deficit) in the scheme	**0.1**	(8.6)
Current service cost	**(2.7)**	(2.1)
Past service cost	**(0.7)**	(0.3)
Employer contributions	**2.7**	11.7
Other finance income (cost)	**0.2**	(0.3)
Actuarial loss	**(3.9)**	(0.3)
Closing (deficit) surplus in the scheme	**(4.3)**	0.1

History of experience gains and losses	**2005 £m**	2004 £m	2003 £m
Difference between the expected and actual return on scheme assets:			
Amount	**2.4**	3.8	(4.4)
Percentage of scheme assets	**4.7%**	8.6%	15.5%
Experience gain and losses on scheme liabilities:			
Amount	**(1.0)**	0.8	(1.7)
Percentage of the present value of scheme liabilities	**1.8%**	1.9%	4.5%
Changes in assumptions underlying the present value of the scheme liabilities	**(5.3)**	(4.9)	(5.8)
Total actuarial loss recognised in the statement of total recognised gains and losses:			
Amount	**(3.9)**	(0.3)	(11.9)
Percentage of the present value of scheme liabilities	**7.1%**	0.8%	32.4%
Deferred taxation attributable to pension movements	**1.2**	0.1	3.6
Pension scheme movement for the year	**(2.7)**	(0.2)	(8.3)

10 Taxation

	2005 £m	2004 £m
Current tax		
UK corporation tax (30%)	**(2.5)**	13.4
Foreign tax	**2.1**	4.1
	(0.4)	17.5
Adjustments in respect of prior years	**(45.1)**	(17.9)
Total current tax credit	**(45.5)**	(0.4)
Deferred tax		
Origination and reversal of timing differences	**0.2**	3.0
Tax associated with pension movements	**(0.2)**	2.7
Total deferred tax charge		5.7
Group total taxation	**(45.5)**	5.3
Attributable to joint ventures	**8.6**	9.2
Total taxation – effective tax rate: –169.3% (pre-exceptional: 8.5%) (2004: 7.8%)	**(36.9)**	14.5

Pre-exceptional tax charge	**17.1**	14.5
Exceptional tax credit (note 5)	**(54.0)**	
Total tax credit	**(36.9)**	14.5

Tax reconciliation		
Profit on ordinary activities before taxation	**21.8**	186.0
Less – Share of profit of joint ventures	**(40.3)**	(28.3)
Group (loss) profit on ordinary activities before taxation	**(18.5)**	157.7

Tax on Group profit on ordinary activities at UK corporation tax rate of 30% (2004: 30%)		**(5.6)**	47.3
Effects of:	Capital allowances	**(9.3)**	(6.8)
	Tax losses and other timing differences	**11.0**	(29.3)
	Expenses not deductible for tax purposes	**3.5**	6.3
	Adjustments in respect of prior years	**(45.1)**	(17.9)
Group current tax credit		**(45.5)**	(0.4)

Factors affecting future tax rate

Capital allowances and losses which are available will reduce the current tax charge below 30%. Capital allowances are claimed on eligible investment assets. Where a deferred tax asset is recognised for losses carried forward there will be a deferred tax charge when those losses are used. Chargeable gains arising when investment assets are sold may be reduced by available capital losses. Deferred tax provisions for capital allowances are expected to be released on sale.

Contingent tax

The unprovided tax, in relation to equity shareholders' funds of £5,579.3m, which would arise on the disposal of British Land Group properties, investments in joint ventures and other investments, at valuation, after available loss relief, but without recourse to tax structuring is in the region of £780m (2004: £570m).

Adjusted net assets are £5,793.2m and are stated after adding back the FRS 19 provisions of £130.2m (2004: £112.9m) and the surplus on development and trading properties of £83.7m. The unprovided tax, in relation to adjusted net assets, which would arise on the disposal of British Land Group properties, other investments, and share of properties held in joint ventures, at valuation, after available loss relief, but without recourse to tax structuring is in the region of £920m (2004: £680m).

11 Ordinary dividends

	2005 pence	2004 pence	**2005 £m**	2004 £m
Interim	**4.80**	4.43	**27.4**	21.6
Proposed final	**10.90**	10.07	**56.5**	49.2
Total for year	**15.70**	14.50	**83.9**	70.8

The final dividend of 10.90 pence will be paid on 19 August 2005 to shareholders on the register at the close of business on 22 July 2005. The ex-dividend date is 20 July 2005. The interim dividend was paid on 18 February 2005.

12 Investment, development and trading properties

	Freehold £m	Long leasehold £m	Short leasehold £m	**Total £m**
Investment and development properties				
Valuation and cost 1 April 2004	8,857.0	386.5	7.7	**9,251.2**
Additions – purchases and capital expenditure	1,059.1	152.5		**1,211.6**
Disposals	(69.0)		0.1	**(68.9)**
Reallocation	(21.7)	21.8	(0.1)	
Exchange fluctuations	1.0			**1.0**
Revaluations	565.7	20.1	1.1	**586.9**
Valuation and cost 31 March 2005	10,392.1	580.9	8.8	**10,981.8**
Trading properties				
At lower of cost and net realisable value 31 March 2005	27.2	8.4	0.3	**35.9**
External valuation surplus on development and trading properties				**81.3**
Adjustment for lease incentive and minimum guaranteed rent review debtors				**54.9**
Total investment, development and trading properties				**11,153.9**

Investment, development and trading properties were valued by external valuers on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors.

On an open market basis – external valuations:

		£m
United Kingdom:	Atisreal	**10,801.7**
	FPD Savills	**282.6**
Republic of Ireland:	Jones Lang LaSalle	**68.6**
Netherlands:	CB Richard Ellis B.V.	**1.0**
Total investment, development and trading properties		**11,153.9**

	£m
Total external valuation surplus on development and trading properties	
British Land Group	**81.3**
Share of joint ventures	**2.4**
	83.7

Properties valued at £7,051.9m (2004: £6,672.8m) were subject to a security interest and other properties of non-recourse companies amounted to £41.9m (2004: £84.3m). Cumulative interest capitalised in investment and trading properties amounts to £41.3m and £nil (2004: £36.2m and £nil) respectively. Included in the leasehold properties is an amount of £32.6m (2004: £13.7m) in respect of property occupied by the Group. The historical cost of properties was £8,148.8m (2004: £6,995.3m).

	2005 £m	2004 £m
Total property valuations including share of joint ventures		
British Land Group:		
Investment and development properties	**10,981.8**	9,251.2
Trading properties	**35.9**	41.6
External valuation surplus on development and trading properties	**81.3**	92.7
Lease incentive and minimum guaranteed rent review debtors	**54.9**	27.6
	11,153.9	9,413.1
Share of joint ventures:		
Properties	**1,347.8**	1,221.8
External valuation surplus on development and trading properties	**2.4**	2.3
Lease incentive and minimum guaranteed rent review debtors	**2.8**	2.2
	1,353.0	1,226.3
Total property portfolio valuation	**12,506.9**	10,639.4

The valuation of the BL Davidson portfolio included within joint ventures has been agreed by the directors of the joint venture at 31 December 2004, and is derived from an open market valuation by FPD Savills at 30 June 2004, with adjustments made to reflect movements on property valuation to the year end date.

13 Joint ventures' summary financial statements

All joint ventures are held equally on a 50:50 basis	Fraser Ltd	Properties Ltd	Land Property Partnership	BL Holdings Ltd
Partners	House of Fraser plc	Tesco plc	Tesco plc	Tesco plc
Date established	July 1999	November 1996	February 1998	November 1999
Accounting year end	29 January	31 December	31 December	31 December
Summarised profit and loss accounts	£m	£m	£m	£m
Gross rental income	14.3	15.3	10.1	26.6
Net rental income	14.0	14.7	9.7	25.2
Other expenditure	(0.4)	(0.4)	(0.3)	(0.4)
Profit (loss) on property trading				
Operating profit	13.6	14.3	9.4	24.8
Disposal of fixed assets				
Net interest – External	(9.0)	(10.9)	(3.6)	(13.7)
– Shareholders	(1.5)	0.8		(6.0)
Net interest (payable) receivable	(10.5)	(10.1)	(3.6)	(19.7)
Profit (loss) before tax	3.1	4.2	5.8	5.1
Taxation	(0.5)	(1.3)	(2.1)	(0.9)
Profit (loss) after tax	2.6	2.9	3.7	4.2
Summarised statements of total recognised gains and losses				
Profit (loss) retained for the year	2.6	2.9	3.7	4.2
Unrealised surplus on revaluation	29.9	26.1	18.7	74.8
Total recognised gains and losses relating to the financial year	32.5	29.0	22.4	79.0
Summarised balance sheets				
Investment properties at valuation	285.6	282.5	148.0	490.6
Development and trading properties at cost				
Total properties	285.6	282.5	148.0	490.6
Current assets	0.9	0.9	2.0	4.0
Upstream loans to joint venture shareholders		17.1		
Cash and deposits	5.9	9.3	11.8	17.9
Gross assets	292.4	309.8	161.8	512.5
Current liabilities	(5.0)	(7.4)	(21.6)	(12.1)
Bank debt falling due within one year	(4.0)			
Bank debt falling due after one year	(133.7)	(184.6)	(86.8)	(314.0)
Debentures				
Deferred tax	(5.0)	(1.0)	(1.2)	(3.0)
Gross liabilities	(147.7)	(193.0)	(109.6)	(329.1)
Net external assets	144.7	116.8	52.2	183.4
Represented by:				
Shareholder loans	27.1			
Ordinary shareholders' funds/Partners' capital	117.6	116.8	52.2	183.4
Total investment	144.7	116.8	52.2	183.4
Capital commitments		24.1	2.5	2.6
Contingent tax	24.9	30.4	8.0	40.6

All joint ventures are held equally on a 50:50 basis	BL Davidson Ltd*	BL West† Companies	Property Limited Partnership	BL Rosemound Limited Partnership
Partners	Manny Davidson, his family & trusts	West LB, Westlmmo, and Provinzial	Land Securities Group PLC	Rosemound Developments Limited
Date established	September 2001	September 2000	March 2004	March 2004
Accounting year end	31 December	31 December	31 March	31 March
Summarised profit and loss accounts	£m	£m	£m	£m
Gross rental income	28.1	17.1	33.1	
Net rental income	25.0	16.1	28.4	
Other expenditure	(1.5)	(0.3)	(1.3)	
Profit (loss) on property trading	4.7			0.4
Operating profit	28.2	15.8	27.1	0.4
Disposal of fixed assets	15.7	(1.4)		
Net interest – External	(15.0)	(11.2)	0.3	(1.2)
– Shareholders	(0.2)			
Net interest (payable) receivable	(15.2)	(11.2)	0.3	(1.2)
Profit (loss) before tax	28.7	3.2	27.4	(0.8)
Taxation	(4.6)	0.2	(8.2)	0.2
Profit (loss) after tax	24.1	3.4	19.2	(0.6)
Summarised statements of total recognised gains and losses				
Profit (loss) retained for the year	24.1	3.4	19.2	(0.6)
Unrealised surplus on revaluation	109.0	18.0	39.5	
Total recognised gains and losses relating to the financial year	133.1	21.4	58.7	(0.6)
Summarised balance sheets				
Investment properties at valuation	589.4	181.0	604.5	
Development and trading properties at cost	19.2			36.6
Total properties	608.6	181.0	604.5	36.6
Current assets	10.8	0.2	5.6	1.1
Upstream loans to joint venture shareholders				
Cash and deposits	18.6	30.5	15.4	0.5
Gross assets	638.0	211.7	625.5	38.2
Current liabilities	(52.9)	(6.3)	(23.1)	(2.6)
Bank debt falling due within one year	(41.5)	(108.0)		(10.8)
Bank debt falling due after one year	(93.8)			(10.0)
Debentures	(114.8)			
Deferred tax	(3.7)			
Gross liabilities	(306.7)	(114.3)	(23.1)	(23.4)
Net external assets	331.3	97.4	602.4	14.8
Represented by:				
Shareholder loans			39.8	16.6
Ordinary shareholders' funds/Partners' capital	331.3	97.4	562.6	(1.8)
Total investment	331.3	97.4	602.4	14.8
Capital commitments		0.4	0.5	32.6
Contingent tax	84.5		33.2	

* British Land's share of negative goodwill is included in Current liabilities and amounts in total to £17.1m (2004: £19.2m).

† See note 29, Post balance sheet events

All joint ventures are held equally on a 50:50 basis	Other joint ventures	**Land share**	2004 Comparative
Partners			
Date established			
Accounting year end			
Summarised profit and loss accounts	£m	**£m**	£m
Gross rental income	2.2	**73.4**	78.9
Net rental income	1.9	**67.5**	72.7
Other expenditure	(0.2)	**(2.4)**	(2.9)
Profit (loss) on property trading	0.1	**2.6**	(2.3)
Operating profit	1.8	**67.7**	67.5
Disposal of fixed assets	1.9	**8.1**	7.4
Net interest – External	(0.3)	**(32.3)**	(40.0)
– Shareholders	0.5	**(3.2)**	(6.6)
Net interest (payable) receivable	0.2	**(35.5)**	(46.6)
Profit (loss) before tax	3.9	**40.3**	28.3
Taxation		**(8.6)**	(9.2)
Profit (loss) after tax	3.9	**31.7**	19.1
Summarised statements of total recognised gains and losses			
Profit (loss) retained for the year	3.9	**31.7**	19.1
Unrealised surplus on revaluation	7.0	**161.5**	65.3
Total recognised gains and losses relating to the financial year	10.9	**193.2**	84.4
Summarised balance sheets			
Investment properties at valuation	51.8	**1,316.7**	1,190.3
Development and trading properties at cost	6.4	**31.1**	31.5
Total properties	58.2	**1,347.8**	1,221.8
Current assets	2.9	**14.2**	11.8
Upstream loans to joint venture shareholders	35.8	**26.5**	28.2
Cash and deposits	2.9	**56.4**	38.0
Gross assets	99.8	**1,444.9**	1,299.8
Current liabilities	(32.7)	**(81.9)**	(65.8)
Bank debt falling due within one year	(0.1)	**(82.2)**	(21.4)
Bank debt falling due after one year	(1.9)	**(412.4)**	(484.4)
Debentures		**(57.4)**	(62.0)
Deferred tax	(0.1)	**(7.0)**	(8.0)
Gross liabilities	(34.8)	**(640.9)**	(641.6)
Net external assets	65.0	**804.0**	658.2
Represented by:			
Shareholder loans	(3.1)	**40.2**	71.6
Ordinary shareholders' funds/Partners' capital	68.1	**763.8**	586.6
Total investment	65.0	**804.0**	658.2
Capital commitments	2.5	**32.6**	12.9
Contingent tax	4.0	**112.8**	81.5

The movement for the year:

	Consolidated			Parent
	Equity £m	Loans £m	**Total £m**	£m
At 1 April 2004	586.6	71.6	**658.2**	80.4
Additions	(0.2)	23.4	**23.2**	
Repayment of loans		(54.8)	**(54.8)**	(54.8)
Share of profit attributable to joint ventures	31.7		**31.7**	
Dividends from joint ventures	(15.8)		**(15.8)**	
Revaluation	161.5		**161.5**	
At 31 March 2005	**763.8**	**40.2**	**804.0**	**25.6**

The Group's share of joint venture external net debt as at 31 March 2005 was £495.6m (2004: £529.8m). The Group's share of the market value of joint venture debt and derivatives as at 31 March 2005 was £8.5m more than the Group's share of the book value (2004: £14.9m).

The historical cost of joint ventures is £453.4m (2004: £376.8m). The amount of £25.6m (2004: £80.4m) includes £8.2m (2004: £63.0m) of loans to joint ventures by the parent. Outline details of the joint ventures are set out in the Joint Ventures section on pages 47 to 49 of the report.

The Group's share of joint venture properties as at 31 March 2005 was £1,347.8m (2004: £1,221.8m).

All companies are property investment companies registered in England and Wales unless otherwise stated.

14 Acquisition of subsidiary undertakings

On 15 October 2004, the Group acquired 100% of the issued share capital of Spirit Wisley Limited which owned 65 public houses; the fair value of the consideration was £14.5m. On 22 February 2005 the Group subscribed for 100% of the 'B' ordinary shares in BF Properties (No. 4) Ltd and gained control over the Company and its subsidiaries, which owned 23 Debenhams department stores; the fair value of the consideration was £1.8m. On 22 February 2005 the Group subscribed for 100% of the issued share capital of the Tweed Premier Group of companies, which owned a residential property portfolio, the fair value of the consideration was £32.3m.

	Book value acquired					
	Spirit Wisley Limited £m	BF Properties (No.4) Limited £m	Tweed Premier Group of companies £m	Accounting policy alignment £m	Fair value adjustment £m	**Fair value to Group £m**
Properties	174.0	493.3	28.0	0.8	6.1	**702.2**
Other assets		0.1	6.8			**6.9**
Cash		4.9				**4.9**
Creditors	(2.1)	(4.0)	(1.1)			**(7.2)**
Shareholder loans		(125.1)				**(125.1)**
Bank loans	(158.1)	(365.4)				**(523.5)**
Minority interest		(5.0)				**(5.0)**
	13.8	(1.2)	33.7	0.8	6.1	**53.2**
Negative goodwill						**(4.6)**
						48.6
Satisfied by:						
Cash payable	14.5	1.8	26.5			**42.8**
Non cash consideration			5.8			**5.8**
Total consideration	14.5	1.8	32.3			**48.6**
Repayment of shareholder loans		125.1				**125.1**
Repayment of bank loans	158.1	365.4				**523.5**
Total amounts payable	172.6	492.3	32.3			**697.2**

The accounting policy alignment reverses the depreciation previously charged in BF Properties (No. 4) Limited. The fair value adjustment is required to show the properties at fair value BF Properties (No. 4) Limited: £0.9m; Tweed Premier Group: £5.2m.

The BF Properties (No. 4) Limited group earned a profit after taxation of £4.7m for the period from incorporation on 26 October 2004 to 21 February 2005.

The fair values of the assets and liabilities acquired have been determined on a provisional basis as the Group is currently in the process of finalising the balance sheets as at the acquisition date.

15 Other investments

	Consolidated			Parent			
	Listed investments £m	Unlisted and other investments £m	**Total £m**	Shares in subsidiaries £m	Loans to subsidiaries £m	Other investments £m	**Total £m**
At 1 April 2004	13.6	3.6	**17.2**	5,027.8	4,438.9	11.1	**9,477.8**
Additions	5.6	92.3	**97.9**	1,826.1	1,783.2	0.3	**3,609.6**
Release on sales				(28.5)			**(28.5)**
Disposals/depreciation/ write down in value	(3.7)	(1.4)	**(5.1)**	(112.4)		(0.6)	**(113.0)**
Exchange fluctuations				2.6			**2.6**
Revaluations	2.8	40.3	**43.1**	25.7		0.2	**25.9**
At 31 March 2005	18.3	134.8	**153.1**	6,741.3	6,222.1	11.0	**12,974.4**

Listed investments are held at market value. British Land's investment in Songbird Estates PLC was valued by a major, independent firm of Chartered Accountants on the basis of open market value at £140m as at 31 March 2005. For the year ended 31 March 2005 dividends and interest from other investments amounted to £0.7m (2004: £1.1m). The historical cost of other Group investments is £113.4m (2004: £18.3m). Shares in subsidiaries are included at cost or directors' valuation in 1977, 1995, 1997 and 1999 to 2005 inclusive to take account of their underlying net asset value; their historical cost is £6,919.9m (2004: £5,119.7m).

These financial statements include, on a consolidated basis, the results and financial position of the Group's 100% interest in the Peacock Centre Partnership and the Group's 50% interest in the Tesco British Land Property Partnership, the Scottish Retail Property Limited Partnership and BL Rosemound Limited Partnership. Accordingly, advantage has been taken of the exemptions provided by Regulation 7 of the Partnerships and Unlimited Companies (Accounts) Regulations 1993.

The head offices of the following partnerships are the same as that for The British Land Company PLC as shown on the inside back cover (except as shown): The Peacock Centre Partnership, The Tesco British Land Property Partnership, BL Rosemound Limited Partnership, The Scottish Retail Property Limited Partnership, 22 Grenville Street, St. Helier JE4 8PX.

Principal operating subsidiaries:

Executive

The British Land Corporation Limited*
British Land Developments Limited
British Land Financing Limited*
British Land Properties Limited*

Finance, Investment and Management

British Land Property Management Limited
Broadgate Financing PLC
BLSSP (Funding) PLC
MSC (Funding) PLC
BLU Nybil Limited

Property

175 Bishopsgate Holdings Limited
Adamant Investment Corporation Limited
BLU Property Management Limited
Broadgate (PHC 1) Limited
Broadgate (PHC 11) 2005 Limited
Broadgate (PHC 15a) Limited
Broadgate (PHC 2) Limited
Broadgate (PHC 3) Limited
Broadgate (PHC 4) Limited
Broadgate (PHC 5) 2005 Limited
Broadgate (PHC 6) 2005 Limited
Broadgate (PHC 7) Limited
Broadgate (PHC 8) Limited
Broadgate (PHC 9) Limited
Broadgate Court Investments Limited
Clivara (No 1) Limited
Derby Investment Holdings Limited
Exchange House Holdings Limited
Meadowhall Shopping Centre Limited
Peacocks Centre Limited
Sealhurst Properties Limited
Tamagon Limited
Union Property Corporation Limited
Union Property Holdings (Investments) Limited

Overseas Property Companies

British Land Investments Netherlands B.V. (Netherlands)
Firmount Limited* (Republic of Ireland)

These companies are wholly owned and except where otherwise stated are registered and operate in England and Wales.
* Directly held by parent.

16 Negative goodwill

	£m
At 1 April 2004	(14.1)
Additions (note 14)	(4.6)
Release on sales	0.6
At 31 March 2005	**(18.1)**

Negative goodwill arises on purchases of corporate entities with contingent tax liabilities. Any discount received is recognised as negative goodwill, which is released on subsequent sale of the related properties.

17 Net debt

	Footnote	Consolidated 2005 £m	Consolidated 2004 £m	Parent 2005 £m	Parent 2004 £m
Secured on the assets of the Group					
Class A4 4.821% Bonds 2036	1.1, 2	**395.9**			
6.5055% Secured Notes 2038	1.2, 3		97.8		
5.920% Secured Notes 2035	1.3	**59.2**	59.2		
Class C2 5.098% Bonds 2035	1.1, 2	**214.3**			
Class B 4.999% Bonds 2033	1.1, 2	**364.6**			
Class A3 4.851% Bonds 2033	1.1, 2	**174.4**			
Class A1 Floating Rate Bonds 2032	1.1, 2	**224.3**			
Class A2 4.949% Bonds 2031	1.1, 2	**314.0**			
Class D Floating Rate Bonds 2025	1.1, 2	**149.5**			
7.743% Secured Notes 2025	1.4	**19.7**	19.7		
Class C1 Floating Rate Bonds 2022	1.1, 2	**234.2**			
5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		1.9		
8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		7.1		
8⅞% First Mortgage Debenture Bonds 2035		**246.7**	246.7	**246.7**	246.7
9⅜% First Mortgage Debenture Stock 2028		**197.3**	197.3	**197.3**	197.3
10½% First Mortgage Debenture Stock 2019/24		**12.6**	12.6	**12.6**	12.6
11⅜% First Mortgage Debenture Stock 2019/24		**20.4**	20.4	**20.4**	20.4
6¾% First Mortgage Debenture Bonds 2020	1.6	**205.6**	206.0		
6¾% First Mortgage Debenture Bonds 2011	1.6	**103.0**	103.5		
Bank Loan	1.7	**44.7**	45.0		
		2,980.4	1,017.2	**477.0**	477.0
Unsecured					
Class A1 5.260% Unsecured Notes 2035	1.3	**573.7**	573.4		
Class B 5.793% Unsecured Notes 2035	1.3	**99.2**	99.1		
Class C Fixed Rate Unsecured Notes 2035	1.3	**84.3**	83.8		
Class C2 6.4515% Unsecured Notes 2032	1.2, 3		73.4		
Class B 6.0875% Unsecured Notes 2031	1.2, 3		220.2		
Class A3 5.7125% Unsecured Notes 2031	1.2, 3		146.8		
Class A2 5.67% Unsecured Notes 2029	1.2, 3		283.4		
Class A2 (C) 6.457% Unsecured Notes 2025	1.4	**212.2**	212.3		
Class B2 6.998% Unsecured Notes 2025	1.4	**206.0**	205.8		
Class B3 7.243% Unsecured Notes 2025	1.4	**20.6**	20.5		
Class A1 Fixed Rate Unsecured Notes 2024	1.2, 3		319.1		
5.66% 135 Bishopsgate Securitisation 2018	1.5, 3		22.3		
8.49% 135 Bishopsgate Securitisation 2018	1.5, 3		88.4		
Class A1 6.389% Unsecured Notes 2016	1.4	**79.8**	84.3		
Class B1 7.017% Unsecured Notes 2016	1.4	**79.6**	85.9		
Class C1 6.7446% Unsecured Notes 2014	1.2, 3		147.4		
Class A2 5.555% Unsecured Notes 2013	1.3	**39.7**	44.6		
		1,395.1	2,710.7		
6.30% Senior US Dollar Notes 2015	4	**97.4**	97.4	**97.4**	97.4
10¼% Bonds 2012		**1.7**	1.7	**1.7**	1.7
7.35% Senior US Dollar Notes 2007	4	**97.8**	97.8	**97.8**	97.8
Guaranteed Floating Rate Unsecured Loan Notes 2005		**0.3**	0.7		
Bank loans and overdrafts		**1,618.7**	966.0	**1,618.4**	966.0
		3,211.0	3,874.3	**1,815.3**	1,162.9
6% Subordinated Irredeemable Convertible Bonds	5		149.0		149.0
Gross debt		**6,191.4**	5,040.5	**2,292.3**	1,788.9
Cash and deposits	6	**(150.8)**	(173.7)	**(21.2)**	(59.4)
Net debt		**6,040.6**	4,866.8	**2,271.1**	1,729.5

1 These borrowings are obligations of ringfenced, special purpose companies, with no recourse to other companies or assets in the Group:

	2005 £m	2004 £m
1.1 Broadgate Financing PLC	**2,071.2**	
1.2 Broadgate (Funding) PLC		1,288.1
1.3 MSC (Funding) PLC	**856.1**	860.1
1.4 BLSSP (Funding) PLC	**617.9**	628.5
1.5 135 Bishopsgate Financing Limited		119.7
1.6 BL Universal PLC	**308.6**	309.5
1.7 BLU Nybil Limited	**44.7**	45.0

2 A total of £2,080m Bonds were issued by Broadgate Financing PLC on 2 March 2005.

3 All the outstanding Notes of Broadgate (Funding) PLC and external loans of 135 Bishopsgate Financing Ltd were redeemed on 2 March 2005.

4 These borrowings have been hedged into Sterling from the date of issue.

5 All the outstanding 6% Subordinated Irredeemable Convertible Bonds were converted into ordinary shares on or before 30 July 2004.

6 Cash and deposits not subject to a security interest amount to £54.4m (2004: £82.5m). Following the April Interest Payment Date total cash and deposits held within the securitisation structures were reduced to some £22m (2004: £23m).

17 Net debt (continued)

Interest rate profile – including effect of derivatives

	Consolidated	
	2005	2004
	£m	£m
Fixed rate	**5,339.8**	3,985.7
Capped rate	**100.0**	100.0
Variable rate (net of cash)	**600.8**	781.1
Net debt	**6,040.6**	4,866.8

All the above debt is effectively Sterling based except for £84.2m (2004: £64.6m) of Euro debt of which £46.0m (2004: £31.8m) is fixed and the balance floating. At 31 March 2005 the weighted average interest rate of the Sterling fixed rate debt is 6.08% (2004: 6.72%). The weighted average period for which the rate is fixed is 16.1 years (2004: 17.9 years), the reduction is primarily due to the conversion of the Irredeemable Convertible Bond which was treated as having a life of 100 years for this calculation. The weighted average interest rate for the Euro fixed rate debt is 3.87% (2004: 4.25%) and the weighted average period for which the rate is fixed is 5.0 years (2004: 1.4 years). The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.

Total borrowings where any instalments are due after five years is £3,064.0m (2004: £3,266.6m).

Details of the financing policy and risk management are set out on page 68.

Maturity analysis of net debt

		Consolidated		Parent	
		2005	2004	**2005**	2004
		£m	£m	**£m**	£m
Repayable:	within one year and on demand	**407.7**	485.2	**379.7**	446.4
between:	one and two years	**272.0**	345.1	**242.6**	301.7
	two and five years	**1,327.6**	488.6	**1,093.2**	315.7
	five and ten years	**532.6**	572.6	**0.7**	1.5
	ten and fifteen years	**811.5**	556.6	**96.8**	97.7
	fifteen and twenty years	**580.5**	710.5	**31.6**	
	twenty and twenty five years	**948.8**	791.2	**198.5**	230.2
	twenty five and thirty years	**1,000.7**	635.0		
	thirty and thirty five years	**310.0**	306.7	**249.2**	246.7
Irredeemable			149.0		149.0
Gross debt		**6,191.4**	5,040.5	**2,292.3**	1,788.9
Cash		**(54.7)**	(96.2)	**(21.2)**	(59.4)
Term deposits		**(96.1)**	(77.5)		
Total cash and deposits		**(150.8)**	(173.7)	**(21.2)**	(59.4)
Net debt		**6,040.6**	4,866.8	**2,271.1**	1,729.5

Maturity of committed undrawn borrowing facilities

		Consolidated	
		2005	2004
		£m	£m
Expiring:	within one year	**114.0**	45.0
between:	one and two years	**95.0**	150.0
	two and three years	**10.0**	165.0
	three and four years	**441.9**	
	four and five years	**132.1**	604.9
	over five years	**25.0**	
Total		**818.0**	964.9

The above facilities are those freely available to be drawn for Group purposes. There is an additional undrawn 364 day revolving liquidity facility totalling £185m which is only available for requirements of the Broadgate securitisation.

17 Net debt (continued)

Comparison of market values and book values

	2005			2004		
	Market value £m	**Book value £m**	**Difference £m**	Market value £m	Book value £m	Difference £m
Securitisations	**3,581.1**	**3,545.2**	**35.9**	3,122.8	2,896.4	226.4
Debentures and unsecured bonds	**1,190.5**	**982.5**	**208.0**	1,160.3	983.4	176.9
Convertible Bonds				195.2	149.0	46.2
Bank debt and other floating rate debt	**1,663.7**	**1,663.7**		1,011.7	1,011.7	
Cash and deposits	**(150.8)**	**(150.8)**		(173.7)	(173.7)	
	6,284.5	**6,040.6**	**243.9**	5,316.3	4,866.8	449.5
Derivatives:						
Unrecognised gains	**(10.0)**		**(10.0)**	(12.3)		(12.3)
Unrecognised losses	**60.0**		**60.0**	47.1		47.1
	50.0		**50.0**	34.8		34.8
Total	**6,334.5**	**6,040.6**	**293.9**	5,351.1	4,866.8	484.3

The Differences are shown before any tax relief.

In accordance with Accounting Standards the book value of debt is par value net of unamortised issue costs, except for debt assumed on corporate acquisitions where the book value is the fair value of the debt at the date of acquisition. Short term debtors and creditors have been excluded from the disclosures (other than the currency disclosures). The valuations of the Broadgate Bonds (see footnote 1.1 on page 97) and Meadowhall Notes (see footnote 1.3 on page 97) have been undertaken by Morgan Stanley. The valuation of the 6.30% Senior US Dollar Notes 2015 has been undertaken by Barclays Capital. The valuations of other fixed rate debt and convertible debt have been undertaken by UBS. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued by the independent treasury advisor, Record Currency Management.

The Group uses interest rate swaps to manage its interest rate profile. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. Of the unrecognised amount at 31 March 2005, £nil gains and £0.2m losses are expected to be realised in the next financial year (2004: £0.2m gains; £1.8m losses) and the balance in subsequent years. Net costs of £0.7m (2004 costs: £5.7m) were recognised in the current year, comprising receipts of £16.5m (2004: £10.1m) and costs of £17.2m (2004: £15.8m).

Balance sheet adjustments

In accordance with Financial Reporting Standard 4 'Capital Instruments', debt issue costs, less premiums received, have been deducted from the principal amount of debt in arriving at balance sheet values, as detailed below:

	2005 £m	2004 £m
Securitised debt	**19.6**	37.8
Debentures	**9.5**	9.8
US Dollar Notes	**0.4**	0.5
Convertible Bonds		1.0
	29.5	49.1

In accordance with Financial Reporting Standard 7 'Fair Values In Acquisition Accounting', on a corporate acquisition, debt is recorded in the balance sheet at fair value. At 31 March 2005 the balance of the fair value adjustment arising on the Group's acquisition of the remaining 50% interest in BL Universal PLC was £12.1m (2004: £13.3m). This has the effect of increasing the carrying value of the Group's secured debt in the balance sheet.

18 Debtors

	Consolidated		Parent	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Trade debtors	**38.6**	37.3		
Amounts owed by Group companies			**125.6**	61.4
Amounts owed by joint ventures	**0.8**	0.3	**0.8**	0.3
Corporation tax	**22.3**		**24.5**	12.0
Prepayments and accrued income	**59.7**	30.2	**0.6**	1.1
	121.4	67.8	**151.5**	74.8

Included in prepayments and accrued income is an amount of £54.9m (2004: £27.6m), relating to lease incentives which are amortised over the period to the next open market rent review, as well as fixed and minimum guaranteed rent reviews which are spread over the lease term.

19 Creditors due within one year

	Consolidated		Parent	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Debentures and loans*	**27.3**	38.5		
Overdrafts*	**3.7**	7.3	**3.4**	7.3
Bank loans*	**376.7**	439.4	**376.3**	439.1
Trade creditors	**38.3**	65.2	**0.5**	1.2
Amounts owed to joint ventures	**27.9**	28.2	**26.5**	19.5
Amounts owed to Group companies			**8,546.1**	5,824.5
Corporation tax		36.7		
Other taxation and social security	**13.5**	7.7	**2.9**	1.0
Accruals and deferred income	**212.7**	197.7	**26.6**	24.0
Proposed final dividend	**56.5**	49.2	**56.5**	49.2
	756.6	869.9	**9,038.8**	6,365.8

* *See maturity analysis of net debt (note 17).*

20 Creditors due after one year

	Consolidated		Parent	
	2005 £m	2004 £m	**2005 £m**	2004 £m
Debentures and loans*	**4,500.7**	3,842.0	**673.9**	673.9
Bank loans*	**1,283.0**	564.3	**1,238.7**	519.6
Minority interest (note 14)	**5.0**			
	5,788.7	4,406.3	**1,912.6**	1,193.5

* See maturity analysis of net debt (note 17)

21 Net Asset Value per share

	31 March 2005			31 March 2004		
	Shares m	**Adjusted Net Assets £m**	**Net Assets £m**	Shares m	Adjusted Net Assets £m	Net Assets £m
Net Asset Value (undiluted)						
Shareholders' funds as shown on balance sheet	**518.3**	**5,579.3**	**5,579.3**	488.0	4,669.4	4,669.4
FRS 19 capital allowance effects:						
British Land Group		**123.2**			104.9	
Share of joint ventures		**7.0**			8.0	
		130.2			112.9	
Total external valuation surplus on development and trading properties (note 12)		**83.7**	**83.7**		95.0	95.0
Net assets attributable to ordinary shares		**5,793.2**	**5,663.0**		4,877.3	4,764.4
Net Asset Value per share (undiluted)		**1118p**	**1093p**		999p	976p
Fully diluted Net Asset Value						
Net assets attributable to ordinary shares	**518.3**	**5,793.2**	**5,663.0**	488.0	4,877.3	4,764.4
Adjust to fully diluted on conversion of:						
6% Subordinated Irredeemable Convertible Bonds				30.0	149.0	149.0
Share options and share awards	**5.7**	**30.4**	**30.4**	3.3	9.1	9.1
Dilutive effect of share options and conversion of Convertible Bonds	**5.7**	**30.4**	**30.4**	33.3	158.1	158.1
Net assets attributable to fully diluted ordinary shares	**524.0**	**5,823.6**	**5,693.4**	521.3	5,035.4	4,922.5
Fully diluted Net Asset Value per share		**1111p**	**1087p**		966p	944p

The adjusted NAV includes the surplus before tax of the external valuation over the book value of both development and trading properties and after adding back the FRS 19 deferred tax capital allowance provision (as described in note 22) which is not expected to arise.

22 Provision for liabilities and charges

	Consolidated		Parent	
	2005 **£m**	2004 £m	**2005** **£m**	2004 £m
At 1 April 2004	**101.1**	92.7	**0.4**	2.1
Liabilities assumed on consolidation of former joint ventures		5.4		
Charged to profit and loss account	**0.2**	3.0	**2.0**	(1.7)
At 31 March 2005	**101.3**	101.1	**2.4**	0.4
Deferred tax is provided as follows:				
Capital allowances	**123.2**	104.9		
Other timing differences	**(21.9)**	(3.8)	**2.4**	0.4
	101.3	101.1	**2.4**	0.4

The deferred tax liability relates primarily to capital allowances claimed on plant and machinery within investment properties. When a property is sold and the agreed disposal value for this plant and machinery is less than original cost, there is a release of the surplus part of the provision. The entire amount of the capital allowance provision would be expected to be released on sale.

23 Notes to the cash flow statement

Reconciliation of operating profit to net cash inflow from operating activities	**2005** **£m**	2004 Restated £m
Operating profit	**462.3**	421.8
Dividends received		(0.2)
Depreciation and release of negative goodwill	**0.3**	(0.9)
Adjustment for share options, share awards and pension funding	**8.0**	(3.3)
Decrease in trading properties	**5.7**	4.6
(Increase) decrease in debtors	**(25.3)**	15.1
Increase (decrease) in creditors	**11.2**	(55.7)
Net cash inflow from operating activities	**462.2**	381.4

Analysis of Group net debt	1 April 2004 £m	Exceptional item† £m	Acquisitions* £m	Cash flow £m	Non cash movements £m	**31 March 2005** **£m**
Cash at bank	(96.2)			41.5		**(54.7)**
Overdraft	7.3			(3.6)		**3.7**
Net cash per cash flow statement	(88.9)			37.9		**(51.0)**
Term debt	4,884.2	158.2	648.6	468.3	28.4†	**6,187.7**
Convertible Bonds	149.0				(149.0)	
Term deposits	(77.5)			(18.6)		**(96.1)**
Group net debt	**4,866.8**	**158.2**	**648.6**	**487.6**	**(120.6)**	**6,040.6**

† The cash impact of the exceptional item, described in note 5, was £158.2m. The remaining £21.8m is in respect of unamortised issue costs written off and is included in non cash movements.

* Excluding cash and overdrafts.

Reconciliation of net cash flow to movement in Group net debt	**2005** **£m**	2004 £m
Brought forward	**4,866.8**	4,361.4
Decrease (increase) in cash	**37.9**	(47.0)
Cash inflow from movement in debt	**468.3**	134.6
Cash (outflow) inflow from term deposits	**(18.6)**	11.9
Changes resulting from cash flows	**487.6**	99.5
Other non cash movements including acquisitions	**528.0**	405.9
Exceptional item:	**158.2**	
Movement in net debt in the year	**1,173.8**	505.4
Carried forward	**6,040.6**	4,866.8

24 Share capital

	£m	Ordinary shares of 25p each
Authorised 1 April 2004 and 31 March 2005		799,200,000
Issued, called up and fully paid 1 April 2004	122.0	487,999,692
Issues (see Directors' Report, pages 76 to 77)	7.6	30,307,328
Issued, called up and fully paid 31 March 2005	**129.6**	**518,307,020**

£200,000 6% Cumulative redeemable convertible preference shares of £1 each are also authorised.

At 31 March 2005, options over 5,106,431 ordinary shares were outstanding under Employee Share Option Plans.

Details of outstanding share options, restricted and performance shares awarded to employees including executive directors are set out below:

Date of grant	At 1 April 2004	Granted	Exercised/ vested	Forfeits	At 31 March 2005	Exercise/ share price	Exercise From	To
Share Option								
1984 Share Option Scheme								
06.07.94	5,814		(5,814)			322	06.07.99	05.07.04
23.01.96	490,865		(137,165)		353,700*	394	23.01.99	22.01.06
23.01.96	335,971		(22,128)		313,843*	394	23.01.01	22.01.06
	832,650		(165,107)		667,543			
Sharesave Scheme								
01.10.99	3,389		(3,389)			438	01.10.04	31.03.05
01.02.00	85,390		(79,749)	(5,641)		347	01.02.05	31.07.05
01.02.01	431			(431)		359	01.02.04	31.07.04
01.02.01	20,398				20,398	359	01.02.06	31.07.06
01.09.01	21,693		(20,868)	(825)		399	01.09.04	28.02.05
01.09.01	6,425				6,425	399	01.09.06	28.02.07
01.03.02	31,880		(31,125)	(755)		377	01.03.05	31.08.05
01.03.02	12,636			(438)	12,198	377	01.03.07	31.08.07
01.09.02	10,754			(857)	9,897	443	01.09.05	28.02.06
01.09.02	3,211				3,211	443	01.09.07	29.02.08
01.03.03	32,832		(624)	(1,164)	31,044	359	01.03.06	31.08.06
01.03.03	25,893			(3,660)	22,233	359	01.03.08	31.08.08
01.09.03	17,432			(965)	16,467	383	01.09.06	28.02.07
01.09.03	3,990				3,990	383	01.09.08	28.02.09
01.03.04	49,920			(2,069)	47,851	472	01.03.07	31.08.07
01.03.04	35,927			(3,358)	32,569	472	01.03.09	31.08.09
22.12.04		53,303		(293)	53,010	648	01.03.08	31.08.09
22.12.04		51,357			51,357	648	01.03.10	31.08.10
	362,201	104,660	(135,755)	(20,456)	310,650			
Long-Term Incentive Plan								
25.09.03	868,397				868,397	502	25.09.06	24.09.13
12.12.03	810,000			(7,500)	802,500	552	12.12.06	11.12.13
28.05.04		1,564,562		(7,500)	1,557,062	663	28.05.07	27.05.14
29.11.04		903,399		(3,120)	900,279	796	29.11.07	28.11.14
	1,678,397	2,467,961		(18,120)	4,128,238			
Total	**2,873,248**	**2,572,621**	**(300,862)**	**(38,576)**	**5,106,431**			
Weighted average exercise price of options	471p	709p	379p	511p	596p			
Performance shares						pence		Vesting date
Restricted Share Plan								
22.06.01	815,106	407,553	(1,222,659)			499		22.06.04
09.01.02	433,850	214,812	(647,662)	(1,000)		460		09.01.05
23.07.02	569,119		(2,910)	(90)	566,119	530		23.07.05
20.12.02	269,750		(2,671)	(2,829)	264,250	440		20.12.05
12.06.03	405,000		(2,110)	(4,640)	398,250	510		12.06.06
	2,492,825	622,365	(1,878,012)	(8,559)	1,228,619			
Long-Term Incentive Plan†								
25.09.03	289,464				289,464	502		25.09.06
12.12.03	270,000			(2,500)	267,500	552		12.12.06
28.05.04		521,507		(2,500)	519,007	663		28.05.07
29.11.04		301,133		(1,040)	300,093	796		29.11.07
	559,464	822,640		(6,040)	1,376,064			
Recruitment Award Agreement†								
29.11.04		36,671			36,671	818		12.11.05
Co-investment Share Plan†								
29.11.04		61,957			61,957	807		29.11.07
Total	**3,052,289**	**1,543,633**	**(1,878,012)**	**(14,599)**	**2,703,311**			
Weighted average price of performance shares	500p	627p	486p	547p	583p			

* 667,543 share options with a weighted average exercise price of 394p were exercisable at 31 March 2005 (2004: 833,081 at 393p).

† At 31 March 2005 the British Land Share Ownership Plan, a discretionary trust established to facilitate the operation of the incentive schemes, held 2,714,576 ordinary shares, with a market value of £21,825,191, in respect of RSP restricted, LTIP performance, Recruitment Award Agreement and Co-investment Share Plan shares (2004: 3,076,894, £20,076,733). The amount of shares which eventually vest for the RSP restricted and LTIP performance shares depends on actual performance against net asset value per share targets and a three year service period. The amount of shares which eventually vest for the Recruitment Award Agreement and Co-investment Share Plan shares depends on a one year and a three year service period respectively and for the Co-investment Plan is conditional on the prior acquisition by Mr Hester of a matching number of shares which must be retained for a three year period.

25 Reserves

Group	Share premium £m	Capital redemption reserve £m	Other reserves £m	Revaluation reserve £m	Profit and loss account £m	Total £m
At 1 April 2004	1,109.3	8.1	(6.1)	2,615.2	820.9	**4,547.4**
Share issues	142.6					**142.6**
Purchase of ESOP shares					(10.9)	**(10.9)**
Adjustment for share and share option awards					7.3	**7.3**
Pension scheme movements					(2.7)	**(2.7)**
Retained loss for the year					(25.2)	**(25.2)**
Realisation of prior year revaluations				(11.5)	11.5	
Current year revaluation				791.5		**791.5**
Exchange movements on net investments			(1.9)		1.6	**(0.3)**
At 31 March 2005	1,251.9	8.1	(8.0)	3,395.2	802.5	**5,449.7**

Parent						
At 1 April 2004	1,109.3	8.1	(3.3)	106.9	640.8	**1,861.8**
Share issues	142.6					**142.6**
Purchase of ESOP shares					(10.9)	**(10.9)**
Adjustment for share and share option awards					7.3	**7.3**
Pension scheme movements					(2.7)	**(2.7)**
Retained profit for the year					62.6	**62.6**
Current year revaluation				25.9		**25.9**
Exchange movements on net investments			(1.8)		1.5	**(0.3)**
At 31 March 2005	1,251.9	8.1	(5.1)	132.8	698.6	**2,086.3**

The cumulative amount of goodwill written off against other reserves of the Group is £14.6m (2004: £14.6m). The cumulative pension deficit included in the profit and loss account of the parent and the Group is £3.0m (2004: surplus £0.1m).

26 Capital commitments

	2005 £m	2004 £m
British Land	**535.7**	309.9
Share of joint ventures (note 13)	**32.6**	12.9
	568.3	322.8

27 Contingent and other liabilities

At 31 March 2005 the Parent had no contingent liabilities for guarantees to third parties (2004: £nil).

TPP Investments Limited, a wholly owned ringfenced special purpose subsidiary, is a partner in The Tesco British Land Property Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £43.6m (2004: £43.6m) and recourse is only to the partnership assets. Details of this Partnership are set out in the Joint Venture Review.

28 Disclosures of interests and related parties

Mr John Ritblat has an effective 1.26% equity interest and is non executive chairman of Colliers CRE PLC, who are amongst the Group's managing agents and as such receive fees for their services. During the year, fees of £nil (2004: £5,000) were paid to Olswang, fees of £nil (2004: £72,656) were paid to Hammonds and fees of £nil (2004: £27,088) were paid to D J Freeman, firms in which Michael Cassidy was a partner during the year, for legal advice on property transactions.

Details of transactions with joint ventures including debt guarantees by the Company are given in notes 13 and 27. During the year the Group received management fees of £1.2m (2004: £0.9m) from joint ventures.

29 Post balance sheet events

On 18 April 2005 the Group obtained 100% ownership of the BL West joint venture companies by buying for £50m the equity owned by the other joint shareholders. Immediately following the acquisition, the £108m debt was repaid.

On 22 April 2005 the Scottish Retail Property Limited Partnership joint venture raised £430m by way of a seven year securitisation. The majority of the funds raised were returned to the joint venture partners.

On 23 May 2005 the Group and Pillar Property PLC announced the terms of recommended proposals under which the Group would acquire the entire issued and to be issued ordinary share capital of Pillar Property at a valuation of approximately £811m.

Financial Calendar

Dividends on ordinary shares

The British Land Company PLC

Interim ordinary	declared November
Final ordinary	declared May

Dividend Reinvestment Plan

The Company offers shareholders the option to participate in a Dividend Reinvestment Plan (DRIP). This enables shareholders to reinvest their cash dividends automatically in the Company's shares. Details of the plan are available on the Investors section of the Company's website at www.britishland.com or by calling Lloyds TSB Registrars' DRIP helpline on 0870 241 3018.

For participants in the plan the key dates for the final dividend are:

20 July 2005	Ex-dividend date
22 July 2005	Record date
29 July 2005	Last date for DRIP applications (for new applicants only)
19 August 2005	Payment date/dividend reinvestment date
2 September 2005	New share certificates posted
5 September 2005	CREST member accounts credited

Interest payments

The British Land Company PLC

8⅞% First Mortgage Debenture Bonds 2035	24 March, 24 September
9⅜% First Mortgage Debenture Stock 2028	31 March, 30 September
10½% First Mortgage Debenture Stock 2019/24	31 March, 30 September
10¼% Bonds 2012	26 March
11⅜% First Mortgage Debenture Stock 2019/24	31 March, 30 September

BL Universal PLC

6¾% First Mortgage Debenture Bonds 2011 and 2020	31 March, 30 September

Broadgate Financing PLC

Interest on each Class of Bond is payable quarterly on	5 January, 5 April, 5 July, 5 October

BLSSP (Funding) PLC

Interest on each Class of Note is payable quarterly on	4 January, 4 April, 4 July, 4 October

MSC (Funding) PLC

Interest on each Class of Note is payable quarterly on	12 January, 12 April, 12 July, 12 October

Taxation of capital gains

The market value at 31 March 1982 of an ordinary 25p share of the Company, for the purpose of capital gains tax indexation allowance, was 85.5p prior to adjustment for capitalisation or rights issues.

Shareholder Information

Analysis of shareholders – 31 March 2005

Number of shares	Number of shareholders	%	Number of shares	%
1 – 1,000	6,797	61.59	2,980,493	0.58
1,001 – 5,000	2,866	25.97	6,132,075	1.18
5,001 – 20,000	643	5.83	6,446,940	1.24
20,001 – 50,000	223	2.02	7,199,188	1.39
Over 50,000	506	4.59	495,548,324	95.61
	11,035	100.00	518,307,020	100.00
Individuals	7,217	65.40	10,416,378	2.01
Banks or nominees	3,452	31.28	475,395,412	91.72
Insurance companies	5	0.04	5,852,213	1.12
Public Limited companies	14	0.13	304,284	0.06
Pension trusts	4	0.04	8,751	0.01
Other Limited companies	234	2.12	7,651,259	1.48
Other Corporate Body	109	0.99	18,678,723	3.60
	11,035	100.00	518,307,020	100.00

Registrars

British Land's Share Registrars are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.
Shareholder enquiry line: 0870 600 3984.

The Registrar's website is: www.shareview.co.uk. Registering on this site will enable you, amongst other features, to view your British Land shareholding online and to opt to receive shareholder mailings electronically.

In addition to being our Share Registrar, Lloyds TSB Registrars are also Registrars for the following British Land stock:

- 10½% First Mortgage Debenture Stock 2019/24
- 11⅜% First Mortgage Debenture Stock 2019/24

JP Morgan Chase are Registrars of the following British Land stock:

- 8⅞% First Mortgage Debenture Bonds 2035
- 9⅜% First Mortgage Debenture Stock 2028

They can be contacted at: JP Morgan Chase Registrars (Capita), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
Bondholder enquiry line: 0870 162 3128.

Dividend Reinvestment Plan (DRIP)

The Company offers a Dividend Reinvestment Plan. Details of how to join, and relevant dates, can be found on page 104.

Share dealing service

Lloyds TSB Registrars offer Shareview dealing, a service which allows you to buy or sell British Land's shares if you are a UK resident.

You can deal in your shares on the internet or by phone. Log on to www.shareview.co.uk/dealing or call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, for more information about this service and for details of the rates. If you are an existing shareholder, you will need your account/shareholder reference number which appears on your share certificate.

Ten Year Record

Summarised profit and loss accounts	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Gross rental income	**619.9**	486.7	449.4	415.3	390.1	368.3	311.9	286.8	299.8	239.8
Net rental income	**504.3**	450.3	418.6	386.6	371.8	347.5	296.5	266.4	277.0	220.9
Other income (expenditure)	**(42.0)**	(28.5)	(36.6)	(23.0)	2.0	19.6	(5.6)	2.2	(6.8)	(13.5)
Operating profit	**462.3**	421.8	382.0	363.6	373.8	367.1	290.9	268.6	270.2	207.4
Share of operating profits of joint ventures	**67.7**	67.5	92.3	88.6	76.5	68.9	64.5	51.2	6.8	(3.4)
Disposal of fixed assets	**23.8**	32.9	26.1	37.0	32.1	3.3	0.8	24.9	1.6	4.0
Net interest payable†	**(532.0)**	(336.2)	(326.1)	(317.9)	(394.9)	(282.9)	(300.9)	(217.5)	(187.4)	(145.9)
Profit on ordinary activities before taxation	**21.8**	186.0	174.3	171.3	87.5	156.4	55.3	127.2	91.2	62.1
Taxation	**36.9**	(14.5)	(33.7)	(11.9)	(26.3)	(27.6)	(2.6)	(19.6)	(15.2)	(10.9)
Profit on ordinary activities after taxation	**58.7**	171.5	140.6	159.4	61.2	128.8	52.7	107.6	76.0	51.2
Minority interest						(0.1)	(0.5)	(0.3)	(0.2)	(0.2)
Profit for the financial year	**58.7**	171.5	140.6	159.4	61.2	128.7	52.2	107.3	75.8	51.0
Preference dividend								(3.9)	(7.7)	(7.7)
Ordinary dividends	**(83.9)**	(70.8)	(65.9)	(64.3)	(59.6)	(56.5)	(53.4)	(50.5)	(41.5)	(36.8)
Retained (loss) profit for the year	**(25.2)**	100.7	74.7	95.1	1.6	72.2	(1.2)	52.9	26.6	6.5

Summarised cash flow statements	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Net cash inflow from operating activities	**462.2**	381.4	373.6	382.4	380.3	432.2	345.1	307.8	259.3	204.1
Cash inflow (outflow) from dividends, interest and taxation	**(337.0)**	(218.3)	(278.6)	(283.6)	(351.0)	(280.4)	(189.8)	(192.5)	(184.5)	(191.7)
Cash inflow (outflow) from capital expenditure, investments, acquisitions and disposals	**(526.5)**	(185.6)	(270.6)	(152.8)	81.7	(764.4)	(559.1)	(229.8)	(183.0)	(352.6)
Equity dividends paid	**(76.6)**	(67.0)	(65.1)	(60.6)	(57.5)	(92.3)		(44.7)	(37.4)	(32.1)
Cash inflow (outflow) from management of liquid resources and financing	**440.0**	136.5	266.5	107.5	(78.6)	672.8	438.4	152.0	168.6	304.6
Increase (decrease) in cash	**(37.9)**	47.0	25.8	(7.1)	(25.1)	(32.1)	34.6	(7.2)	23.0	(67.7)

Summarised balance sheets	2005 £m	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Investment properties	**10,981.8**	9,251.2	8,085.2	7,528.3	7,145.9	6,777.8	5,289.5	4,604.4	4,142.7	3,992.0
Investments in joint ventures	**804.0**	658.2	700.2	727.2	704.2	570.8	595.2	564.7	297.6	69.6
Other investments	**135.0**	3.1	17.4	12.4	73.7	150.4	101.8	68.3	20.9	2.2
Fixed assets	**11,920.8**	9,912.5	8,802.8	8,267.9	7,923.8	7,499.0	5,986.5	5,237.4	4,461.2	4,063.8
Current assets	**308.1**	283.1	241.5	459.5	295.8	229.2	301.1	344.3	337.8	369.8
Creditors due within one year	**(756.6)**	(869.9)	(555.9)	(769.5)	(706.0)	(566.0)	(435.7)	(310.4)	(232.1)	(432.0)
Total assets less current liabilities	**11,472.3**	9,325.7	8,488.4	7,957.9	7,513.6	7,162.2	5,851.9	5,271.3	4,566.9	4,001.6
Creditors due after one year	**(5,788.7)**	(4,406.3)	(4,119.6)	(3,613.7)	(3,057.3)	(3,249.4)	(2,271.7)	(1,877.6)	(2,083.2)	(1,986.5)
Convertible Bonds		(149.0)	(146.8)	(146.7)	(463.9)	(463.2)	(462.4)	(461.6)	(146.4)	(146.3)
Provisions for liabilities and charges	**(101.3)**	(101.1)	(92.7)	(89.6)	(77.9)					
Pension asset (liability)	**(3.0)**	0.1	(6.0)							
	5,579.3	4,669.4	4,123.3	4,107.9	3,914.5	3,449.6	3,117.8	2,932.1	2,337.3	1,868.8
Represented by:										
Called up share capital	**129.6**	122.0	122.1	129.6	129.6	129.5	129.5	128.9	118.9	107.9
Reserves	**5,449.7**	4,547.4	4,001.2	3,978.3	3,784.9	3,320.1	2,988.3	2,803.2	2,218.4	1,760.9
Shareholders' funds	**5,579.3**	4,669.4	4,123.3	4,107.9	3,914.5	3,449.6	3,117.8	2,932.1	2,337.3	1,868.8

	p	p	p	p	p	p	p	p	p	p
Earnings per share (pre-exceptional)*	**46.9**	35.1	27.4	30.8	26.0	24.8	20.6	21.2	15.7	11.2
Earnings per share*†	**11.5**	35.1	27.4	30.8	11.8	24.8	10.1	21.2	15.7	11.2
Dividends per share	**15.7**	14.5	13.4	12.4	11.5	10.9	10.3	9.8	9.0	8.6
Net assets per share*§	**1118**	999	883	833	802	694	630	592	487	426
Diluted net assets per share*§	**1111**	966	859	803	774	681	625	592	478	424

* Including surplus over book value of trading and development properties.
§ Adjusted for the placing of 42.8m shares in March 1997, the placing and open offer of 61.6m shares in November 1995 and the open offer of 61.3m shares in March 1995.
† Including exceptional finance costs in 2001 of £83.6 million, 1999 of £68.0 million and 2005 of £180.0m.
Pension costs for 2003 to 2005 accounted for in accordance with FRS 17, 2002 and earlier years in accordance with SSAP 24.

Sponsorship

British Land is strongly committed to investing in the future through education, the arts and sport. Particular emphasis is given to helping young people improve their prospects and the quality of life.

- This year over 71,000 schoolchildren from more than 2,000 schools are taking part in The British Land UK Chess Challenge. The tournament is designed for all standards of play and all ages from 18 down to 6 years old. Schools build their reputations, while children benefit from constructive enjoyment as they develop qualities of concentration, forward planning, resilience and flexibility.
- British Land has sponsored Barnardo's National Chess Week, which encourages children and others throughout the country to play chess in National Chess Week, raising £1 for Barnardo's for each game played.
- British Land is the sole sponsor of Degas, Sickert and Toulouse Lautrec: London and Paris 1870–1910 at Tate Britain from October 2005 to January 2006 and then at the Phillips Collection, Washington D.C. in February to May 2006. The exhibition features more than 100 works and explores the influences of these three masterful artists.
- British Land is sponsor of Capital Kids Cricket which encourages and enables children, within inner city London, to participate.
- British Land was sole sponsor of Boucher: Seductive Visions at the Wallace Collection which displayed an unrivalled range of paintings by François Boucher alongside related eighteenth century French pictures.
- British Land encourages its management teams to be sensitive to local issues in communities in which we operate and to sponsor causes which help regeneration of the local community. British Land has sponsored The Source Centre for Learning and Development at Meadowhall. It offers a broad range of training with the emphasis on retailing and IT. In 2004, nearly 60 learners from 13 retail organisations at Meadowhall enrolled on work-based learning courses and over 10,000 people accessed the Service's e-learning facilities.
- Partners in Leadership is a highly successful project organised by Business in the Community. Over 600 business partners are matched to head teachers throughout the country, providing a valuable sounding board as well as a link between the school and the business community. British Land sponsors the Partners in Leadership Newsletter and encourages and supports its own employees' involvement as business partners.
- British Land supports staff, working through the Education Business Partnership in Camden, to provide reading support to primary school children.
- The West Euston Partnership involves Camden Council, the Health Authority, the police, community associations, tenants, the church, the Crown Estate, British Land and other groups with a brief to unite the diverse Camden community. British Land contributes to the Partnership's work and supports community regeneration in the area, including financial support each year for the West Euston Community Festival and providing premises for a community one-stop shop.
- British Land is working with the University of East London and other businesses in the City on the "Enterprise Express" initiative, to encourage enterprise in 16 to 18 year olds at school in the inner-city boroughs. This initiative is designed to encourage enterprising thinking as well as to provide local teenagers with the basic tools to create a business themselves. Each secondary school will submit a business idea. The competition will culminate in a winner being selected from within all of the participating boroughs and being offered further support to develop the business.

British Land was 37th in the Guardian FTSE 100 Giving List 2004.

The Company's commitment to the future also includes being a corporate partner of the London Business School and publishing an award-winning series of Educational Broadsheets for schools. British Land supports the Investment Property Forum's Educational Trust, Barnardo's, the British Red Cross, Mencap and the NSPCC.

The British Museum, The Royal Ballet School, the Royal Opera House, the Royal Academy of Music, the English National Opera, the National Theatre, The Royal Shakespeare Company, The National Gallery of Scotland, Wigmore Hall, Sadlers Wells and the Regent's Park Open Air Theatre have also received support.

The Company is a founding exhibition patron of the Royal Academy of Arts. British Land has sponsored The Royal Parks new corporate membership scheme. British Land supported the Lord Mayor of London's 'New City Architecture' exhibition held at Broadgate.

British Land has been sole sponsor of The British Land National Ski Championships for 27 consecutive years and also sponsors The British Land Alpine Ski Team. British Land has supported the London Olympic Bid 2012. The Company was presenting sponsor of the 2005 Super Series Squash Finals at Broadgate. The British Land British Open and Amateur Championships for Real Tennis are now in their twelfth year.

Glossary of Terms

Annualised net rents are gross rents plus, where rent reviews are outstanding, any increases to estimated rental value (as determined by the Group's external valuers), less any ground rents payable under head leases.

Capital allowances deferred tax provision. In accordance with FRS 19, full provision has been made for the deferred tax arising on the benefit of capital allowances claimed to date. However, in the Group's experience the liabilities in respect of capital allowances provided are unlikely to crystallise in practice and are therefore excluded when arriving at adjusted NAV per share and adjusted EPS.

Contingent tax liability is the unprovided further taxation which might become payable if the Group's investments and properties were sold at their balance sheet values including the valuation surplus on trading and development properties net of any tax losses which have not been recognised in the balance sheet. This is stated after taking account of the FRS 19 capital allowances deferred tax provision.

Development construction cost is the total cost of construction of a project to completion, excluding site values and finance costs.

Earnings per share (EPS) is the profit after taxation divided by the weighted average number of shares in issue during the period. Diluted and Adjusted EPS per share are derived as set out under NAV.

Estimated rental value (ERV) is the Group's external valuers' opinion as to the open market rent, which on the date of valuation, could reasonably be expected to be obtained on a new letting or rent review of a property.

Equivalent yield is a weighted average of the initial yield and reversionary yield and represents the return a property will produce based upon the timing of the income received. In accordance with usual practice, the equivalent yields (as determined by the Group's external valuers) assume rent received annually in arrears and on gross values including prospective purchasers' costs.

Gearing is the Group's net debt as a percentage of adjusted net assets.

Group is The British Land Company PLC and its subsidiaries and excludes joint ventures.

Initial yield is the annualised net rents generated by the portfolio expressed as a percentage of the portfolio valuation, excluding development properties.

Interest cover is the number of times Group net interest payable is covered by Group net rental income.

IPD is the Investment Property Databank Ltd, a Company that produces an independent benchmark of property returns.

Loan to value (LTV) is the ratio of Group net debt to the aggregate value of the Group's properties (including the surplus of the open market value over the book value of both development and trading properties), investments in joint ventures and other investments.

Net assets per share (NAV) are shareholders' funds, plus the surplus of the open market value over the book value of both development and trading properties, divided by the number of shares in issue at the period end.

NNNAV per share (Triple-net NAV) adjusts NAV for the revaluation to market value of debt and derivatives and deferred tax thereon, deducts unprovided contingent tax on capital gains and adds back negative goodwill.

Adjusted NAV per share excludes the capital allowances deferred tax provision.

Diluted NAV per share includes the effect of those shares potentially issuable under convertible bonds or employee share schemes.

Net rental income is the rental income receivable in the period after payment of ground rents and net property outgoings. Net rental income will differ from annualised net rents and passing rent due to the effects of income from backdated rent reviews, UITF 28 operating lease incentives and net property outgoings.

Open market value is an opinion of the best price at which the sale of an interest in the property would complete unconditionally for cash consideration on the date of valuation (as determined by the Group's external valuers – see Valuation Certificate).

In accordance with usual practice, the Group's external valuers' report valuations net, after the deduction of the prospective purchaser's costs, including stamp duty, agent and legal fees.

Passing rent is the gross rent, less any ground rent payable under head leases.

Reversion is the increase in rent estimated by the Group's external valuers, where the passing rent is below the current estimated rental value. The increases to rent arise on rent reviews, letting of vacant space and expiry of rent free periods.

Reversionary yield is the anticipated yield, which the initial yield will rise to once the rent reaches the estimated rental value.

Securitisation is a financing technique where the income stream of an asset is used to service the interest and principal repayments on the relevant debt instruments.

Total return/Return on shareholders' equity is the growth in adjusted diluted net asset value per share plus dividends per share for the period expressed as a percentage of adjusted diluted net asset value per share at the beginning of the period.

UITF 28 'operating lease incentives' debtors. Under accounting rules the balance sheet value of lease incentives given to tenants is deducted from property valuation and shown as a debtor. The incentive is amortised through the profit and loss account.

Underlying profit before tax is the profit on ordinary activities before taxation after excluding trading profits, profits on disposal of fixed assets, one-off gains relating to other investments and exceptional items.

Vacancy rate is the estimated rental value of vacant properties expressed as a percentage of the total estimated rental value of the portfolio, excluding development properties.

Weighted average debt maturity. Each tranche of Group debt is multiplied by the remaining period to its maturity and the result is divided by total Group debt in issue at the period end.

Weighted average interest rate is the Group loan interest and derivative costs per annum at the period end, divided by total Group debt in issue at the period end.

Weighted average lease term is the average lease term remaining to expiry across the portfolio weighted by rental income. This is also disclosed assuming all break clauses are exercised at the earliest date, as stated. Excludes short-term licences and residential leases.

The Organisations



Cristian Barnett was born in Newcastle on April Fool's Day. After studying photography at art school he spent the best part of seven years travelling around the Middle East, North Africa and eastern Europe, periodically returning to base to work as a photographer's assistant.

Since setting up on his own, food photography has been one of the staples of his commercial life. His first big commission was for *Food Illustrated*, shooting in the bourbon country of Kentucky and Tennessee, and he regularly contributes to the glossy food monthlies as well as to *Country Living* and *House and Garden*. His real passion, however, is photographing people doing their jobs.

'I love this aspect of my work more than any other,' he says. 'I get a tremendous thrill from meeting people who have real feeling and enthusiasm for their work. I sense it with the food producers and gardeners I work with, and I got the same excitement from the craftsmen and women I photographed for this report.

The care they devote to each task is incredible. Each individual is highly accomplished in their own right but they're also carrying on a tradition of working to the ultimate standards. Connecting with their world has been an uplifting experience for me. I'm delighted to see that, far from being in decline, the demand for their skills is actually flourishing.'

British Land would like to thank everyone involved in the photographic shoot for this year's annual report, especially the organisations featured in these pages:

Craven Dunnill Jackfield Ltd, Fiona Hutton Textile Conservation, Haysome (Purbeck Stone), John Corley Stained Glass, Malleny Gardens, Newton Forge, Norman & Underwood and Rupert Harris Conservation

CABE
The Tower Building
11 York Road
London SE1 7NX
www.cabe.org.uk

Department for Culture, Media and Sport
2–4 Cockspur Street
London SW1Y 5DH
www.culture.gov.uk

English Heritage
Customer Services Department
PO Box 569
Swindon SN2 2YP
www.english-heritage.org.uk

Historic Royal Palaces
The Tower of London
London EC3N 4AB
www.hrp.org.uk

The Arts Council
2 Pear Tree Court (London office)
London EC1R 0DS
www.artscouncil.org.uk

The Civic Trust
Essex Hall
1–6 Essex Street
London WC2R 3HU
www.civictrust.org.uk

The Georgian Group
6 Fitzroy Square
London W1T 5DX
www.georgiangroup.org.uk

The Historic Churches Preservation Trust
31 Newbury Street
London EC1A 7HU
www.historicchurches.org.uk

The National Trust
PO Box 39
Warrington WA5 7WD
www.nationaltrust.org.uk

The National Trust for Scotland
Wemyss House
28 Charlotte Square
Edinburgh
Scotland EH2 4ET
www.nts.org.uk

The Society for the Protection of Ancient Buildings
37 Spital Square
London E1 6DY
www.spab.org.uk

World Monuments Fund
2 Grosvenor Gardens
London SW1W 0DH
www.wmf.org.uk


The British Land
Company PLC

Head Office and Registered Office
10 Cornwall Terrace
Regent's Park
London NW1 4QP
Telephone +44 (0)207 486 4466
Fax +44 (0)207 935 5552
www.britishland.com
info@britishland.com

Designed by: CDT Design
Photography: Cristian Barnett
Copywriting by: Tim Shackleton
Typesetting by: Perivan Financial
Printed by: Fulmar Colour

The paper used in this Annual Report is made from pulp where for every tree felled 3-4 are planted. The mill recycles the water and 'millbroke' or offcuts and rejects used in the papermaking process.

RECYCLABLE




HISTORIC
CHURCHES
PRESERVATION
TRUST

Almost half the 18,000 churches in England and Wales are at least 500 years old, and some are far older. A vast amount of time, money, faith and skill went into their construction, and maintaining their fabric demands continuous investment. The Historic Churches Preservation Trust offers support for renovation and restoration work, especially where this involves specialist measures that go beyond normal repair budgets.

Back cover | Gloria in excelsis *However well [illegible] our churches may be, vandalism is an [illegible] recurring problem. At his workshop in [illegible] John Corley patiently brings a damaged [illegible] back to its former splendour.*

